Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 ... 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


MACQUARIE
BANK

13 November 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b). Please note this documentation relates to Macquarie Bank's half-year ended 30 September 2003.

Yours sincerely

Dennis Leong
Company Secretary

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited:

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX/News Release

Thursday November 13, 2003

MACQUARIE BANK ANNOUNCES $242 MILLION FIRST HALF PROFIT

Macquarie Bank today announced a $242 million profit after tax attributable to ordinary shareholders for the half year to September 30, 2003. The result was underpinned by a strong rise in international income, which comprised 32 per cent of the Bank's total income for the period, up from 22 per cent for the prior corresponding period.

The interim result is an increase of 32 per cent over the $183 million profit for the half year ended September 30, 2002 and represents a return on average ordinary shareholders' funds of 23.2 per cent per annum.

Profit before tax attributable to ordinary shareholders rose 27 per cent to $318 million from $250 million. Earnings per share for the six month period increased 27 per cent to 116.2 cents from 91.3 cents for the previous corresponding period.

Macquarie Bank Chairman David Clarke said the record result reflected the strengths and diversity of the Bank's businesses, with contributions from Macquarie's international operations - based in 22 locations - particularly pleasing. The result included a number of asset sales, such as the sale of the Bank's interest in East African Gold Mines.

"This result shows the Bank is also benefiting from an improvement in equity markets and from a policy of continuing to invest through the business cycle," he said.

Mr Clarke said the Bank was pleased to declare a dividend of 52 cents per share for the half year (franked to 90 per cent), a 27 per cent increase on last year's interim dividend of

41 cents per share (franked to 85 per cent), reflecting earnings growth and the revised dividend policy.

Macquarie Bank Managing Director and Chief Executive Officer Allan Moss said the Investment Banking Group performed particularly strongly, well up on the prior corresponding period. The Treasury and Commodities Group was up on its strong contribution from the previous year, boosted by an asset realisation. Banking and Property Group was down from a record first half last year, while Equity Markets Group made a greatly increased contribution from its international businesses. Financial Services Group improved its contribution, exceeding plans, while Funds Management Group's contribution was marginally up.

"Underpinning the record result were improving conditions in international equity markets, a solid corporate deal flow, a notable contribution from asset realisations, and a number of international infrastructure opportunities which came to fruition," he said.

Mr Moss said the highlight of the result was the substantial increase in international income despite the strong Australian dollar. Particularly pleasing was the diversity of international income, with contributions from across the Groups.

Strong performances came from the Investment Banking Group in North America and Europe. Significant contributions were also made by the Equity Markets Group in the Hong Kong market and the Treasury and Commodities Group in Africa, while there was a notable increase from the Banking and Property Group in the Americas.

FINANCIAL HIGHLIGHTS

Total income from ordinary activities was $1,176 million, with growth across all income categories, representing an overall increase of 20 per cent on the prior corresponding period (excluding transmission income for the four and a half months in the prior corresponding period when the Bank held the Broadcast Australia assets on its balance sheet).

Net fee and commission income rose by 6 per cent to $705 million from $662 million, while the contribution from trading income rose 2 per cent to $225 million from $220 million in the prior corresponding period. Net interest income increased 8 per cent to $143 million, from $132 million in the prior corresponding half.

Other income of $103 million included a gain on disposal of the Bank's interest in East African Gold Mines and part of its interest in Sydney Futures Exchange.

The Bank continues to be strongly capitalised with a Tier 1 ratio of 18.5 per cent and there are no plans to reduce the Bank's capital in the medium term.

GROUP OPERATING HIGHLIGHTS

The **Investment Banking Group** recorded an excellent result, which was well up on last year's corresponding first half.

Corporate Finance benefited from strong contributions from the industry group sectors, which completed a significant number of mergers and acquisitions transactions, including advising Alinta on the acquisition of the Aquila assets by DUET and Alinta, advising Bank-West on its acquisition by Halifax Bank of Scotland, advising AWB on its acquisition of Landmark from Wesfarmers, and advising East African Gold Mines on its acquisition by Placer Dome. Equity Capital Markets also concluded a number of successful capital raisings, including Promina, POWERS Trust, AWB and the Macquarie Goodman Industrial Trust.

The global fund strategy continued with the establishment of a new Canadian fund, the Macquarie Essential Assets Partnership (MEAP), with funds raised from Canadian institutions (initial commitments of approximately $285 million) for investments in Canadian utility assets. The seed asset for MEAP was Altalink, the electricity transmission business of TransAlta Utilities Corporation in the Canadian province of Alberta. The Korean Road Infrastructure Fund also completed its second close with commitments of approximately $465 million. Active management saw an earnings increase for all three of the Australian Stock Exchange-listed infrastructure funds, with an 11 per cent increase in earnings before interest, tax, depreciation and amortisation for Macquarie Infrastructure Group's operating tollroads for the 12 months to June 30, 2003, a 16 per cent increase in Macquarie Airports' assets and a 24 per cent increase on Macquarie Communications Group's cornerstone asset, Broadcast Australia.

The contribution from Financial Products was lower due to transaction timing and difficult conditions in the cross border leasing market. Macquarie Capital experienced growth with asset based leasing volumes up 13 per cent to $2.6 billion from March 31, 2003. Institutional stockbroking made a strong contribution to group profit with secondary market brokerage and issuance fees a strong contributor.

Treasury and Commodities Group was up overall on the prior corresponding period in mixed market conditions. Metals and Mining was well up, due to a $37.5 million profit (pre-tax and before profit share) on the realisation of the East African Gold Mines investment and a positive contribution from the energy capital business. Foreign Exchange and Debt Markets continued to perform well, marginally down on the prior corresponding period. Agricultural Commodities was down on reduced hedging requirements from clients due to higher sugar prices, and lower market volatility and liquidity after a particularly strong first half last year. The Futures contribution fell due to lower margins and stronger exchange rate, as did the contribution from Treasury, reflecting a less volatile interest rate environment. The new Energy Markets Division made a positive contribution. A new commodity derivatives alliance with The Royal Bank of Scotland commenced in August 2003 and will leverage the skills of Macquarie's existing businesses.

Banking and Property Group was down on a strong performance in the prior corresponding period, reflecting the timing of transactions in the Property business. There were continued strong revenues from financing property developments and listed and unlisted property funds under management (including associates) grew 28 per cent to $9.2 billion from March 31, 2003. The Australian mortgage portfolio grew to over $10 billion – with record settlements up 39 per cent on the prior corresponding period. The mortgage business in the USA originated $US166 ($A244) million during the period, bringing the total book value to $US173 ($A254) million. Margin lending was up on an increased margin loan portfolio, while Banking Division was down on a strong prior corresponding result. There was continued growth in Golf and Leisure with long term investments making a strong contribution.

Equity Markets Group made a significantly increased contribution compared to the prior corresponding period with all major businesses performing well. Improved profitability from the Hong Kong market reflected increased equity market activity, stronger market positions in both warrants and equity linked notes, and new revenue streams from higher-margin structured products. Australia maintained its leading warrant market shares but was slightly down on the prior corresponding period, primarily due to lower warrant volumes. There was further diversification of Australian revenue through increased sales of unlisted products. The Sydney-based International Trading Desk, a global trading and risk management desk, experienced significant growth from the sale of US equity products to Asian investors. The contribution from the South African business alliance with Nedcor exceeded the contribution from its predecessor for the prior corresponding period. An alliance with Korea's Woori Bank commenced in September, on schedule and on budget. Elsewhere Japan was profitable and the restructured European International Structuring

business also moved to profitability. In Brazil, difficult conditions resulted in a flat result for the period.

Financial Services Group was significantly up on the prior corresponding period, exceeding plans. The Group increased annuity based revenue through Wrap (up 22 per cent to $7.7 billion) and the Cash Management Trust (up 6 per cent to $9.3 billion) and was voted Best Fund Manager and Best Master Trust/Wrap Provider in the ASSIRT 2003 Service Level Awards. The Group's private client broking business made a stronger contribution as it benefited from improved investor sentiment. The Group increased the number of private client advisers by more than 60.

Funds Management Group was marginally up on the prior corresponding period with total funds under management increasing 8 per cent to $33.1 billion with strong growth in international funds under management. Progress on the new joint venture with United Securities Investment Trust Corporation, a mid-sized Taiwanese fund manager, was satisfactory. The move of all Australian equities funds to the proven Style Neutral approach met with broad market support.

Direct Investment recorded a small loss for the period, principally due to the Nardell Coal mine being placed in receivership. However, this was partially offset by a substantial gain made on the sale of the Sabco assets.

SINCE BALANCE DATE

- Macquarie Bank acquired two seed assets for the proposed Macquarie European Infrastructure Fund (MEIF), the UK water utility South East Water for $948 million, and Sweden's Arlanda Express airport rail link for $76 million. The Bank's intention is to sell the assets into MEIF within six to nine months, or to institutional investors.
- Banking and Property Group announced jointly with the US-based Developers Diversified Realty (DDR) plans to raise up to $550 million from Australian investors for a new Australian Stock Exchange listed property trust. The Macquarie DDR Trust will acquire an 81 per cent share in a diversified portfolio of 11 community shopping centres in the USA valued at $US745 million ($1,093 million).
- Macquarie Investment Trust III, managed by Macquarie Direct Investments, realised its holding in JB Hi-Fi in October, when JB Hi-Fi successfully listed on the Australian Stock Exchange.

- The Korean Road Infrastructure Fund made its second investment, a 6.5 per cent ($40 million) stake in the Daegu Busan toll road linking Korea's 2nd and 3rd largest cities.
- The Bank sold its 33 per cent holding in the joint venture with South Africa's Sanlam for proceeds of $19 million, resulting in a profit of $14 million.

DIVIDEND

Mr Clarke said the increased dividend is in accordance with the revised ordinary dividend policy announced in May 2003. Under this revised policy, the Bank aims to grow dividends broadly in line with earnings and frank dividends to at least 80 per cent.

Mr Clarke said the significant increase in the interim dividend also recognises the change in the pattern of the Bank's earnings between its first and second half reporting periods. In recent years, largely due to the timing of funds management performance fees, first half earnings have overtaken second half earnings, reversing the historical trend. This new pattern is expected to continue in the next few years. Hence, shareholders should not infer a large increase in the final dividend.

OUTLOOK

Mr Moss said current domestic market conditions are exceptionally favourable and international market conditions are favourable, with high volumes in most markets. "We are also experiencing markedly improved investor confidence, improving corporate confidence and continuing good credit quality," he said.

"In the current year we expect to continue to benefit from these positive conditions and anticipate the second half will be significantly up on the prior corresponding period, but, as usual, below the first half due to the timing of performance fees."

"Over the medium term we expect to benefit from growth initiatives across our businesses and we expect international growth to continue. However, we will continue to be influenced by market conditions and therefore caution should be exercised in extrapolating from the current year."

For further information, please contact:

Erica Sibree, Investor Relations, Macquarie Bank Limited 02 8232 5008
Lisa Jamieson, Public Relations, Macquarie Bank Limited 02 8232 6016

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 ~~3600 Facsimile 8232 4227~~
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

13 November 2003


MACQUARIE
BANK

ASX Company Announcements
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited interim results announcement

Please find attached the 2004 Interim Directors' report and financial report, and the Appendix 4D Half Year Report for the half-year ended 30 September 2003.

This information should be read in conjunction with Macquarie Bank Limited's 2003 Annual Review and Financial Report.

These documents are provided to ASX in accordance with listing rule 4.2A for announcement to the market on 13 November 2003.

Yours faithfully

Dennis Leong
Company Secretary

APPENDIX 4D
HALF YEAR REPORT

MACQUARIE BANK LIMITED
ABN 46 008 583 542

PERIOD ENDED 30 SEPTEMBER 2003

Results For Announcement To The Market

1 **Details of the reporting period**

Current period: 1 April 2003 to 30 September 2003
Prior corresponding period: 1 April 2002 to 30 September 2002

		Six months Ended 30 September 2003	Six months Ended 30 September 2002	% Change
		$M	$M	
2.1	**Revenues from ordinary activities**	1,890	1,722	10%
2.2	**Profit / (loss) from ordinary activities after tax attributable to equity holders**	255	197	29%
2.3	**Net profit / loss attributable to ordinary shareholders**	242	183	32%

	Dividends	Amount Per Security	Franked Amount Per Security
2.4	Interim dividend	52 cents	90%
	Final dividend	-	-
	Special dividend	-	-

2.5 **Record date for determining entitlements:**

Record date for next ordinary dividend 25 November 2003

2.6 **Commentary**

For the half year ended 30 September 2003, Macquarie Bank Limited achieved a record half year result with a net profit after income tax attributable to ordinary equity holders of $242 million. This was up 61% on the prior period and 32% on the prior corresponding period.

Total income from ordinary activities increased to $1,176 million, an increase of 38% on the prior period and 13% on the prior corresponding period. Total expenses from ordinary activities increased to $840 million. This was 28% up on the prior period and 9% up on the prior corresponding period. Basic earnings per share (EPS) has increased to 116.2 cents, 58% up on the prior period and 27% on the prior corresponding period.

Refer to Interim Results Announcement for more details.

Other Requirements

		Six months Ended 30 September 2003	Six months Ended 30 September 2002
		$	$
3	**Net tangible asset per security**		
	Ordinary shares	10.44	8.47

4 **Control gained over entities in the period, and those having material effect**

Name	Date Control Gained
Four Corners Capital Management LLC	13/08/2003
Mac IT 2000 Trust	31/08/2003
Mellon Brascan Money Market FIF	31/08/2003

The above entities did not contribute materially to the reporting entity's profit from ordinary activities

Control lost over entities in the period, and those having material effect

Name	Date Control Lost
Global Debt Investments No. 3 Pty Limited	26/09/2003
Macquarie Essential Assets Partnership	16/05/2003
Macquarie Real Estate Equity Fund No.2 Pty Limited	13/08/2003
Macquarie Transmission Alberta Limited	16/05/2003
ntl Telecommunications Pty Limited	8/09/2003
The Global Debt Limited Partnership	26/09/2003

The above entities did not contribute materially to the reporting entity's profit from ordinary activities

5 **Dividends / distributions**

On 12 November 2003, the Directors declared an interim dividend for the financial year ending 31 March 2004 of 52 cents per share, 90% franked at a tax rate of 30%. The aggregate amount of the proposed dividend expected to be paid on 19 December 2003 out of retained earnings as at 30 September 2003 but not recognised as a liability as at that date as a result of the change in accounting policy is $112 million. This amount has been calculated based on the number of shares eligible to participate as at the declaration date.

6 **Dividend Reinvestment Plan**

On 8 May 2002, the Directors resolved that they would activate the Dividend Reinvestment Plan ("the DRP") effective for dividends to be paid after that date. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. In the current period 3,908,671 fully paid ordinary shares were issued on 2 July 2003 pursuant to the DRP at $27.02 per share.

7 **Investment in associated entities and joint ventures**

Name	Ownership Interest (%)
303 Collins Street Trust	56
AmInvestment Management Sdn Bhd (Malaysia)	30
AmInvestment Services Bhd (Malaysia)	30
August Trading Limited	49
Austian (Tianjin) Real Estate Development Co. Limited (China)	50
Bondi Beach Railway Pty Limited	50
The Cannery Unit Trust	20
Coriolis Holdings Pty Limited	50
Develop Co Pty Limited	50
Edenbrooke Village Pty Limited	50
First China Property Group Limited (Hong Kong)	50
First Southern Crown Limited	30
Gen Y Limited	20
Green Square Joint Venture	30
Helmsman Funds Management Limited	50
Helmsman Funds Management Pty Limited	50
ICA Property Group Pty Limited	45
Innofin Pty Limited (South Africa)	33
Macquarie Capital Partners LLC (United States)	58
Macquarie CCY Feeder Fund (Bermuda)	39
Macquarie FX Feeder Fund (Bermuda)	39
Macquarie FX Feeder Fund No. 2 (Bermuda)	39
Macquarie Goodman Management Limited	40
Macquarie Offshore Feeder Fund (Bermuda)	39
Macquarie Offshore Feeder Fund No. 2 (Bermuda)	39
Macquarie Offshore Feeder Fund No. 3 (Bermuda)	39
Macquarie Pro-Logis Management LLC	50
Macquarie Real Estate Equity Fund No. 1 Pty Limited	22.9
Macquarie Securitisation Shanghai Co. Limited (China)	50
Macquarie Shinhan Infrastructure Management Co. Limited (Korea)	80
Macquarie Syndication (No. 17) Pty Limited	50
Medallist Developments Pty Limited	70
Medallist Development Trust	70
Medallist Holdings Inc. (United States)	80
Medallist Schofields Trust	50
Medallist Springfield Unit Trust	50
Medallist Vintage Trust	50
Mining Equipment Company Pty Limited	45
Moodmessaging	50
MP Management LLC (United States)	50
MPI Private Trustee Limited (Bermuda)	50
River Links Development Pty Limited	42
Securiclear Pty Limited	50
SHI Holdings Pty Limited	20
Shinhan Macquarie Financial Advisory Co Limited (Korea)	49
Southern African Infrastructure Funds Managers (Proprietary) Limited (South Africa)	50
SPT Telecommunications Pty Limited	50
Tasman Economics Pty Limited	25
The Financial Arena Pty Limited	20
Tianjin Macquarie Property Development Management Co. Limited (China)	50
United Investments Company	40
Vytel Spectrum Pty Limited	50

The above entities did not contribute materially to the reporting entity's profit from ordinary activities

8 **Foreign entities**

Not applicable.

9 **Audit / Review**

No qualifications. Please refer to Independent Auditors Report in the Interim Financial Report for 30 September 2003

MACQUARIE BANK LIMITED

A.B.N. 46 008 583 542

2004 Interim Directors' report and financial report

Half-year ended 30 September 2003


MACQUARIE
BANK

MACQUARIE BANK LIMITED
and its controlled entities

TABLE OF CONTENTS

MACQUARIE BANK LIMITED
and its controlled entities

DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2003

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited ("the Bank"), the Directors submit herewith the Statement of Financial Position as at 30 September 2003, the Statement of Financial Performance and Statement of Cash Flows of the Bank and its controlled entities (together "the economic entity") for the half-year ended on that date ("the period") and report as follows.

DIRECTORS

At the date of this report Directors of the Bank are:

Executive Directors:
D.S. Clarke, AO *Executive Chairman*
A.E. Moss, *Managing Director*
M.R.G. Johnson, *Deputy Chairman*

Non-Executive Director:
L.G. Cox, AO

Independent Non-Executive Directors:*
J.G. Allpass
P.M. Kirby
B.R. Martin
H.K. McCann
J.R. Niland, AC
H.M. Nugent

* In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2003 Annual Review).

The above Directors each held office as a Director of the Bank throughout the period and up until the date of this report with the exception of Mr P.M. Kirby, who was appointed as an Independent Non-Executive Director of the Bank on 28 June 2003.

RESULT

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the period was $242 million (2002: $183 million).

DIVIDENDS AND DISTRIBUTIONS

The Bank paid, provided or declared dividends and distributions during the period and up until the date of this report as set out in the table below:

Security	Payment date	Payment type	$M	In respect of year ended/period	
Ordinary shares	2 July 2003	Final	106	31 March 2003	Paid
	2 July 2003	Special	102	31 March 2003	Paid
	19 December 2003	Interim	112	31 March 2004	Declared
Macquarie Income Securities	15 April 2003	Periodic	6	15 January to 14 April 2003	Paid
	15 July 2003	Periodic	7	15 April to 14 July 2003	Paid
	15 October 2003	Periodic	6	15 July to 14 October 2003	Paid
Converting Preference Shares	16 June 2003	Periodic	5	16 December 2002 to 15 June 2003	Paid
	25 September 2003	Final	3	16 June to 25 September 2003	Paid

DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2003

REVIEW OF OPERATIONS

For the half year ended 30 September 2003, Macquarie Bank Limited achieved a record half year result with a net profit after income tax attributable to ordinary equity holders of $242 million. This was up 61% on the prior period and 32% on the prior corresponding period.

Total income from ordinary activities increased to $1,176 million, an increase of 38% on the prior period and 13% on the prior corresponding period. Total expenses from ordinary activities increased to $840 million. This was 28% up on the prior period and 9% up on the prior corresponding period. Basic earnings per share (EPS) has increased to 116.2 cents, 58% up on the prior period and 27% on the prior corresponding period.

ROUNDING OF AMOUNTS

In accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission ("ASIC") amounts in the Directors' report and the financial report have been rounded off to the nearest million dollars unless otherwise indicated.

D.S. Clarke, Director

A.E. Moss, Director

Sydney
12 November 2003

MACQUARIE BANK LIMITED
and its controlled entities

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2003

	Notes	Half-year to 30 Sept. 2003 $M	Half-year to 31 Mar. 2003 $M	Half-year to 30 Sept. 2002 $M
Interest income	3	**551**	549	525
Interest expense	3	**(408)**	(407)	(420)
Net interest income		**143**	142	105
Fee and commission income	3	**844**	576	794
Fee and commission expense	3	**(139)**	(122)	(132)
Net fee and commission income		**705**	454	662
Trading income	3	**225**	182	220
Other income	3	**126**	66	128
Other expenses	3	**(23)**	7	(76)
Total income from ordinary activities		**1,176**	851	1,039
Employment expenses	3	**(617)**	(449)	(521)
Occupancy expenses	3	**(45)**	(47)	(45)
Non-salary technology expenses	3	**(45)**	(41)	(43)
Professional fees, travel and communication expenses	3	**(66)**	(64)	(65)
Other operating expenses	3	**(67)**	(55)	(100)
Total expenses from ordinary activities		**(840)**	(656)	(774)
Profit from ordinary activities before income tax		**336**	195	265
Income tax expense	5	**(78)**	(29)	(67)
Profit from ordinary activities after income tax		**258**	166	198
Profit from ordinary activities after income tax attributable to outside equity interests		**(3)**	(2)	(1)
Profit from ordinary activities after income tax attributable to equity holders of Macquarie Bank Limited*		**255**	164	197
Distributions paid or provided on Macquarie Income Securities	6	**(13)**	(14)	(14)
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited		**242**	150	183
			Cents per share	
Basic earnings per share	7	**116.2**	73.7	91.3
Diluted earnings per share	7	**114.4**	73.7	89.4

* There were no valuation adjustments recognised directly in equity

The consolidated statement of financial performance should be read in conjunction with the accompanying notes.

MACQUARIE BANK LIMITED

and its controlled entities

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2003

	Notes	As at 30 Sept. 2003 $M	As at 31 Mar. 2003 $M	As at 30 Sept. 2002 $M
Assets				
Cash and liquid assets		**691**	311	360
Securities purchased under resale agreements		**6,747**	5,155	2,895
Trading assets	8	**5,150**	4,780	5,513
Other securities	9	**2,583**	2,181	2,288
Loan assets	10	**10,914**	9,839	11,031
Other financial market assets		**5,434**	5,309	5,550
Other financial assets		**2,108**	1,828	1,795
Life insurance investment assets		**2,693**	2,516	2,473
Equity investments		**114**	130	115
Investments in associates and incorporated joint ventures		**134**	142	109
Fixed assets		**117**	125	133
Tax assets		**117**	146	213
Total assets		**36,802**	32,462	32,475
Liabilities				
Due to other financial institutions		**700**	517	627
Securities sold under repurchase agreements		**3,941**	2,221	2,409
Securities borrowed		**3,275**	2,381	1,092
Deposits		**3,876**	3,966	4,466
Notes payable	12	**11,120**	10,069	11,412
Other financial market liabilities		**4,830**	4,718	4,711
Tax liabilities		**38**	18	42
Other liabilities		**2,292**	2,665	2,017
Life insurance policy liabilities		**2,483**	2,456	2,429
Provisions for dividends and distributions		**5**	213	89
Deferred tax liabilities		**28**	30	119
Other provisions		**68**	67	68
Total liabilities excluding loan capital		**32,656**	29,321	29,481
Loan capital				
Subordinated debt		**805**	406	242
Converting Preference Shares		**-**	150	150
Total liabilities		**33,461**	29,877	29,873
Net assets		**3,341**	2,585	2,602
Equity				
Contributed equity				
Ordinary share capital	13	**1,465**	1,137	1,096
Macquarie Income Securities	13	**391**	391	391
Retained earnings	14	**901**	659	717
Total equity attributable to equity holders of Macquarie Bank Limited		**2,757**	2,187	2,204
Outside equity interests in controlled entities	14	**584**	398	398
Total equity		**3,341**	2,585	2,602

The consolidated statement of financial position should be read in conjunction with the accompanying notes.

MACQUARIE BANK LIMITED

and its controlled entities

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2003

	Notes	**Half-year to 30 Sept. 2003 $M**	Half-year to 31 Mar. 2003 $M	Half-year to 30 Sept. 2002 $M
Cash flows from operating activities				
Interest received		**559**	490	593
Interest and other costs of finance paid		**(444)**	(367)	(489)
Fees and other non-interest income received		**700**	619	675
Fees and commissions paid		**(132)**	(130)	(127)
Life insurance investment income		**32**	56	49
Life insurance premiums received		**718**	753	957
Life insurance policy payments		**(776)**	(770)	(980)
Net receipts from dealing in financial instruments		**372**	734	379
Dividends and distributions received		**95**	50	40
Payments to suppliers		**(392)**	(407)	(34)
Employment expenses paid		**(645)**	(296)	(570)
Income taxes refunded/paid		**11**	(134)	(63)
Broadcast Australia – net receipts from operations		**-**	-	17
Net cash flows from operating activities		**98**	598	447
Cash flows from investing activities				
Loan assets granted		**(3,310)**	(554)	(4,120)
Proceeds from securitisation of loan assets		**2,395**	1,905	2,502
Recovery of loans previously written-off		**4**	-	1
Payments for other securities		**(510)**	(320)	(417)
Proceeds from the realisation of other securities		**13**	194	104
Payments for life insurance investments		**(2,528)**	(2,579)	(3,302)
Proceeds from the sale of life insurance investments		**2,780**	2,541	3,306
Payments for equity investments		**(46)**	(64)	(45)
Proceeds from the sale of equity investments		**59**	6	7
Proceeds on the sale of controlled entities	17	**37**	-	-
Payment for purchase of controlled entities		**-**	-	(296)
Broadcast Australia cash deconsolidated		**-**	-	(17)
17				
Payments for fixed assets		**(23)**	(18)	(22)
Proceeds from the sale of fixed assets		**2**	1	1
Net cash flows from investing activities		**(1,127)**	1,112	(2,298)
Cash flows from financing activities				
Net increase/decrease in money market and other deposit accounts		**970**	(1,887)	1,855
Issue of subordinated debt		**479**	225	-
Repayment of subordinated debt		**(70)**	(50)	-
Broadcast Australia – net proceeds from borrowing		**-**	-	137
Proceeds from the issue of ordinary share capital		**84**	13	34
Dividends and distributions paid		**(115)**	(72)	(69)
Proceeds from outside equity interest		**2**	-	1
Net cash flows from financing activities		**1,350**	(1,771)	1,958
Net increase/decrease in cash held		**321**	(61)	107
Cash at the beginning of the period		**289**	350	243
Cash at the end of the period		**610**	289	350

The consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2003

1. BASIS OF PREPARATION

This general purpose financial report for the half-year ended 30 September 2003 ("the period") has been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This financial report comprises the consolidated financial statements of Macquarie Bank Limited ("the Bank") and the entities it controlled at the end of or during the period (together, "the economic entity").

The interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, it is recommended that this financial report be read in conjunction with the 31 March 2003 annual review and financial report of the economic entity and any public announcements made by the Bank during the period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

In accordance with Australian Securities and Investments Commission Class Order 98/0100 amounts in these financial statements have been rounded off to the nearest million dollars unless otherwise indicated.

The accounting policies are consistent with those of the previous financial year and corresponding periods, unless otherwise stated. Where necessary, comparative figures have been adjusted to conform with changes in presentation at 30 September 2003.

Change in accounting policy

From 1 April 2003, Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" ("AASB 1044") became operative for the economic entity.

AASB 1044 requires that a provision for dividends is not recognised until the dividend has been declared or publicly recommended by the Directors. In previous financial periods a provision was recorded as at balance date for dividends that were not declared until the completion of the financial report.

An adjustment of $208 million has been made against the economic entity's retained profits as at 1 April 2003 to reverse the amount provided as at 31 March 2003 for the Bank's 2003 final and special dividends. These provisions were reinstated in May 2003 when the dividends were declared by the Directors

No provision has been recognised as at 30 September 2003 for the Bank's 2004 interim dividend. This provision will be recorded at the time that the dividend is declared.

The restatements of the provision for dividends and retained earnings below show the information that would have been disclosed had the new accounting policy always been applied

	Half-year to 30 Sept. 2003 $M	Half-year to 31 Mar. 2003 $M	Half-year to 30 Sept. 2002 $M
Provision for Ordinary Dividends			
Previously reported balance at the end of the financial period	-	208	83
Adjustment for change in accounting policy	-	(208)	(83)
Restated balance at the end of the financial period	-	-	-
Retained Earnings			
Previously reported balance at the end of the financial period	**901**	659	717
Adjustment for change in accounting policy	-	208	83
Restated balance at the end of the financial period	**901**	867	800

	Half-year to 30 Sept. 2003 $M	Half-year to 31 Mar. 2003 $M	Half-year to 30 Sept. 2002 $M
2. OPERATING REVENUE			
Interest income	**551**	549	525
Fee and commission income	**960**	627	741
Trading income	**225**	182	220
Proceeds from the sale of other securities and equity investments	**72**	200	111
Other income (excluding profit from the sale of other securities and equity investments)	**82**	38	125
Total operating revenue	**1,890**	1,596	1,722
3. PROFIT FROM ORDINARY ACTIVITIES			
Interest income			
Interest income	**551**	549	525
Interest expense	**(408)**	(407)	(420)
Total net interest income	**143**	142	105
Fee and commission income			
Fee and commission income	**830**	562	780
Fee and commission expense	**(139)**	(122)	(132)
Income from life insurance business			
- investment revenue and management fees	**130**	65	(39)
- life insurance claims and changes in policy liabilities	**(112)**	(48)	56
- direct fees	**(4)**	(3)	(3)
Net fee and commission income	**705**	454	662
Trading income			
Equities	**108**	75	75
Commodities	**37**	46	70
Foreign exchange products	**57**	45	53
Interest rate products	**23**	16	22
Total trading income	**225**	182	220

	Half-year to 30 Sept. 2003 $M	Half-year to 31 Mar. 2003 $M	Half-year to 30 Sept. 2002 $M
3. PROFIT FROM ORDINARY ACTIVITIES (CONT'D)			
Other income			
Proceeds from the sale of other securities and equity investments	**72**	200	111
Less carrying value of other securities and equity investments	**(26)**	(172)	(108)
Profit on the sale of other securities and equity investments	**46**	28	3
Gain on disposal of controlled entities	**15**	-	54
Share of net profits of associates and incorporated joint ventures accounted for using the equity method	**15**	5	(5)
Dividends and distributions received/receivable from other securities and equity investments	**20**	14	16
Life insurance income earned on shareholders' funds	**4**	5	3
Broadcast Australia – transmission income	**-**	-	49
Other income	**26**	14	8
Total other income	**126**	66	128
Provision for diminution of equity investments – written back/(provided)	**17**	5	(67)
General provision for credit losses (refer Note 10)	**(11)**	9	(5)
Specific provisions			
- provided for during the period (refer Note 10)	**(16)**	(3)	(6)
- recovery of loans previously provided for (refer Note 10)	**3**	7	3
- loan losses written-off	**-**	(1)	(1)
- recovery of loans previously written-off	**1**	-	1
Total net charge for provisions	**(6)**	17	(75)
Other expenses	**(17)**	(10)	(1)
Total other expenses	**(23)**	7	(76)
Net other income	**103**	73	52
Total income from ordinary activities	**1,176**	851	1,039

	Half-year to 30 Sept. 2003 $M	Half-year to 31 Mar. 2003 $M	Half-year to 30 Sept. 2002 $M
3. PROFIT FROM ORDINARY ACTIVITIES (CONT'D)			
Employment expenses			
Salary, salary-related costs, superannuation, performance-related profit share and staff training	**(609)**	(451)	(510)
Provision for annual leave	**(5)**	3	(6)
Provision for long service leave	**(3)**	(1)	(2)
Broadcast Australia – employment expenses	**-**	-	(3)
Total employment expenses	**(617)**	(449)	(521)
Occupancy expenses			
Operating lease rental	**(34)**	(32)	(34)
Depreciation: furniture, fittings and leasehold improvements	**(6)**	(8)	(7)
Other occupancy expenses	**(5)**	(7)	(4)
Total occupancy expenses	**(45)**	(47)	(45)
Non-salary technology expenses			
Information services	**(15)**	(16)	(16)
Depreciation: computer equipment and software	**(17)**	(15)	(16)
Other non-salary technology expenses	**(13)**	(10)	(11)
Total non-salary technology expenses	**(45)**	(41)	(43)
Professional fees, travel and communication expenses			
Professional fees	**(35)**	(33)	(34)
Auditors' remuneration	**(3)**	(3)	(3)
Travel expenses	**(17)**	(18)	(18)
Communication expenses	**(9)**	(8)	(8)
Depreciation: communication equipment	**(2)**	(2)	(2)
Total professional fees, travel and communication expenses	**(66)**	(64)	(65)
Other operating expenses			
Other operating expenses	**(67)**	(55)	(47)
Broadcast Australia – other operating expenses	**-**	-	(53)
Other operating expenses	**(67)**	(55)	(100)
Total expenses from ordinary activities	**(840)**	(656)	(774)

4. SEGMENT INFORMATION

Segment revenues and profits are those that are directly attributable to a segment or the relevant portion that can be allocated to a segment on a reasonable basis.

Any transfers between segments have been determined on an arms -length basis and eliminated on consolidation.

Primary segment - business
For internal reporting and risk management purposes, the economic entity is divided into six operating Groups ("the Groups"). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 1005 "Segment Reporting", because the Groups provide certain products to customers which have the same, or similar, risk and return characteristics.

For the purposes of determining business segments the activities of the economic entity have been divided into four areas:
- Asset and Wealth Management: distribution and manufacture of funds management products;
- Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
- Investment Banking: corporate finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- Lending: banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $M	Financial Markets $M	Investment Banking $M	Lending $M	Total $M
			30 September 2003		
Total revenue from ordinary activities	**582**	**486**	**381**	**441**	**1,890**
Total income from ordinary activities	**397**	**273**	**339**	**167**	**1,176**
Profit from ordinary activities after income tax	**90**	**71**	**69**	**28**	**258**
			31 March 2003		
Total revenue from ordinary activities	351	418	442	385	1,596
Total income from ordinary activities	206	196	301	148	851
Profit from ordinary activities after income tax	25	43	61	37	166
			30 September 2002		
Total revenue from ordinary activities	323	465	552	382	1,722
Total income from ordinary activities	298	230	363	148	1,039
Profit from ordinary activities after income tax	57	54	57	30	198

5. INCOME TAX EXPENSE

Prima facie income tax on profit from ordinary activities is reconciled to the income tax expense charged in the Statement of Financial Performance as follows:

	Half-year to 30 Sept. 2003 $M	Half-year to 31 Mar. 2003 $M	Half-year to 30 Sept. 2002 $M
Income tax expense on profit from ordinary activities*	**(101)**	(58)	(80)
Add/(deduct) tax effect of permanent differences:			
Recoupment of group tax losses	**-**	14	4
Rate differential on offshore income	**13**	7	6
Distribution paid/provided on Macquarie Income Securities	**4**	4	4
Net effect of different tax rates for life insurance business	**2**	1	2
Dividend paid/provided on Converting Preference Shares	**(2)**	(2)	(2)
Other items	**6**	5	(1)
	23	29	13
Total income tax expense	**(78)**	(29)	(67)

* Prima facie income tax on profit from ordinary activities is calculated at the rate of 30% (2002: 30%).

The economic entity has a tax year ending on 30 September.

From 1 October 2002, pursuant to a resolution of the Bank, the Consolidated Entity's Australian tax liabilities are determined pursuant to tax consolidation legislation. All Australian resident wholly-owned controlled entities of the Bank formed a Tax Consolidated Group ("the TC Group") from that date. The Bank is the Head Entity of the TC Group. As a consequence and from that date, the relevant controlled entities are no longer subject to income tax and will not recognise any tax balances. Under the terms and conditions of a tax contribution agreement, the Bank charges each controlled entity for all tax liabilities incurred in respect of their activities and reimburses each controlled entity for tax assets received.

Should the Bank be in default of its obligations, or a default is probable, under the tax consolidation legislation, any tax balances that must be recognised by the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between the Bank and entities in the Group.

The economic entity is currently subject to an audit by the Australian Taxation Office ("ATO"). Some amended assessments have been issued by the ATO for the 1988 to 1993 years. Other issues of potential taxation liability have been raised but have not yet been subject to the issue of amended assessments. Objections have been lodged in respect of the amended assessments and the other issues of alleged liability are also disputed. Details of the amounts in dispute (including amended assessments) have not been disclosed because the Directors believe this would prejudice the economic entity's position.

The ATO is also reviewing the interests held by the economic entity in research and development syndicates. Amended assessments have been issued in relation to one of these syndicates, against which objections were lodged and subsequently upheld in the Administrative Appeals Tribunal ("AAT"). The ATO lodged an appeal against the AAT decision with the Federal Court, which remitted certain aspects of the matter to the AAT for further consideration. Details of the amounts in dispute (including amended assessments) have not been disclosed because the Directors believe this would prejudice the economic entity's position.

In relation to the Macquarie Income Securities, a public ruling has been issued by the ATO suggesting that deductions for distributions on this type of security may not be available. The Bank has received independent legal advice confirming that deductions are available for the distributions provided. An objection has been lodged and has been disallowed. An appeal has been made to the Federal Court

In preparing this financial report the Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

	Half-year to 30 Sept. 2003 $M	Half-year to 31 Mar. 2003 $M	Half-year to 30 Sept. 2002 $M
6. DIVIDENDS AND DISTRIBUTIONS PAID OR PROVIDED			
Ordinary share capital			
Interim (Nil (2002: 41) cents per share)	-	-	83
Final (52 (2002: 52) cents per share)	-	106	-
Special (50 (2002: Nil) cents per share)	-	102	-
Total dividends provided	-	208	83

The interim ordinary dividend for the financial year ended 31 March 2003 was 85% franked at the 30% corporate tax rate. The final ordinary dividend for the financial year ended 31 March 2003 was fully franked at 30%. The special ordinary dividend provided as at 31 March 2003 was fully franked at 30%.

On 12 November 2003, the Directors declared an interim dividend for the financial year ending 31 March 2004 of 52 cents per share, 90% franked at 30%. The aggregate amount of the proposed dividend expected to be paid on 19 December 2003 out of retained earnings as at 30 September 2003 but not recognised as a liability as at that date is $112 million. This amount has been calculated based on the number of shares eligible to participate as at the declaration date.

On 8 May 2002, the Directors resolved that they would activate the Dividend Reinvestment Plan ("the DRP") effective for dividends to be paid after that date. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of the fully paid ordinary shares issued pursuant to the DRP are included in Note 13 – Contributed equity.

Converting Preference Shares

Dividends on these shares of $5.4 million (2002: $5.5 million) have been charged to the Statement of Financial Performance as interest expense in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments".

The dividend paid on 25 September 2003 was fully franked at 30%. The dividend paid on 16 June 2003 was fully franked at 30% and the dividend paid on 16 December 2002 was 85% franked at 30%.

There will be no further preference dividends paid in respect of these shares following their conversion to fully paid ordinary shares on 25 September 2003.

Macquarie Income Securities

	Half-year to 30 Sept. 2003 $M	Half-year to 31 Mar. 2003 $M	Half-year to 30 Sept. 2002 $M
Distributions paid (net of distributions previously provided)	**8**	9	8
Distributions provided	**5**	5	6
Total distributions paid or provided	**13**	14	14

The distributions paid/provided in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments".

	Half-year to 30 Sept. 2003 $M	Half-year to 31 Mar. 2003 $M	Half-year to 30 Sept. 2002 $M

7. EARNINGS PER SHARE

		Cents per share	
Basic earnings per share	**116.2**	73.7	91.3
Diluted earnings per share	**114.4**	73.7	89.4
Reconciliation of earnings used in the calculation of basic earnings per share			
Profit from ordinary activities after income tax	**258**	166	198
Profit from ordinary activities after income tax attributable to outside equity interests	**(3)**	(2)	(1)
Distributions paid or provided on Macquarie Income Securities	**(13)**	(14)	(14)
Total earnings used in the calculation of basic earnings per share	**242**	150	183
Reconciliation of earnings used in the calculation of diluted earnings per share			
Earnings used in calculating basic earnings per share	**242**	150	183
Interest saving from conversion of Converting Preference Shares	**5**	6	5
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	**-**	-	1
Total earnings used in the calculation of diluted earnings per share	**247**	156	189
		Number of shares	
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**208,287,427**	203,537,583	200,400,414
Weighted average number of shares used in the calculation of diluted earnings per share			
Fully paid ordinary shares	**208,287,427**	203,537,583	200,400,414
Options	**2,872,425**	1,626,356	4,081,665
Converting Preference Shares	**4,698,059**	6,500,662	6,895,210
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**215,857,911**	211,664,601	211,377,289

Comparative figures have been adjusted to conform with revisions to AASB 1027 "Earnings per Share" which was first applicable for the financial report in respect of the financial year ended 31 March 2003.

	As at 30 Sept. 2003 $M	As at 31 Mar. 2003 $M	As at 30 Sept. 2002 $M
8. TRADING ASSETS			
Trading securities			
Listed equity securities	**2,549**	1,535	1,760
Certificates of deposit	**775**	1,071	678
Debt securities	**1,084**	1,061	1,266
Other government securities	**443**	485	579
Commonwealth government bonds	**34**	355	667
Bank bills	**191**	213	316
Foreign OECD government securities	**37**	8	24
Other non-OECD government securities	**12**	-	-
Treasury notes	**-**	-	150
Total trading securities	**5,125**	4,728	5,440
Other trading assets			
Bullion – allocated	**25**	52	73
Total other trading assets	**25**	52	73
Total trading assets	**5,150**	4,780	5,513
9. OTHER SECURITIES			
Listed			
Shares and units in unit trusts at cost	**261**	75	9
Less provision for diminution	**(27)**	(42)	(9)
Shares and units in units trusts at recoverable amount	**234**	33	-
Shares and units in unit trusts at cost	**122**	131	150
Total listed other securities	**356**	164	150
Unlisted			
Shares and units in unit trusts at cost	**59**	4	4
Less provision for diminution	**(3)**	(1)	-
Shares and units in units trusts at recoverable amount	**56**	3	4
Shares and units in unit trusts at cost	**142**	172	237
Debt investment securities	**2,029**	1,842	1,897
Total unlisted other securities	**2,227**	2,017	2,138
Total other securities	**2,583**	2,181	2,288

The market value of certain listed units held at 30 September 2003 was $598 million (2002: $266 million), as compared to a book value of $288 million (2002: $222 million).

	As at 30 Sept. 2003 $M	As at 31 Mar. 2003 $M	As at 30 Sept. 2002 $M
10. LOAN ASSETS			
Due from other financial institutions			
Loans and advances	**2,581**	1,769	2,074
Lease receivables	**7**	10	12
Total due from other financial institutions	**2,588**	1,779	2,086
Due from governments*			
Lease receivables	**599**	602	574
Loans and advances	**66**	76	95
Total due from governments	**665**	678	669
Due from other entities			
Other loans and advances	**6,928**	6,759	7,749
Less specific provisions	**(29)**	(14)	(23)
	6,899	6,745	7,726
Lease receivables	**828**	692	614
Total due from other entities	**7,727**	7,437	8,340
Total gross loan assets	**10,980**	9,894	11,095
Less general provision for credit losses	**(66)**	(55)	(64)
Total loan assets	**10,914**	9,839	11,031

* Governments include Federal, State and Local governments and related enterprises in Australia.

Specific provisions			
Balance at the beginning of the period	**14**	23	22
Provided during the period	**16**	3	6
Transfer from other provisions & other items	**4**	-	-
Loan assets written off, previously provided for	**(2)**	(5)	(2)
Recovery of loans previously provided for	**(3)**	(7)	(3)
Total specific provisions	**29**	14	23

The specific provisions relate to doubtful loan assets that have been identified and provided for.

General provision for credit losses			
Balance at the beginning of the period	**55**	64	59
Provided/(written back) during the period	**11**	(9)	5
Total general provision for credit losses	**66**	55	64

The general provision for credit losses is 0.55% (2002: 0.55%) of total risk-weighted exposures.

The general provision for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures.

	As at 30 Sept. 2003 $M	As at 31 Mar. 2003 $M	As at 30 Sept. 2002 $M

11. IMPAIRED ASSETS

Impaired assets includes loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

	As at 30 Sept. 2003 $M	As at 31 Mar. 2003 $M	As at 30 Sept. 2002 $M
Non-accrual loans without specific provisions for impairment	**-**	-	8
Impaired derivative financial instruments without specific provisions for impairment	**-**	-	15
Non-accrual loans with specific provisions for impairment	**41**	30	60
Less specific provisions	**(29)**	(14)	(23)
Total non-accrual loans with specific provisions for impairment	**12**	16	37
Impaired derivative financial instruments with specific provisions for impairment	**1**	1	1
Less specific provisions	**(1)**	(1)	(1)
Total impaired derivative financial instruments with specific provisions for impairment	**-**	-	-
Total net impaired assets	**12**	16	60
Revenue foregone on impaired assets			
Interest	**1**	1	2
Total revenue foregone on impaired assets	**1**	1	2

Revenue recognised in respect of impaired assets was less than $1 million for the half-years ended 30 September 2003, 31 March 2003 and 30 September 2002.

12. NOTES PAYABLE

	As at 30 Sept. 2003 $M	As at 31 Mar. 2003 $M	As at 30 Sept. 2002 $M
Euro floating rate notes	**2,347**	3,743	3,516
Euro commercial paper	**3,755**	2,760	3,846
Negotiable certificates of deposit	**2,518**	2,191	2,840
US commercial paper	**1,212**	373	422
Domestic issued paper	**275**	257	489
Other notes	**1,013**	745	299
Total notes payable	**11,120**	10,069	11,412
Reconciliation of notes payable by major currency			
United States dollars	**4,285**	3,914	4,058
Australian dollars	**3,271**	2,671	3,325
Great British pounds	**1,346**	1,181	1,472
Hong Kong dollars	**1,010**	1,310	812
Euros	**690**	205	1,231
Japanese yen	**470**	788	502
Other currencies	**48**	-	12
Total notes payable by currency	**11,120**	10,069	11,412

The Bank's primary tool for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Programme. Securities can be issued for terms varying from one day to 30 years.

	As at 30 Sept. 2003 $M	As at 31 Mar. 2003 $M	As at 30 Sept. 2002 $M
13. CONTRIBUTED EQUITY			
Ordinary share capital			
Opening balance of 204,498,144 (2002:198,499,828) fully paid ordinary shares	**1,137**	1,096	1,012
Issue of 49,666 shares on 17 January 2003 pursuant to the Employee Share Plan at $26.22 per share*	-	1	-
Issue of 1,679,485 shares on 2 July 2002 pursuant to the Dividend Reinvestment Plan ("DRP") at $29.60 per share	-	-	50
Issue of 1,233,101 shares on 20 December 2002 pursuant to the DRP at $22.86 per share	-	28	-
Issue of 3,908,671 shares on 2 July 2003 pursuant to the DRP at $27.02 per share	**106**	-	-
Issue of 4,659,498 (2002: 2,353,790) shares on exercise of options	**84**	12	34
Issue of 4,857,315 shares on 25 September 2003 at $30.88 per share following conversion of the Converting Preference Shares**	**150**	-	-
Balance of 217,923,628 fully paid ordinary shares before the on-market buy-back and cancellation of shares	**1,477**	1,137	1,096
On-market buy-back and cancellation of 356,143 shares***	**(12)**	-	-
Closing balance of 217,567,485 (2002: 202,533,103) fully paid ordinary shares	**1,465**	1,137	1,096
Macquarie Income Securities	**391**	391	391

* The value of these shares was expensed as part of the employee profit share pool.

** On 25 September 2003, the Bank exercised its right, under the Terms of Issue of the Converting Preference Shares ("CPS"), to convert all 1.5 million CPS on issue at that time to fully paid ordinary shares. Under the Terms of Issue, the Bank was entitled to convert the CPS to ordinary shares at any time between 15 June 2003 and 15 June 2004. The CPS were converted to ordinary shares at the rate of 3.24 ordinary shares for 1 CPS.

*** On 7 August 2003, the Bank advised that it would undertake an on-market buy-back and subsequent cancellation of the ordinary shares arising from the conversion of the CPS. The buy-back and cancellation have been approved by the Australian Prudential Regulation Authority. No external transaction costs have been incurred to date in respect of the buy-back. As at 12 November 2003, 1,809,511 shares had been bought-back and subsequently cancelled. The shares have been acquired to date at an average price of $35.19. The buy-back commenced on 26 September 2003 and may continue until 6 August 2004.

	As at 30 Sept. 2003 $M	As at 31 Mar. 2003 $M	As at 30 Sept. 2002 $M
14. RETAINED EARNINGS AND OUTSIDE EQUITY INTERESTS			
Retained earnings			
Balance at the beginning of the period	**659**	717	617
Change in accounting policy for provision for dividends at 1 April 2003	**208**	-	-
Profit from ordinary activities after income tax attributable to ordinary equity holders of the Bank	**242**	150	183
Dividends paid on ordinary share capital	**(208)**	-	-
Dividends provided on ordinary share capital	**-**	(208)	(83)
Total retained earnings	**901**	659	717
Outside equity interests in controlled entities			
Ordinary share capital	**12**	7	6
Partnership capital	**393**	393	393
Units in Unit Trusts	**181**	-	-
Accumulated losses	**(2)**	(2)	(1)
Total outside equity interests in controlled entities	**584**	398	398
15. CONTINGENT LIABILITIES			
Contingent liabilities exist in respect of:			
Guarantees (a) (b)	**132**	113	506
Credit derivatives – purchased (c)	**1,070**	1,163	1,187
Underwriting facilities	**602**	614	263
Indemnities	**219**	244	233
Undrawn credit facilities	**2,326**	2,017	2,082
Undrawn credit facilities – revocable at any time	**1,588**	1,282	1,181
Other contingent liabilities (d)	**39**	33	119
Total contingent liabilities	**5,976**	5,466	5,571

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary appropriate provisions have been made in the financial statements. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, is likely to have a material effect on its operations or financial position. Information regarding the ATO audit of the Bank and other matters is included in Note 5 – Income tax expense.

(a) All external guarantees, other than those noted for Macquarie Investment Management Limited ("MIML") in (b) below, and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $13 million (2002: $17 million).

(b) MIML covenants that while it acts as the Responsible Entity of the Macquarie Cash Management Trust, unit holders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unit holder has continuously held units from 28 April 1985, not less than the sum of $1.00: $44 million (2002: $51 million). At 31 March 2003 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating $8.9 billion (2002: $8.4 billion) and assets aggregating to $9.0 billion (2002: $8.4 billion).

(c) The bank purchases credit derivatives to mitigate credit risks arising from client exposures.

(d) Other contingent liabilities includes letters of credit, written put options, performance related contingents and forward purchases.

6. AVERAGE STATEMENT OF FINANCIAL POSITION

	Half-year to 30 Sept. 2003			Half-year to 31 Mar. 2003			Half-year to 30 Sept. 2002		
	Av. balance $M	Inc./(exp.) $M	Av. rate %	Av. balance $M	Inc./(exp.) $M	Av. rate %	Av. balance $M	Inc./(exp.) $M	Av. rate %
SSETS									
nterest bearing assets									
ash and liquid assets	**53**	**1**	**4.5**	83	2	4.1	61	1	3.2
ecurities purchased under resale agreement	**4,057**	**92**	**4.5**	3,568	77	4.3	3,020	66	4.4
rading assets	**2,950**	**75**	**5.1**	3,048	80	5.3	3,661	95	5.2
ther securities	**2,092**	**35**	**3.3**	1,895	30	3.2	1,658	26	3.1
oan assets	**9,674**	**318**	**6.6**	10,294	325	6.3	9,780	312	6.4
ther financial assets	**24**	**1**	**4.8**	24	1	4.8	15		4.3
otal interest bearing assets	**18,850**	**522**		18,912	515		18,195	500	
otal non-interest bearing assets	**15,379**			14,359			13,766		
otal assets	**34,229**			33,271			31,961		
IABILITIES									
nterest bearing liabilities									
ue to other financial institutions	**932**	**(12)**	**2.6**	973	(10)	2.1	1,250	(19)	3.1
ecurities sold under repurchase agreements	**2,598**	**(62)**	**4.7**	1,866	(38)	4.1	1,543	(34)	4.4
ecurities borrowed	**872**	**(23)**	**5.2**	616	(16)	5.3	1,168	(33)	5.6
eposits	**3,818**	**(74)**	**3.9**	4,141	(79)	3.8	4,705	(91)	3.9
otes payable	**9,960**	**(183)**	**3.7**	11,434	(215)	3.8	9,884	(192)	3.9
ther liabilities	**668**	**(12)**	**3.7**	487	(9)	3.8	503	(10)	3.9
oan capital									
ubordinated debt	**594**	**(12)**	**4.1**	242	(6)	5.2	240	(7)	5.5
onverting Preference Shares	**145**	**(5)**	**7.4**	150	(6)	7.4	150	(5)	7.4
otal interest bearing liabilities	**19,587**	**(383)**		19,909	(379)		19,443	(391)	
otal non-interest bearing liabilities	**11,765**			10,739			10,007		
otal liabilities	**31,352**			30,648			29,450		
et assets	**2,877**			2,623			2,511		
QUITY									
ontributed equity									
Ordinary share capital	**1,251**			1,122			1,055		
Macquarie Income Securities	**391**			391			391		
etained earnings	**833**			713 *			667 *		
otal equity attributable to equity holders of the Bank	**2,475**			2,226			2,113		
utside equity interests in controlled entities	**402**			397			398		
otal equity	**2,877**			2,623			2,511		

* Average retained earnings would have been $785 million at 31 March 2003 and $733 million at 30 September 2002 if the accounting policy change with regards to the provision for dividends (refer Note 1) had always been pplied.

verage interest income and expense in relation to assets and liabilities set off in the Statement of Financial Position in accordance with Accounting Standards are not included in the above analysis. Such interest and expense is hown gross in Note 3 – Profit from ordinary activities in accordance with the requirements of Accounting Standard AASB 1018 "Statement of Financial Performance".

17. ACQUISITION AND DISPOSAL OF CONTROLLED ENTITIES

Entities disposed of or deconsolidated due to change in control:

a) Macquarie Transmission Alberta Limited and Macquarie Essential Assets Partnership

On 16 May 2003, Macquarie Transmission Alberta Limited ("MTAL") and Macquarie Essential Assets Partnership ("MEAP") ceased to be controlled entities of the Bank following the issue of new units in MEAP to non-related entities. The Bank has retained a holding of 5 million units in MEAP, which represents 20.03% of the units on issue.

b) ntl Telecommunications Pty Limited

On 8 September 2003, a subsidiary of MBL sold its 51 % interest in ntl Telecommunications Pty Ltd for a cash consideration of $16.5 million.

Details of the disposal and deconsolidation are as follows:

	As at 30 Sept. 2003 $M	As at 31 Mar. 2003 $M	As at 30 Sept. 2002 $M
MBL's carrying value of assets and liabilities disposed			
Cash and other financial assets	35	-	61
Fixed assets and other non-current assets	12	-	492
Intangible assets	-	-	418
Borrowings	(24)	-	(921)
Payables and provisions	(21)	-	(104)
Net carrying value of assets and liabilities disposed	2	-	(54)
Reconciliation of cash movement			
Cash received*	41	-	-
Less:			
Investment retained	(5)	-	-
Cash disposed	(4)	-	(17)
Net cash inflow	32	-	(17)

* Cash received includes repayment of intercompany debt

The prior year comparatives relate to the deconsolidation of Broadcast Australia Pty Ltd.

18. EVENTS OCCURRING AFTER REPORTING DATE

Acquisition of South East Water plc

On 1 October 2003, a controlled entity of the Bank acquired 100% of the issued capital of Saur Water Services plc and Pipeway Limited, the chief entities of South East Water plc and its affiliated businesses (collectively SEW).

SEW was purchased for a cost of $948 million (£386 million) excluding transaction costs. The cost included a payment for the equity of SEW of $725 million (£295 million), and a repayment of existing debt owing to the vendor of $223 million (£91 million). The purchase price was funded by a combination of debt and equity, of which the Bank contributed $272 million (£111 million).

The fair value of the net identifiable assets of SEW at the date of acquisition was estimated at $948 million.

The financial effects of this transaction have not been brought to account as at 30 September 2003. The operating results, assets and liabilities of SEW will be consolidated from 1 October 2003.

MACQUARIE BANK LIMITED
and its controlled entities

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 5 to 22:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the economic entity's financial position as at 30 September 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that Macquarie Bank Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

D.S. Clarke, Director

A.E. Moss, Director

Sydney
12 November 2003

MACQUARIE BANK LIMITED
and its controlled entities

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF MACQUARIE BANK LIMITED AS AT 30 SEPTEMBER 2003

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Macquarie Bank Limited:

- does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Macquarie Bank Limited and its controlled entities ("the economic entity") as at 30 September 2003 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for the economic entity, for the half-year ended 30 September 2003. The economic entity comprises both Macquarie Bank Limited (the Bank) and the entities it controlled during that half-year.

The Directors of the Bank are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Bank to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the economic entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of Bank personnel, and
- analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

I.L. Hammond
Partner

Sydney

MACQUARIE BANK LIMITED
2004 INTERIM RESULTS ANNOUNCEMENT
HALF YEAR ENDED 30 SEPTEMBER 2003


MACQUARIE
BANK

ACN 008 583 542

Table of Contents

1. FINANCIAL HIGHLIGHTS

PROFITABILITY

	Half year to			Movement on	
	Sep 03 $m	Mar 03 $m	Sep 02 $m	Mar 03 %	Sep 02 %
HIGH LEVEL PROFIT AND LOSS					
Total income[1]	1,176	851	983	*38*	*20*
Total expenses[1]	(840)	(656)	(718)	*28*	*17*
Profit before income tax	336	195	265	*72*	*27*
Income tax expense	(78)	(29)	(67)	*large*	*16*
Profit after income tax	258	166	198	*55*	*30*
Profit after income tax attributable to outside equity interests	(3)	(2)	(1)	*50*	*large*
Distributions paid/provided on Macquarie Income Securities	(13)	(14)	(14)	*(7)*	*(7)*
Profit after income tax attributable to MBL ordinary equity holders	242	150	183	*61*	*32*
	%	%	%		
Expense/income ratio[1]	71.4	77.1	73.0		
Earnings Per Share	Cents per share				
Basic earnings per share	116.2	73.7	91.3	*58*	*27*
Diluted earnings per share[2]	114.4	73.7	89.4	*55*	*28*
	%	%	%		
Return on equity[3]	23.2	15.7	20.5		

The Bank's profit after income tax attributable to its ordinary equity holders for the half year ended 30 September 2003 was $242 million, representing an increase of 32% on the prior corresponding period.

Total income[1] increased 20% to $1,176 million, with growth across all income categories. This outstripped the increase in total expenses, resulting in a reduction in the expense/income ratio from 73.0%[1] to 71.4%.

Earnings also outgrew the Bank's ordinary equity base, leading to an improvement in both return on equity, up from 20.5% to 23.2%, and basic earnings per share, up 27% from 91.3 cents to 116.2 cents.

The effective tax rate decreased slightly from 26.7% to 24.1% (calculated as defined in the Glossary).

The contribution by operating Groups and segments is discussed in the commentary on the following pages. A more detailed review of the results including segment contributions is contained in section 2.

---

[1] The prior corresponding period has been adjusted, as explained in note 3 in section 2.6, to reclassify income and expenses related to the BA transaction.

[2] The diluted EPS for the half year ended 30 September 2002 has been restated as explained in section 3.1.

[3] To ensure comparability of information, the return on equity for the half years to 31 March 2003 and 30 September 2002 has been restated to reflect the new accounting treatment for dividend provisions (refer section 3.1 below). Prior to this restatement they were 16.3% and 21.3% respectively. The approach to calculating return on equity is described in the Glossary.

CONTRIBUTION BY OPERATING GROUP

	Half year to Sep 03 %	Full year to Mar 03 %	Half year to Sep 02 %
Corporate Finance (including Infrastructure and Specialised Funds)	40	32	31
Financial Products (including cross-border leasing)	7	6	10
Other (including Institutional Broking, Macquarie Capital)	11	11	10
Total Investment Banking	58	49	51
Treasury and Commodities	19	23	25
Banking and Property	11	18	18
Equity Markets	8	5	3
Financial Services	4	2	1
Funds Management	1	2	2
Direct Investment	(1)	1	-
	100	100	100

The figures set out in this table are relative to the Bank's overall performance and are based on figures before tax and before staff profit sharing. They should be taken as a guide only to relative contributions and are derived from management accounts.

All six major business Groups made solid contributions to the record result.

The Investment Banking Group recorded an excellent overall performance, well up on the prior corresponding period.

The strong contribution from *Corporate Finance* was substantially up on the prior corresponding period. There was increased activity in the Australian market, particularly in equity markets and, to a lesser extent, in merger and acquisitions (M&A), across the industry groups. M&A advisory roles included:

- advising Alinta and AMP managed funds on the acquisition of United Energy, Multinet and an interest in Alinta networks;
- advising BankWest on its acquisition by Halifax Bank of Scotland;
- advising AWB on its acquisition of Landmark from Wesfarmers; and
- advising East African Gold Mines on its acquisition by Placer Dome.

Equity capital markets roles included the Promina initial public offering (IPO), the POWERS Trust capital raising and placements for AWB and Macquarie Goodman Industrial Trust.

Corporate Finance continued its global infrastructure strategy including:

- establishment of the Macquarie Essential Assets Partnership (MEAP) in Canada, seeded with the electricity transmission business, Altalink. Initial commitments approximately $285 million; and
- Korean Road Infrastructure Fund (KRIF)'s second close. Commitments in this fund now total approximately $465 million.

Active management of the operating assets in Macquarie Infrastructure Group, Macquarie Airports and Macquarie Communications Infrastructure Group, resulted in increased earnings before interest, taxation, depreciation and amortisation of these companies for the 12 months to 30 June 2003 of 11%, 16% and 24% respectively.

Financial Products contribution was lower than in the prior corresponding period due to transaction timing and difficult conditions in the cross-border leasing market. New domestic retail funds including the Australian Forestry Product and second Fusion Fund were launched whilst the US loan management business, Four Corners, received four new mandates.

Institutional Stockbroking's contribution to profit in improved equity markets was well up on the prior corresponding period, with secondary market brokerage and issuance fees strong contributors.

Macquarie Capital's growth in asset based leasing volumes continued with a 13% increase to $2.6 billion from 31 March 2003.

The Group's pipeline is strong, particularly in advisory and underwriting roles. The global infrastructure business will continue to grow via both the establishment of new funds, such as the proposed Macquarie European Infrastructure Fund, and the addition of new assets to existing funds. Further raisings for KRIF and MEAP are anticipated, and the launch of two new funds, Global Infrastructure Fund II and the African Infrastructure Investment Fund, is expected. Overall the Group expects the full year profit to be well up on last year.

The overall contribution from Treasury and Commodities Group was up on the prior corresponding period in mixed market conditions. While transaction volumes and general volatility have been satisfactory, stronger equity markets and higher commodity prices have reduced corporate debt and hedging requirements in some markets.

The contribution from *Metals and Mining*, including the $37.5 million profit on the realisation of the East African Gold Mines investment and a positive contribution from the energy capital business, was well up on the prior corresponding period. *Foreign Exchange* and *Debt Markets* continued to perform well however their contributions were marginally lower than the strong contributions in the prior corresponding period.

Futures' contribution was down on the prior corresponding period due to lower margins and the stronger exchange rate.

Treasury's result was lower than its strong prior corresponding period performance reflecting the less volatile interest rate environment. Less liquidity and volatility in agricultural commodity markets, together with reduced hedging requirements resulting from stronger sugar prices, resulted in a significantly lower contribution from *Agricultural Commodities*. The new *Energy Markets Division* made a positive contribution.

The outlook for the Group overall is for continued strong domestic business performance with offshore growth driven by commodity businesses, particularly, the new London-based commodity derivatives alliance with The Royal Bank of Scotland.

The Banking and Property Group's contribution in the half was less than the record result in the prior corresponding period mainly due to the timing of transactions in the Property business. The funds under management of Macquarie Property and its associates increased 28% to $9.2 billion from 31 March 2003. Strong revenues were derived from property financing developments. The quality of Macquarie Property's research was acknowledged with an award for excellence at the Australian Property Institute 2003 Awards.

The Australian mortgage portfolio grew 9% to more than $10 billion, with record settlements, up 39% on the prior corresponding period. However, the overall contribution from Mortgages was down as investment in international growth continued. *Margin Lending* was up on an increased margin loan portfolio. *Banking* was slightly down on a strong prior corresponding period but it continued to pursue expansion of its client base through the launch of new products and services. The *Golf and Leisure Division* also continued to grow and is progressively realising some of its longer-term investments.

While the Australian property market remains relatively strong, softening in some sectors is expected. The Group will maintain its long standing conservative credit policies and a well secured development portfolio. It will continue its strategy of selective growth in domestic and international niche markets and is well positioned for the medium-term.

Equity Markets Group's contribution was significantly up on the prior corresponding period in improved global equity markets, with all major businesses performing well against a backdrop of improving global equity markets.

Hong Kong's improved profits reflect increased equity market activity. Stronger market positions in both the warrants and the unlisted equity linked note markets were established. New revenue streams were also created in higher-margin structured products.

Australia was again a strong contributor, though slightly down on the prior corresponding period due primarily to lower warrant volumes. Leading warrant market share was nevertheless maintained and revenue was further diversified through increased unlisted product sales.

The result from the new *South African* equity derivatives business alliance with Nedcor exceeded the result in the prior corresponding period from the previous business alliance. In *Korea*, the Group's new business alliance with Woori Bank commenced trading in September on schedule and initial business prospects look promising. The *Japanese* business was profitable as the market commenced its recovery, and the restructured *European* business, renamed International Structuring, also moved into profitability. Difficult conditions in *Brazil* resulted in a flat result for the period. The recently established Sydney-based *International Trading Desk,* focusing on global trading and risk management, produced a good contribution in its first full six months of operation, as a result of significant growth in the sale of US-risk products to Asian investors.

The Group continues to be leveraged to global equity markets. The Korean business alliance is expected to be profitable within 12 months and the Group has a growing focus on the US.

Benefiting from the improvement in equity markets the contribution from Financial Services Group exceeded plans and was significantly up on the prior corresponding period.

Macquarie Adviser Services was voted Best Master Trust/Wrap Provider and Best Fund Manager in the ASSIRT 2003 Service Level Awards as well as the *Investorweb Research* Superannuation Manager of the Year for the second successive year. It was also named *Global Fund News'* Leading Distributor of the Year. Assets under administration in the Wrap administrative service increased 22% to $7.7 billion and funds under management in the Macquarie Cash Management Trust increased 6% to $9.3 billion.

The *Macquarie Financial Services Division*, which provides advisory services to direct clients, made a major contribution to the Group's success, taking advantage of a substantial improvement in market conditions and leveraging off a growth in adviser numbers with the addition of 60 new advisers in broking and wealth management.

The Group's outlook continues to be positive as it expands its operations in New Zealand and continues to take a strategic, relationship-based approach to financial services in Australia. Continued growth in the Wrap platform is expected and improving equity markets will provide better conditions for advisory and broker services. The Group is confident of increasing its profit contribution over the medium and long-term.

The Funds Management Group's contribution was marginally up on the prior corresponding period. Total funds under management increased by 8% to $33.1 billion, with strong growth in international funds under management and good inflows into cash, fixed interest, currency and listed property funds.

The Group moved all equities funds into its proven Style Neutral approach, with broad support from consultants and researchers. As investors sought lower-risk investments with rewarding returns, two new equities funds were launched: the Macquarie Australian Market Neutral Fund and the Macquarie Long-Short Equitised Fund.

The van Eyk Blueprint funds, developed this year with leading researcher van Eyk Research to offer a range of pre-blended, multi-manager investments, are gaining a significant presence with master funds and dealer groups.

The Group's operations in Asia were expanded with the acquisition of a 40% stake in United Securities Investment Trust Corporation in Taiwan. Total funds under management in Asia grew by 53% to $6.6 billion. Further growth in Asian joint ventures is anticipated. The Group has positive medium to long-term prospects and will be developing higher-margin products from existing capabilities.

Direct Investment reported a small loss for the period due principally to provisions being made against the loan to Nardell Coal, which was placed in receivership in February 2003. These provisions were substantially offset by the gain on the sale of businesses by houseware manufacturer, Sabco. Agreement has now been reached on the sale of Nardell Coal's assets and no further provisions are expected.

Despite the disappointing outcome on Nardell, the majority of investee companies performed well over the period.

The improving markets provide opportunities for realisations and float preparations are advancing for a number of investments with realisations expected before the end of the year. One investee company, JB Hi-Fi, floated on the ASX in October 2003. Other realisations via IPO and trade sale are expected in the December quarter. Overall, the Division is anticipating a good profit for the year and expects to make substantial returns to its fund investors in the near term.

Contribution by Segments

An alternative view is provided by the segment analysis in section 2.8 below. Each segment's percentage contribution to the Bank's total income is summarised below. Unlike the analysis for operating Groups above, the table below does not take into account operating expenses. The segments are defined on page 22 and do not correspond to the operating Groups above.

SEGMENT CONTRIBUTION TO TOTAL INCOME

	Half year to		
	Sep 03 %	Mar 03 %	Sep 02 %
Asset & Wealth Management	34	24	30
Financial Markets	23	23	24
Investment Banking	29	35	31
Lending	14	18	15
Total	100	100	100

The increase in the percentage contribution from the Asset & Wealth Management segment in the half year to 30 September 2003 is due to the growth in fee income from funds management activities, particularly the infrastructure funds. Total income for the Financial Markets segment increased by 19% due to the improved equity derivatives trading income and the gain on sale of the Bank's interest in East African Gold Mines (EAGM), however the proportion of total income has remained relatively stable. Total income for the Investment Banking segment and Lending segment rose by 10% and 13% on the prior corresponding period respectively, although the contribution from these segments declined as a proportion of the Bank's total income.

ORDINARY DIVIDEND AND SHAREHOLDER CALENDAR

	Half year to		
	Sep 03	Mar 03	Sep 02
	Cents per share		
Interim/final ordinary dividend	52	52	41
Special ordinary dividend	-	50	-
Total ordinary dividend	52	102	41
	$m	$m	$m
Aggregate amount of interim/final ordinary dividend	112	106	83
	%	%	%
Franking	90	100	85
Payout ratio – half year (excluding special dividend)	46.3	70.7	45.4
Payout ratio – full year (excluding special dividend)		56.8	

The interim ordinary dividend has increased by 11 cents to 52 cents per share. This dividend will be franked at 90%.

The final and special dividends for 2003 were able to be fully franked using one-off franking credits arising as a result of the tax consolidations regime. The interim dividend has been franked at a level of 90% to maintain a stable level of franking in future periods. Future franking levels will be subject to composition of income and tax reforms.

Under the revised dividend policy, which was announced in May 2003, the Bank targets a full year payout ratio between 50% and 60%. Subject to the future composition of income, a franking rate of at least 80% is expected. This new policy is designed to achieve the objective of more closely aligning dividends with movements in earnings.

Since Macquarie's first half earnings have exceeded its second half earnings in recent years, it is common for the first half payout ratio to be less than 50%. The payout ratio for the half year ended 30 September 2003 of 46.3% is comparable to the prior corresponding period and should not be interpreted as a departure from the revised dividend policy, as the 2004 full year payout ratio is still expected to be between 50% and 60%.

The dividend reinvestment plan continues in operation, however the discount has been removed in line with general market practice and having regard to the Bank's capital strength.

The key dates relating to the interim dividend are as follows:

DATE	EVENT
13 November 2003	Half year result announcement
19 November 2003	Ordinary shares trade ex-dividend
25 November 2003	Record date for ordinary dividend
19 December 2003	Payment of ordinary dividend

BALANCE SHEET

	As at			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
SPOT BALANCE SHEET					
Total Assets	36,802	32,462	32,475	*13*	*13*
Total Liabilities	33,461	29,877	29,873	*12*	*12*
Total Equity	3,341	2,585	2,602	*29*	*28*
		$ per share			
NET TANGIBLE ASSETS PER ORDINARY SHARE (refer Glossary)	10.44	8.23	8.47	*27*	*23*
		Average			
AVERAGE BALANCE SHEET	$ m	$ m	$ m		
Total Assets	34,229	33,271	31,961	*3*	*7*
Total Liabilities	31,352	30,648	29,450	*2*	*6*
Total Equity	2,877	2,623	2,511	*10*	*15*

Over the half year to 30 September 2003, total assets increased by 13% from $32,462 million to $36,802 million, with growth across all major asset classes and notable increases in securities purchased under resale agreement (up $1.6 billion) and loan assets (up $1.1 billion).

As the Bank's balance sheet can experience fluctuations, for example due to the timing of loan securitisations the average balance sheet information may provide a better perspective on underlying trends as it reduces he impact of large fluctuations. Average total assets for the half year to 30 September 2003 are up 3% on the average for the prior six months and up 7% on the average for the prior corresponding period.

A high level summary of the increase in total assets and risk-weighted assets is provided below:

Analysis of balance sheet growth over the period

	Total Assets $ b	Risk Weighted Assets $ b
Balance as at 31 March 2003	32.5	10.0
Organic growth in loan assets	1.9	1.5
Revaluation of financial instruments	0.1	-
Increase in liquid assets	0.9	0.1
Increase in other securities	0.4	0.3
Increase in trading assets	1.9	0.5
Securitisation of loan assets	(1.3)	(0.7)
Other asset movements	0.4	0.3
Balance as at 30 September 2003	36.8	12.0

More detailed information relating to the balance sheet is contained in section 3.5 below, beginning on page 39.

CAPITAL MANAGEMENT

	As at			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
Tier 1 Capital	2,227	1,902	1,871	*17*	*19*
Tier 2 Capital	777	449	290	*73*	*large*
Total Capital Deductions	(314)	(204)	(258)	*54*	*22*
Total Capital	2,690	2,147	1,903	*25*	*41*
Risk-Weighted Assets	12,043	10,030	12,074	*20*	-
	% of Risk-Weighted Assets				
Tier 1 Capital	18.5	19.0	15.5		
Tier 2 Capital	6.4	4.4	2.4		
Total Capital Deductions	(2.6)	(2.0)	(2.1)		
Total Capital	22.3	21.4	15.8		

The Tier 1 Capital ratio of 18.5% at 30 September 2003 remains very strong and is comparable with the 31 March 2003 ratio of 19.0%. Tier 1 Capital grew by 17% over this period from $1,902 million to $2,227 million, almost matching the 20% growth in risk-weighted assets from $10,030 million to $12,043 million. The largest sources of growth in Tier 1 Capital continue to be retained earnings and shares created through the exercise of employee options.

More detailed information concerning the Bank's capital adequacy position is contained in section 3.7 below, including an analysis of the growth in the capital base over the half year to 30 September 2003.

Several capital management initiatives were undertaken during the half year, although it should be noted that these initiatives represent fine-tuning of the Bank's capital management position, rather than a major shift in capital management strategy.

Conversion of Converting Preference Shares & Related Buyback of Ordinary Shares

On 25 September 2003, the Bank exercised its right, under the Terms of Issue of the Converting Preference Shares (CPS), to convert all 1.5 million CPS on issue at that time to fully paid ordinary shares. Under the Terms of Issue, the Bank was entitled to convert the CPS to ordinary shares at any time between 15 June 2003 and 15 June 2004, the latter being the date at which they would mandatorily convert.

The CPS were converted to ordinary shares at the rate of approximately 3.24 ordinary shares for 1 CPS, resulting in an additional 4,857,315 ordinary shares. The Bank also entered into an on-market buyback, approved by the Australian Prudential Regulation Authority (APRA), whereby all of these additional ordinary shares will be bought back (the Bank has until 6 August 2004 to complete this buyback).

As at 30 September 2003, 356,143 of these additional ordinary shares had been bought back (these have been subsequently cancelled). Since 30 September 2003, a further 1,453,368 shares have been bought back (as at 12 November 2003) and subsequently cancelled. The average price at which shares have been bought back is $35.19.

Subordinated Debt Raising

During the half year to 30 September 2003, the Bank raised $479 million of subordinated debt, in addition to the $225 million that was raised in the prior six months. This was a response to several factors:

- the recent reduction in the Bank's Tier 2 Capital, as existing subordinated debt matured or amortised (as explained in note 8 in section 3.7) and as increasing proportions of the Macquarie Income Securities have qualified as Tier 1 Capital;
- the requirement for greater flexibility to accommodate the gradual increase in Total Capital Deductions, which is a natural outcome of the Bank's focus on funds management activities (investments in funds management subsidiaries are deducted from Total Capital in accordance with APRA's prudential standards, as are investments in non-financial (commercial) subsidiaries such as certain seed infrastructure assets acquired); and
- the increasing importance of the Total Capital base as a means of determining limits on internal and external exposures in APRA's conglomerates regime.

Over the twelve months between 30 September 2002 and 30 September 2003, Tier 2 Capital has increased from 2.4% to 6.4% of Risk-Weighted Assets.

ASSET QUALITY

	As at / Half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
Total Loan Assets	10,914	9,839	11,031	*11*	*(1)*
Net Impaired Assets	12	16	60	*(25)*	*(80)*
Net Loan Losses	12	(3)	3	*large*	*large*
	%	%	%		
Net Impaired Assets / Loan Assets	0.1	0.2	0.5		
Net Loan Losses / Loan Assets	0.1	0.0	0.0		
Net loan losses	$ m	$ m	$ m		
- provided for during the period	16	3	6	*large*	*large*
- recovery of loans previously provided for	(3)	(7)	(3)	*(57)*	-
- loan losses written-off	-	1	1	*(100)*	*(100)*
- recovery of loans previously written-off	(1)	-	(1)	*N/a*	-
Total net charge for loan losses	12	(3)	3	*large*	*large*

The Bank's asset quality remains strong, with net impaired assets dropping to 0.1% of loan assets. Refer to section 3.5 below for further details on impaired assets.

CREDIT RATINGS

	Short-term	Long-term
Fitch Ratings	F1	A+
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

FUNDS UNDER MANAGEMENT

	As at			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
Listed	19,759	18,010	15,432	*10*	*28*
Unlisted					
Retail	13,305	12,442	12,160	*7*	*9*
Wholesale	23,652	21,884	19,328	*8*	*22*
Total funds under management	56,716	52,336	46,920	*8*	*21*
Specialist					
Infrastructure	16,061	15,383	13,046	*4*	*23*
Property*	6,337	5,385	4,860	*18*	*30*
Development Capital	299	297	245	*1*	*22*
Other	486	441	399	*10*	*22*
Total Specialist	23,183	21,506	18,550	*8*	*25*
Funds Management and Financial Services					
Retail	12,261	11,446	11,221	*7*	*9*
Wholesale	21,272	19,384	17,149	*10*	*24*
Total Funds Management and Financial Services	33,533	30,830	28,370	*9*	*18*
Total Funds Under Management	56,716	52,336	46,920	*8*	*21*

*The total funds under management of these Property funds amounts to $9.2 billion at 30 September 2003 if the portion of the fund manager held by external parties is included ($7.2 billion at 31 March 2003 and $6.2 billion at 30 September 2002).

The growth in specialist funds under management since March 2003 is mainly due to increases in the value of Macquarie Infrastructure Group's (MIG's) investments and purchases by the Property funds (including the purchase of AMP Industrial Trust and Colonial First State Industrial Property Trust by Macquarie Goodman Industrial Trust (MGI)).

The growth in Funds Management and Financial Services funds under management is due to the acquisition of a stake in United Securities Investment Trust Co in Taiwan and growth in Macquarie Funds Management, the Macquarie Cash Management Trust and Macquarie-IMM Investment Management Co.

Refer to section 3.8 for details of funds under management.

2. REVIEW OF RESULTS

2.1 SUMMARY PROFIT AND LOSS

	Ref.	Half year to			Movement on	
		Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
		$ m	$ m	$ m	%	%
Net interest income[1]	2.3	143	142	132	*1*	*8*
Net fee and commission income	2.4	705	454	662	*55*	*6*
Trading income	2.5	225	182	220	*24*	*2*
Net other income/(expense)[1]	2.6	103	73	(31)	*41*	*large*
Total income[1]	2.2	1,176	851	983	*38*	*20*
Employment expense[1]	2.7	(617)	(449)	(518)	*37*	*19*
Other expenses[1]	2.7	(223)	(207)	(200)	*8*	*12*
Total expenses[1]	2.7	(840)	(656)	(718)	*28*	*17*
Profit before income tax		336	195	265	*72*	*27*
Income tax expense	3.3	(78)	(29)	(67)	*large*	*16*
Profit after income tax		258	166	198	*55*	*30*
Profit after income tax attributable to outside equity interests		(3)	(2)	(1)	*50*	*large*
Profit after income tax attributable to MBL equity holders		255	164	197	*55*	*29*
Distributions paid/provided on Macquarie Income Securities		(13)	(14)	(14)	*(7)*	*(7)*
Profit after income tax attributable to MBL ordinary equity holders		242	150	183	*61*	*32*

In assessing the Bank's performance the most meaningful measure of its overall result is the profit after income tax attributable to its ordinary equity holders. This result is arrived at after:

- excluding the proportion of the consolidated profit after tax that relates to outside equity interests; and
- providing for distributions to equity holders other than the Bank's ordinary equity holders – the distributions paid and provided in respect of the Macquarie Income Securities (MIS) are classified as distributions on an equity instrument in accordance with Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments" and can be broken down as follows:

	Half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
MIS distributions paid	13	15	14	*(13)*	*(7)*
MIS distributions previously provided	(5)	(6)	(6)	*(17)*	*(17)*
MIS distributions provided at period end	5	5	6	-	*(17)*
Total MIS distributions paid or provided	13	14	14	*(7)*	*(7)*

Note that dividends to holders of Converting Preference Shares have been charged as an interest expense in accordance with Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments". The final two preference dividends, paid on 16 June 2003 and 25 September 2003 respectively, were fully franked. There will be no further preference dividends paid on these securities due to their conversion to ordinary equity on 25 September 2003.

[1] The prior corresponding period has been adjusted, as explained in note 3 in section 2.6, to reclassify income and expenses related to the BA transaction.

2.2 OPERATING INCOME

	Half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
Net interest income[1]	143	142	132	*1*	*8*
Net fee and commission income	705	454	662	*55*	*6*
Trading income	225	182	220	*24*	*2*
Net other income/(expense)[1]	103	73	(31)	*41*	*large*
Total income	1,176	851	983	*38*	*20*

- Net interest income increased $11 million on the prior correspong period, due to an increase in the overall spread on interest bearing assets and a 4% increase in average interest bearing assets (refer to section 2.3 for further details).
- Net fee and commission income increased $43 milion on the prior corresponding period, primarily due to the increased level of fee income from specialised funds, partially offset by reduced mergers and acquisitions (M&A), advisory and underwriting fees, which were down on the very strong prior corresponding period (refer to section 2.4 for further details).
- Trading income increased $5 million on the prior corresponding period, with the mix shifting in favour of equities, driven by the improvement in global equity markets (refer to section 2.5 for further details).
- Net other income has increased substantially over the prior corresponding period. Other income reflects several gains associated with asset realisations and a write back in the provision for diminution in equity invesments, primarily relating to Macquarie Airports (refer to section 2.6 for further details).


Diversity of Income
Net other income
Net interest income
Trading income
Net fee and commission income

While fee and commission is the largest component of income, trading income and net interest income are also significant contributors to income. Fee and commission income is derived from a variety of activities including M&A, underwriting, advisory, base and performance fees from funds, brokerage on trading and banking fees.


Income Related to Equity Market Activity
250
200
150
100
50
0
$m
1H 2003
2H 2003
1H 2004
Equity capital markets
Retail broking
Institutional stockbroking
Equity markets

This graph aggregates income that is directly related to equity market activity (approximately 19% of the Bank's total income for the half year ended 30 September 2003).

[1] The prior corresponding period has been adjusted, as explained in note 3 in section 2.6, to reclassify income and expenses related to the BA transaction.

INTERNATIONAL INCOME



International Income*
1,200
1,000
800
600
400
200
0
$ million
International
Domestic
1H 1999
2H 1999
1H 2000
2H 2000
1H 2001
2H 2001
1H 2002
2H 2002
1H 2003
2H 2003
1H 2004

* Excluding earnings on capital

Total international income increased by 61% on the prior six months and 64% on the prior corresponding period, with notable increases from Equity Markets in Asia, Corporate Finance and Financial Products in the Americas and Treasury & Commodities through the gain on disposal of the Bank's interest in East African Gold Mines (EAGM).

The proportion of total operating income (excluding earnings on capital) represented by international income was 32%, up from 28% in the prior six months and 22% in the prior corresponding period.



International Income by Region*
400
350
300
250
200
150
100
50
-
$ million
New Zealand
Africa
Asia
Americas
Europe
1H 2003
2H 2003
1H 2004

* Excluding earnings on capital

All regions experienced growth in international income relative to the prior corresponding period. The growth was primarily due to:

Europe – infrastructure fund base management fees and performance fees; improved result from EMG

Asia – strong contribution to income from EMG, particularly Hong Kong

Americas– strong contribution from increased IBG income in both Corporate Finance and Financial Products and increased BPG income, including ProLogis fee income

Africa– primarily the gain on the sale of EAGM



International Income by Group
400
350
300
250
200
150
100
50
-
$ million
FMG
FSG
B&P
EMG
T&C
IBG
1H 2003
2H 2003
1H 2004

* Excluding earnings on capital

Most Groups also experienced solid growth in international income relative to the prior corresponding period. The growth was primarily due to:

IBG experiencing strong income growth in both the Americas and Europe

EMG income continuing to grow strongly, particularly in Asia Pacific

T&C income increasing, primarily due to the gain on sale of EAGM

B&P international income increasing, due to expanding activities in the Americas

2.3 NET INTEREST INCOME

	Half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
Interest income	551	549	525	-	5
Interest expense[1]	(408)	(407)	(393)	-	4
Net interest income[1]	143	142	132	1	8

	Half year to Sep 03			Half year to Mar 03			Half year to Sep 02		
	Interest	Volume	Spread	Interest	Volume	Spread	Interest	Volume	Spread
	$ m	$ m	%	$ m	$ m	%	$ m	$ m	%
Loan assets	135	9,674	2.78	129	10,294	2.51	118	9,780	2.41
Interest bearing trading assets and other securities	25	9,176	0.54	26	8,618	0.60	20	8,415	0.47
Interest bearing assets	160	18,850	1.69	155	18,912	1.64	138	18,195	1.51
Non-interest bearing assets	(17)			(13)			(6)		
Total[1]	143			142			132		

The 8% increase in net interest income on the prior corresponding period is due to a combination of higher volumes, with average interest bearing assets up 4%, and higher rates, with the overall spread on interest bearing assets up from 1.51% to 1.69%, partially offset by an increased funding cost associated with non-interest bearing assets.

Net interest income is almost unchanged on the prior six months, with growth in the net interest income from loan assets largely offset by an increased funding expense associated with non-interest bearing assets. Overall, average interest bearing assets have decreased slightly on the prior six months, with the growth in average interest bearing trading assets and other securities offset by a decrease in average loan assets.

A summary of the key movements on the prior six months is set out below. The Average Balance Sheet is included in section 3.5 below.

Loan Assets

The average spread on loan assets has improved due to the combined impact of:

- an increase in the average rate earned on loan assets, attributable to a shift in the composition of loans and leases; and
- an overall reduction in funding costs.

This improvement in the average spread has more than offset a 6% decrease in average volumes, resulting in an improvement in net interest income from loan assets of 5% from $129 million to $135 million.

Interest Bearing Trading Assets and Other Securities

The net interest income associated with interest bearing trading assets and other securities is relatively flat, with a slight increase in volumes offset by a slight reduction in the average spread.

Non-Interest Bearing Assets

The funding expense associated with non-interest bearing assets has increased by 31% from $13 million to $17 million, although part of this funding cost relates to trading positions for which the corresponding income is recognised in the Trading Income category (this category is up 24% from $182 million to $225 million, as outlined in section 2.5).

[1] The prior corresponding period has been adjusted as explained in note 3 in section 2.6 to reclassify income and expenses related to the BA transaction.

2.4 NET FEE AND COMMISSION INCOME

	Note	Half year to			Movement on	
		Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
		$ m	$ m	$ m	%	%
Management fees	1	328	156	234	*large*	*40*
Mergers and acquisitions, advisory and underwriting	2	156	154	235	*1*	*(34)*
Brokerage and commissions	3	68	62	64	*10*	*6*
Financial products and cross-border leasing	4	55	18	66	*large*	*(17)*
Banking, lending and securitisation	5	55	37	37	*49*	*49*
Other fee and commission income	6	43	27	26	*59*	*65*
Net Fee and Commission Income		705	454	662	*55*	*6*

1. Management fees

This category includes base management fees, which are ongoing fees generated from funds management activities, and performance fees, which are only earned when funds managed by the Bank out-perform a predetermined benchmark.

Total fee income in this category has increased by 110% on the prior six months and 40% on the prior corresponding period. This is due to increases in both base and performance fee income, particularly in specialised funds. Performance fees are recognised when the Bank becomes entitled to them, which is normally in the first half of the Bank's financial year.

The growth in base fees on the prior periods is due to the increase in funds under management (up 8% on the prior six months and 21% on the prior corresponding period). Refer to section 3.8 for details of funds management.

Summary of Base and Performance Fees

	Half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
Specialist Funds					
Base fees	75	58	59	*29*	*27*
Performance fees	167	17	94	*large*	*78*
Funds Management and Financial Services					
Base fees	82	79	78	*4*	*5*
Performance fees	4	2	3	*100*	*33*
Total management fees	328	156	234	*large*	*40*
Share of fees from funds management joint ventures*					
Base fees	7	6	4	*17*	*75*
Performance fees	3	7	-	*(57)*	*N/a*
Total	338	169	238	*100*	*42*

* These JVs are equity accounted and their results are included as equity accounted income (in "Other Income" in section 2.6). The base management fees and performance fees included in this equity accounted income have been included in this table to provide a more complete view of the Bank's income from fund management activities.

The base and performance fee tables in section 3.8 detail the fee income from major listed funds, which are the main drivers of the increase in management fee income.

2. Mergers and acquisitions, advisory and underwriting

This category includes all fees earned from the advisory businesses, including equity underwriting and mergers and acquisitions.

Advisory fees are up slightly on the prior six months and down 34% on the prior corresponding period. Increased activity in the Australian market resulted in improved merger and acquisition deal flow compared to the prior six months, however the prior corresponding period was very strong, incorporating a number of large advisory fees including those for Sydney and Rome airports.

Significant merger and acquisition advisory roles in this period included:

- advising Alinta and AMP managed funds on the acquisition of United Energy, Multinet and an interest in Alinta networks;
- advising Bank West on its acquisition by Halifax Bank of Scotland;
- advising AWB on its acquisition of Landmark from Wesfarmers; and
- advising East African Gold Mines on its acquisition by Placer Dome.

3. Brokerage and commissions

This category includes brokerage and commission income received from clients, offset by brokerage and commission costs paid to brokers, advisers and agents acting on the Bank's behalf. Income has increased over both the prior six months (up 10%) and the prior corresponding period (up 6%), largely due to increased volumes in both institutional and retail stockbroking, which have been driven by the recent improvement in global equity markets.

4. Financial products and cross-border leasing

This category includes all fees generated through arranging cross-border leases and other financial product transactions. Total fees for the category are up 206% on the prior six months and down 17% on the prior corresponding period. The significant increase on the prior six months is due to the cyclical nature of the business.

5. Banking, lending and securitisation

This is predominantly fee income from mortgage securitisation vehicles, fees from lending activities and transaction fees. Fees have increased by 49% on both the prior six months and the prior corresponding period. This is due to continued growth in the Australian mortgages market and the associated securitisation of these mortgages. Further, there has been a significant increase in risk participation fees from property finance transactions in the current period.

6. Other fee and commission income

Other fee and commission income includes royalty income from joint ventures and fees relating to assets under administration. The increase on the prior periods is principally due to fees from increased assets under administration (Wrap assets under administration increased 22% from $6.3 billion to $7.7 billion in the six months to 30 September 2003) and royalty income from joint ventures in South Africa and Japan.

2.5 TRADING INCOME

	Half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$m	$m	$m	%	%
Equities	108	75	75	44	44
Commodities	37	46	70	(20)	(47)
Foreign exchange	57	45	53	27	8
Interest rate products	23	16	22	44	5
Total trading income	225	182	220	24	2

Trading income has improved strongly on the prior six months and is slightly up on the record levels of the prior corresponding period. The 24% increase on the prior six months is primarily due to an increased contribution in relation to Equities and Foreign Exchange. The 2% improvement on the prior corresponding period is primarily due to the additional contribution from Equities, offset by a lower result from the Agricultural Commodities business.

The majority of trading income is generated from client transactions and arbitrage activities, rather than outright proprietary trading.

A more complete summary of the performance of the Bank's trading activities is provided in the Financial Markets segment disclosures in section 2.8, which includes the interest expense and brokerage and commission expense associated with trading activities.

Equities

On the back of the recovery in global equity markets, the Equities contribution to trading income was significantly up on both the prior six months and the prior corresponding period, with trading income of $108 million being recorded. The recovery was spread across all of the major businesses, with Hong Kong, Australia and the recently established International Trading Desk (ITD) producing particularly strong results. The Hong Kong market was much improved this period, providing strong demand for warrants and structured products. The ITD, a 24 hour Sydney-based business was established in March 2003. It has produced a strong contribution, primarily as a result of the significant growth in the sale of its US equity products by the Equity Markets' Hong Kong office into the Asian market.

Commodities

Income from trading commodities is down 20% on the prior six months and 47% on the prior corresponding period to $37 million for the half year to 30 September 2003. Agricultural Commodities was down on reduced hedging requirements from clients due to higher sugar prices, and lower market volatility and liquidity after a particularly strong prior corresponding period.

Foreign Exchange

Foreign Exchange (FX) has delivered consistently healthy results across all of its product lines throughout this period. FX trading income is 27% up on the prior six months and 8% up on the prior corresponding period. High volatility in key currencies has provided many trading opportunities and volumes have increased significantly.

Interest Rate Products

Debt Markets produced a strong performance over the past six months, with all desks contributing well. The business has taken advantage of active markets in interest rate products and, as a result, delivered strong trading results.

2.6 OTHER INCOME

	Note	Half year to			Movement on	
		Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
		$ m	$ m	$ m	%	%
Gain on disposal of other securities and equity investments						
East African Gold Mines	1	38	-	-	*N/a*	*N/a*
Sydney Futures Exchange	1	8	-	-	*N/a*	*N/a*
Other	1	-	28	3	*(100)*	*(100)*
Provision for diminution of equity investments – write back/(provided)	2	17	5	(67)	*large*	*large*
Gain on deconsolidation of subsidiaries and sale of businesses	3	27	-	20	*N/a*	*35%*
Equity accounted income		15	5	(5)	*large*	*large*
Dividends and distributions received/receivable from other securities and equity investments		20	14	16	*43*	*25*
Net loan loss		(12)	3	(3)	*large*	*large*
General provision for credit losses		(11)	9	(5)	*large*	*large*
Other		1	9	10	*(89)*	*(90)*
Total other income/(expense)		103	73	(31)	*41*	*large*

NOTABLE UNREALISED GAINS ON LISTED INVESTMENTS

	Book value at 30 Sep 03	Market value at 7 Nov 03	Unrealised gain at 7 Nov 03
	$ m	$ m	$ m
Macquarie Infrastructure Group	76	89	13
Macquarie Goodman Management Limited	28	237	209
Sydney Futures Exchange	-	21	21
Macquarie Communications Infrastructure Group	122	168	46
Macquarie Airports	58	65	7
Total	284	580	296

1. Gains on disposal of other securities and equity investments

Disposal of interest in East African Gold Mines

During the half year ended 30 September 2003, Macquarie sold its interest of 11,275,643 shares in East African Gold Mines Limited, an Australian unlisted gold producer. Sales proceeds were $51 million and the carrying value at the time of disposal was $13 million, resulting in a gain on disposal of $38 million.

Disposal of part interest in Sydney Futures Exchange

The Bank also disposed of a portion of its interest in Sydney Futures Exchange, resulting in a gain on disposal of $8 million. The unrealised gain on the remainder of the Bank's interest in Sydney Futures Exchange is included in the table of Notable Unrealised Gains on Listed Investments above.

Other gains on disposal of other securities and equity investments

The $28 million gain on disposal of securities in the half year ended 31 March 2003 is primarily the profit on sale of a portion of the Bank's holdings in MIG securities.

2. Provision for diminution of equity investments

The write back in the half year ended September 2003 is primarily due to the reversal of part of the provision for diminution relating to holdings in MAp that was taken up in prior periods. The securities are held at the lower of cost and net realisable value.

3. Gain on deconsolidation of subsidiaries and sale of businesses

Prior corresponding period impact

On 2 April 2002, the Bank acquired control of the Australian operations of ntl Inc. These operations, which were renamed Broadcast Australia (BA), were held until 12 August 2002, when the Bank substantially reduced its proportional interest through the IPO of MCG. The Bank ceased to control BA from this point.

Australian accounting standards require consolidation of a subsidiary even where control is temporary. Therefore the operating result of BA for the period for which control existed (all within the half year ended 30 September 2002) was reflected in the Bank's consolidated results. For statutory reporting purposes, the $54 million operating loss for this holding period is spread across several categories of income and expense, making it difficult to evaluate the Bank's underlying performance.

This operating loss was effectively reversed through the deconsolidation, resulting in a $54 million gain which is treated as an item of "other income" for statutory reporting purposes.

This report generally follows an alternative approach to disclosure, which treats Macquarie's overall holding gain of $20 million as a single item of other income. This presentation has been derived from the statutory reporting format by reversing BA's external interest expense, employment expense and other expenses out of the individual statutory income and expense lines and transferring them into other income. Management believes that this alternative approach more appropriately reflects the impact of the transaction on the Bank's performance.

Impact of BA Transaction - Half Year Ended 30 September 2002

	BA Operations $ m	Eliminations $m	MBL Consolidated Impact $ m	MBL Statutory Income/ Expense Category
Transmission income	49	-	49	Other income
Interest expense				
- external	(27)	-	(27)	Net interest income
- MBL Group	(15)	15	-	
Employment expenses	(3)	-	(3)	Employment expenses
Other expenses				
- external	(53)	-	(53)	Other expenses
- MBL Group	(5)	5	-	
Operating loss	(54)	20	(34)	
Gain on deconsolidation			54	Other income
Overall holding gain to Macquarie			20	Other income
Advisory fee			30	Net fee and commission income
Total impact of BA deconsolidated group on MBL's result			50	

This alternative presentation is not followed in the Summary Since Listing or the Average Balance Sheet in section 3.5.

The adjustment required to reflect this alternative presentation is set out in the table below.

Extract From Consolidated Profit & Loss – Half Year Ended 30 September 2002

	Statutory Format $ m	Reclassification of BA external operating expenses $ m	Alternative Format $m
Net interest income	105	27	132
Net fee and commission income	662		662
Trading income	220		220
Net other income / (expense)	52	(83)	(31)
Total income	1,039	(56)	983
Employment expenses	(521)	3	(518)
Other expenses	(253)	53	(200)
Total expenses	(774)	56	(718)
Profit before income tax	265	-	265

Macquarie's interest in MCG at balance date is set out in the table of Notable Unrealised Gains on Listed Investments above.

Current period

The result for the half year ended 30 September 2003 includes gains relating to the deconsolidation of certain subsidiaries and the sale of businesses by Sabco.

2.7 OPERATING EXPENSES

	Half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
Employment expenses[1]	(617)	(449)	(518)	*37*	*19*
Occupancy expenses	(45)	(47)	(45)	*(4)*	-
Non-salary technology expenses	(45)	(41)	(43)	*10*	*5*
Professional fees, travel and communication expenses	(66)	(64)	(65)	*3*	*2*
Other operating expenses[1]	(67)	(55)	(47)	*22*	*43*
Total expenses[1]	(840)	(656)	(718)	*28*	*17*
	%	%	%		
Employment Expenses/Total Income[1]	52.4	52.8	52.7		
Other Expenses/Total Income[1]	19.0	24.3	20.3		
Total Expenses/Total Income[1]	71.4	77.1	73.0		

Other operating expenses have increased by $20 million on the prior corresponding period due to a combination of several factors, including the retail brand campaign, increased insurance premiums, promotions, entertainment and general operating costs driven by increased activity.

HEADCOUNT BY GROUP

	As at			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
				%	%
Operating Groups					
Investment Banking	1,151	1,142	1,066	*1*	*8*
Treasury & Commodities	352	346	337	*2*	*4*
Banking & Property	879	768	683	*14*	*29*
Equity Markets	196	181	186	*8*	*5*
Funds Management	150	158	159	*(5)*	*(6)*
Financial Services	1,037	986	1,102	*5*	*(6)*
Direct Investment	13	14	14	*(7)*	*(7)*
Total headcount – operating Groups	3,778	3,595	3,547	*5*	*7*
Total headcount – service Divisions	1,245	1,244	1,230	-	*1*
Total at end of period	5,023	4,839	4,777	*4*	*5*
Operating Groups/total headcount	75.2%	74.3%	74.3%		

Headcount includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees). Headcount excludes temporary staff and staff on leave without pay and parental leave.

Headcount figures include employees of Group controlled entities, except where the entity is acquired with the intention of disposal. Note that employment expenses include costs for employees of entities where the entity is acquired with the intention of disposal.

[1] The prior corresponding period has been adjusted as explained in note 3 in section 2.6 to reclassify income and expenses related to the BA transaction.

2.8 SEGMENT CONTRIBUTIONS

SUMMARY OF SEGMENTS INCLUDING CONTRIBUTIONS TO TOTAL INCOME


Investment Banking 29%
Investment Banking comprises corporate finance, advisory, underwriting, facilitation, broking, real estate/property development.
Asset & Wealth Management 34%
Asset & Wealth Management comprises distribution and manufacture of funds management products.
M&A, advisory and underwriting
Infrastructure, property & other specialist funds
Institutional stockbroking
Financial products
Retail and wholesale funds management and private client broking
Banking & securitised lending
Equipment and other leasing
Property lending
Other lending
Equity derivatives
FX, futures, treasury & debt markets
Commodities
Lending 14%
Lending comprises banking activities, mortgages, margin lending and leasing, as well as lending undertaken by trading areas.
Financial Markets 23%
Financial Markets comprises trading in fixed income, equities, currency, commodities and derivative products.

The basis of preparation of this segment information is outlined on page 24.

SEGMENT RESULTS

	Asset & Wealth Management $ m	Financial Markets $ m	Investment Banking $ m	Lending $ m	Total $ m
HALF YEAR ENDED 30 SEPTEMBER 2003					
Profit and Loss					
Total income	397	273	339	167	1,176
Total expenses	(275)	(185)	(252)	(128)	(840)
Profit before income tax	122	88	87	39	336
Income tax expense	(32)	(17)	(18)	(11)	(78)
Profit after income tax	90	71	69	28	258
Balance Sheet					
Total assets	3,552	20,008	3,693	9,549	36,802
Contribution	%	%	%	%	%
% contribution to Group total income	34	23	29	14	100
HALF YEAR ENDED 31 MARCH 2003					
Profit and Loss					
Total income	206	196	301	148	851
Total expenses	(175)	(144)	(224)	(113)	(656)
Profit before income tax	31	52	77	35	195
Income tax expense	(6)	(9)	(16)	2	(29)
Profit after income tax	25	43	61	37	166
Balance Sheet					
Total assets	3,052	16,983	3,662	8,765	32,462
Contribution	%	%	%	%	%
% contribution to Group total income	24	23	35	18	100
HALF YEAR ENDED 30 SEPTEMBER 2002					
Profit and Loss					
Total income	298	230	307	148	983
Total expenses	(221)	(162)	(226)	(109)	(718)
Profit before income tax	77	68	81	39	265
Income tax expense	(20)	(14)	(24)	(9)	(67)
Profit after income tax	57	54	57	30	198
Balance Sheet					
Total assets	3,109	15,834	3,786	9,746	32,475
Contribution	%	%	%	%	%
% contribution to Group total income	30	24	31	15	100

Asset & Wealth Management
Profit after income tax for this segment has increased significantly on the prior six months and prior corresponding period, largely due to the increase in base management and performance fee income from infrastructure funds. There was also consistent growth across FSG and FMG and the Wrap product continues to grow significantly.

Financial Markets
There has been solid income growth compared to the prior corresponding period and the profit after income tax is significantly improved on the prior six months and prior corresponding period.

The result includes the profit on disposal of the Bank's interest in East African Gold Mines.

Equity derivatives improved on the prior corresponding period, with the higher Hong Kong result reflecting increased equity market activity and the International Trading Desk showing significant growth from the sale of US equity products to Asian investors.

Foreign Exchange and interest rate products produced strong results, down slightly on the prior corresponding period, however significantly up on the prior period. Agricultural Commodities was also down on the strong prior corresponding period due to lower volatility and liquidity in agricultural commodities markets.

Investment Banking
The segment produced an improved result. M&A, advisory and underwriting fee income was down on a strong prior corresponding period, offset by the write back of the MAp provision for diminution. Deal flow was strong across industry sectors.

Financial products income was down on the prior corresponding period due to transaction timing. Cross-border leasing was lower than the prior corresponding period, but the environment is showing marginal improvement.

Institutional stockbroking produced a strong contribution this period due to the improved equity markets.

Lending
The Lending segment reported a firm result, with increased income on prior periods. Despite this income growth, the overall segment result is down due to expenses associated with the start up of certain new international lending and leasing businesses.

The margin lending portfolio grew significantly and the leasing books increased 13%.

The result for the half year to 31 March 2003 benefited from the one-off ability to recognise previously unbooked tax losses on entry to tax consolidation.

BASIS OF PREPARATION

For internal reporting and risk management purposes, Macquarie is divided into six operating Groups (the Groups). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 1005 "Segment Reporting", because the Groups provide certain products to customers that have the same, or similar, risk and return characteristics.

Segment revenue, expenses and assets are those that are directly attributable to a segment or that have been allocated to the segment on a reasonable basis. Corporate expenses (including staff profit share) are allocated to segments based on profit before income tax and profit share. The carrying amount of certain assets used jointly by segments is allocated based on a reasonable estimate of usage. Any transfers between segments have been determined on an arms length basis. These inter-segment transfers are included in the results of the relevant segments in this analysis. Inter-segment transfers are made within the same line item in the analysis, so that both the revenue and expense portion of the transaction are reported on the same line.

3. INTERIM FINANCIAL INFORMATION

3.1 ACCOUNTING POLICY AND PRESENTATION

CHANGES IN ACCOUNTING TREATMENT

Provisions for Dividends

From 1 April 2003, Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" ("AASB 1044") became operative for the economic entity.

AASB 1044 requires that a provision for dividends is not recognised until the dividend has been declared or publicly recommended by the Directors. In previous financial periods, a provision was recorded as at balance date for dividends that were not declared until the completion of the financial report.

An adjustment of $208 million has been made against the economic entity's retained profits as at 1 April 2003 to reverse the amount provided as at 31 March 2003 for the Bank's 2003 final and special dividends. These provisions were reinstated in May 2003 when the dividends were declared by the Directors.

No provision has been recognised as at 30 September 2003 for the Bank's 2004 interim ordinary dividend. This provision will be recorded at the time that the dividend is declared.

The restatements of the provision for ordinary dividends and retained earnings below show the information that would have been disclosed had the new accounting policy always been applied.

	Half year to		
	Sep 03 $ m	Mar 03 $ m	Sep 02 $ m
Provision for Ordinary Dividends			
Previously reported balance at the end of the financial period	-	208	83
Adjustment for change in accounting policy	-	(208)	(83)
Restated balance at the end of the financial period	-	-	-
Retained Earnings			
Previously reported balance at the end of the financial period	901	659	717
Adjustment for change in accounting policy	-	208	83
Restated balance at the end of the financial period	901	867	800

The Bank's Return on Equity is derived by expressing the profit after income tax attributable to MBL's ordinary equity holders as an annualised percentage of the average ordinary equity. The new accounting treatment means that dividends are only provided for between the date of declaration and the date of payment, whereas the Bank has historically provided for dividends throughout the period to which they relate. Therefore average ordinary equity will increase under the new treatment, resulting in a lower Return on Equity, even where the Bank's underlying performance may not have changed. Had this revised accounting treatment applied to the prior six months and the prior corresponding period, average retained earnings for these periods would have increased by $72 million and $66 million respectively. The Return on Equity for these periods would have decreased to 15.7% (from 16.3%) and 20.5% (from 21.3%) respectively. In the Summary Since Listing on page 55, only the Return on Equity for the half year ended 30 September 2003 and for the full year ended 31 March 2003 are presented on this modified basis. Earlier periods have not been restated.

This accounting change only affects the ordinary dividend, although it has not altered the treatment of the provision for ordinary dividends for capital adequacy purposes. The Bank continues to deduct an amount from Tier 1 Capital at each balance date, representing the dividend that it intends to pay for the period then ended, net of the estimated amount which will be retained as equity through shareholder participation in the dividend reinvestment plan. This treatment is demonstrated in note 1 in section 3.7 below.

Apart from this change to the timing of recognition of ordinary dividend provisions, the introduction of AASB 1044 has not had a material impact.

Diluted Earnings Per Share (Prior Corresponding Period)

This is the first interim reporting period for which the revised AASB 1027 "Earnings Per Share" is applicable to the Bank, although the revised standard also applied to the full financial year ended 31 March 2003. The revisions to AASB 1027 only affect the calculation of diluted earnings per share and their impact is minimal. Diluted earnings per share for the half year ended 30 September 2002, calculated in accordance with the previous version of this standard was 90.2 cents compared with a revised calculation of 89.4 cents.

Section 3.4 includes a detailed description of the current (revised) methodology used to calculate diluted earnings per share.

PRESENTATION CHANGES

General Provision for Credit Losses

The Bank's general provision for credit losses has now been presented as a deduction from loan assets, rather than as part of Total Liabilities. This approach provides a better reflection of the nature of this provision, being primarily related to the risk of non-recovery of amounts receivable. Note that this provision was previously reported as the provision for uncertainties.

This has resulted in a restatement of comparatives, although the impact is immaterial. In the Summary Since Listing, Total Assets, Total Liabilities and Total Loan Assets have only been presented on this new basis as at 30 September 2003 and 31 March 2003. Earlier periods have not been restated. Ratios driven off Total Loan Assets in the Summary Since Listing are not measurably impacted by this change.

3.2 DETAILED PROFIT AND LOSS INFORMATION

	Note	Half year to			Movement on	
		Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
		$ m	$ m	$ m	%	%
Interest income		551	549	525	-	*5*
Interest expense	6	(408)	(407)	(393)	-	*4*
Net interest income	6	143	142	132	*1*	*8*
Fee and commission income	1	844	576	794	*47*	*6*
Fee and commission expense		(139)	(122)	(132)	*14*	*5*
Net fee and commission income		705	454	662	*55*	*6*
Trading income		225	182	220	*24*	*2*
Other income	6	126	66	45	*91*	*large*
Other expenses		(23)	7	(76)	*large*	*(70)*
Total income	6	1,176	851	983	*38*	*20*
Employment expenses	2,6	(617)	(449)	(518)	*37*	*19*
Occupancy expenses	3	(45)	(47)	(45)	*(4)*	-
Non-salary technology expenses	4	(45)	(41)	(43)	*10*	*5*
Professional fees, travel and communication expenses	5	(66)	(64)	(65)	*3*	*2*
Other operating expenses	6	(67)	(55)	(47)	*22*	*43*
Total expenses	6	*(840)*	*(656)*	*(718)*	*28*	*17*
Profit before income tax		336	195	265	*72*	*27*
Income tax expense	sec 3.3	(78)	(29)	(67)	*large*	*16*
Profit after income tax		258	166	198	*55*	*30*
Profit after income tax attributable to outside equity interests		(3)	(2)	(1)	*50*	*large*
Profit after income tax attributable to MBL equity holders		255	164	197	*55*	*29*
Distributions paid/provided on Macquarie Income Securities		(13)	(14)	(14)	*(7)*	*(7)*
Profit after income tax attributable to MBL ordinary equity holders		242	150	183	*61*	*32*

The notes supporting this detailed Profit & Loss Statement follow below.

The detailed Balance Sheet is set out on page 39, with supporting notes on pages 40 to 45.

	Half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$m	$m	$m	%	%
1. FEE AND COMMISSION INCOME					
Fee and commission income	830	562	780	*48*	*6*
Income from life insurance business					
- investment revenue and management fees	130	65	(39)	*large*	*large*
- life insurance claims and changes in policy liabilities	(112)	(48)	56	*large*	*large*
- direct fees	(4)	(3)	(3)	*33*	*33*
Total fee and commission income	844	576	794	*47*	*6*
2. EMPLOYMENT EXPENSES					
Salary, salary-related costs, superannuation, performance-related profit share and staff training	(609)	(451)	(510)	*35*	*19*
Provision for annual leave	(5)	3	(6)	*large*	*(17)*
Provision for long service leave	(3)	(1)	(2)	*large*	*50*
Total employment expenses (Note 6)	(617)	(449)	(518)	*37*	*19*
3. OCCUPANCY EXPENSES					
Operating lease rental	(34)	(32)	(34)	*6*	-
Depreciation: furniture, fittings and leasehold improvements	(6)	(8)	(7)	*(25)*	*(14)*
Other occupancy expenses	(5)	(7)	(4)	*(29)*	*25*
Total occupancy expenses	(45)	(47)	(45)	*(4)*	-
4. NON-SALARY TECHNOLOGY EXPENSES					
Information services	(15)	(16)	(16)	*(6)*	*(6)*
Depreciation: computer equipment and software	(17)	(15)	(16)	*13*	*6*
Other non-salary technology expenses	(13)	(10)	(11)	*30*	*18*
Total non-salary technology expenses	(45)	(41)	(43)	*10*	*5*
5. PROFESSIONAL FEES					
Professional fees	(35)	(33)	(34)	*6*	*3*
Travel expenses	(17)	(18)	(18)	*(6)*	*(6)*
Communication expenses	(9)	(8)	(8)	*13*	*13*
Depreciation: communication equipment	(2)	(2)	(2)	-	-
Auditors' remuneration*	(3)	(3)	(3)	-	-
Total professional fees, travel and communication expenses	(66)	(64)	(65)	*3*	*2*

* Includes remuneration for audit and other services.

6. BA TRANSACTION

The prior corresponding period has been adjusted as explained in note 3 in section 2.6 to reclassify income and expenses related to the BA transaction.

3.3 INCOME TAX EXPENSE

Prima facie income tax on profit before income tax is reconciled to the income tax expense charged in the Profit and Loss as follows:

	Half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$m	$m	$m	%	%
Profit before income tax	336	195	265	*72*	*27*
Prima facie income tax expense (at 30%)	(101)	(58)	(80)	*74*	*26*
Add/(deduct) tax effect of permanent differences:					
Recoupment of group tax losses	-	14	4	*(100)*	*(100)*
Rate differential on offshore income	13	7	6	*86*	*large*
Distribution paid/provided on Macquarie Income Securities	4	4	4	-	-
Net effect of different tax rates for life insurance business	2	1	2	*100*	-
Dividend paid/provided on Converting Preference Shares	(2)	(2)	(2)	-	-
Other items	6	5	(1)	*20*	*large*
Total income tax expense	(78)	(29)	(67)	*large*	*16*
Effective tax rate (refer Glossary)	24.1%	16.0%	26.7%		

From 1 October 2002, pursuant to a resolution of the Bank, the Consolidated Entity's Australian tax liabilities are determined pursuant to tax consolidation legislation. All Australian resident wholly-owned controlled entities of the Bank formed a Tax Consolidated Group ("the TC Group") from that date. The Bank is the Head Entity of the TC Group. As a consequence and from that date, the relevant controlled entities are no longer subject to income tax and will not recognise any tax balances. Under the terms and conditions of a tax contribution agreement, the Bank charges each controlled entity for all tax liabilities incurred in respect of their activities and reimburses each controlled entity for tax assets received.

Should the Bank be in default of its obligations, or a default is probable, under the tax consolidation legislation, any tax balances that must be recognised by the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between the Bank and entities in the Group.

The economic entity is currently subject to an audit by the Australian Taxation Office ("ATO"). Some amended assessments have been issued by the ATO for the 1988 to 1993 years. Other issues of potential taxation liability have been raised but have not yet been subject to the issue of amended assessments. Objections have been lodged in respect of the amended assessments and the other issues of alleged liability are also disputed. Details of the amounts in dispute (including amended assessments) have not been disclosed because the Directors believe this would prejudice the economic entity's position.

The ATO is also reviewing the interests held by the economic entity in research and development syndicates. Amended assessments have been issued in relation to one of these syndicates, against which objections were lodged and subsequently upheld in the Administrative Appeals Tribunal ("AAT"). The ATO lodged an appeal against the AAT decision with the Federal Court, which remitted certain aspects of the matter to the AAT for further consideration. Details of the amounts in dispute (including amended assessments) have not been disclosed because the Directors believe this would prejudice the economic entity's position.

In relation to the Macquarie Income Securities, a public ruling has been issued by the ATO suggesting that deductions for distributions on this type of security may not be available. The Bank has received independent legal advice confirming that deductions are available for the distributions provided. An objection has been lodged and has been disallowed. An appeal has been made to the Federal Court.

The Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

3.4 EARNINGS PER SHARE

	Half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	cents	cents	cents	%	%
Basic earnings per share	116.2	73.7	91.3	*58*	*27*
Diluted earnings per share	114.4	73.7	89.4	*55*	*28*

As outlined in section 3.1 above, diluted earnings per share for the half year ended 30 September 2002 has been restated in accordance with revisions to AASB 1027 "Earnings per Share".

Earnings	$ m	$ m	$ m		
Profit after income tax attributable to MBL ordinary equity holders	242	150	183	*61*	*32*
Interest saving from conversion of Converting Preference Shares	5	6	5	*(17)*	-
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	-	-	1	-	*(100)*
Total earnings used in the calculation of diluted earnings per share	247	156	189	*58*	*31*

Earnings, for the purpose of the **basic earnings per share** calculation is the Bank's profit after income tax attributable to its ordinary equity holders.

The only sources of dilutive potential ordinary shares for the Bank are:

- share options issued to senior staff in accordance with the Employee Option Plan; and
- the Converting Preference Shares that were converted to ordinary shares on 25 September 2003, as explained in section 1 above.

The Macquarie Income Securities are not convertible to ordinary shares and do not impact the calculation of diluted earnings per share.

The employee options are deemed to have no impact on diluted earnings, however they do have an impact on the weighted average number of shares used in the calculation of diluted earnings per share, as explained on page 32.

In calculating **diluted earnings per share**, two adjustments are applied to the earnings amount used in the calculation of basic earnings per share (both of these adjustments relate to the Converting Preference Shares):

- The reduction in interest expense that would occur if the Converting Preference Shares were converted to ordinary shares is added back (based on the fixed dividend rate of 7.38% for the proportion of the period for which the CPS were on issue). There is no income tax expense applicable to this adjustment as the interest expense is non-deductible.
- Any non-discretionary adjustments to earnings that might arise if the Converting Preference Shares were converted to ordinary shares are also made, net of any applicable adjustments to the income tax expense.

Weighted Average Number of Shares	Number of shares				
Fully paid ordinary shares	208,287,427	203,537,583	200,400,414	*2*	*4*
Dilutive Potential Ordinary Shares:					
Converting Preference Shares	4,698,059	6,500,662	6,895,210	*(28)*	*(32)*
Options	2,872,425	1,626,356	4,081,665	*77*	*(30)*
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	215,857,911	211,664,601	211,377,289	*2*	*2*

Fully Paid Ordinary Shares

Summary of Movements in Number of Shares

The weighted average number of ordinary shares used in the calculation of basic earnings per share is determined by time-weighting individual movements in the number of fully paid shares on issue as summarised in the table below. There were no partly paid or contingently issuable shares on issue during the period.

	Half year to Sep 03		Half year to Mar 03		Half year to Sep 02	
	Total Number	Time-Weighted Number	Total Number	Time-Weighted Number	Total Number	Time-Weighted Number
Opening balance	204,498,144	204,498,144	202,533,103	202,533,103	198,499,828	198,499,828
Shares issued pursuant to:						
- Exercise of options (various)	4,659,498	1,692,840	682,274	293,208	2,353,790	1,065,432
- Dividend Reinvestment Plan (2/7/02, 20/12/02, 2/7/03)	3,908,671	1,943,656	1,233,101	691,078	1,679,485	835,154
- Employee Share Plan (17/1/03)	-	-	49,666	20,194	-	-
- Conversion of CPS (25/9/03)	4,857,315	159,256	-	-	-	-
Buyback of shares (26/9/03, 29/9/03, 30/9/03)	(356,143)	(6,469)	-	-	-	-
Closing balance	217,567,485	208,287,427	204,498,144	203,537,583	202,533,103	200,400,414

Potential Ordinary Shares

Converting Preference Shares

For the period for which they were on issue, the Converting Preference Shares were treated as dilutive potential ordinary shares for the purpose of calculating diluted earnings per share. On 25 September 2003, the Converting Preference Shares were converted to 4,857,315 fully paid ordinary shares based on a conversion price of $32.50 less the 5% conversion discount. For the six days of the period for which they were on issue, these new shares have been included in the weighted average number of shares used in calculating basic earnings per share above, amounting to 159,256 shares in weighted terms. The balance of 4,698,059 represents the potential dilutive impact of the Converting Preference Shares for the period prior to conversion.

In the half years ended 31 March 2003 and 30 September 2002, the dilutive impact of the Converting Preference Shares has been calculated assuming conversion based on relevant market price data at the end of the period.

Options

The Bank has an Employee Option Plan (the Plan), which was introduced in December 1995 as a replacement for the Bank's now closed partly paid share scheme. Key aspects of the Plan are summarised in Note 33 of the Bank's 2003 Financial Report.

For the purpose of calculating diluted earnings per share, options issued pursuant to this Plan are classified as either dilutive or non-dilutive (dilutive options are those which have an exercise price less than the average market price for the period). Only dilutive options have an impact on diluted earnings per share. Their impact on the weighted average number used in this calculation is determined by quantifying the dilutive component of each option and time-weighting this component for the proportion of the period for which the option was on issue. The dilutive component represents the difference between the number of shares that would be issued at the exercise price and the number of shares that would have been issued at the average market price based on the actual proceeds. Each dilutive option tranche is therefore split into two notional components:

- a component for which consideration is the full average market price (non-dilutive component - this is ignored in calculating diluted earnings per share; and
- a component for which no consideration is provided (dilutive component).

Only this dilutive component, appropriately time-weighted, is included in the weighted average number of shares used in the calculation of diluted earnings per share.

The table below breaks out the time-weighted number of options on issue for each period into dilutive and non-dilutive options. Dilutive options are further classified into a dilutive component and a non-dilutive component.

Summary of Dilutive Impact of Options (Time-Weighted)

	Half year to		
	Sep 03 Number	Mar 03 Number	Sep 02 Number
Dilutive Options			
Dilutive component (no consideration)	2,872,425	1,626,356	4,081,665
Non-dilutive component (average market price)	8,613,341	5,830,841	9,519,624
Total number of dilutive options (time-weighted)	11,485,766	7,457,197	13,601,289
Non-dilutive options	13,000,821	17,786,985	8,593,297
Total number of options (time-weighted)	24,486,587	25,244,182	22,194,586
	$	$	$
Average market price for period (used in assessing whether an option is dilutive)	28.89	22.55	27.87

A detailed reconciliation of movements in options on issue over the half year ended 30 September 2003 is included below.

Reconciliation of Movements in Options on Issue – Half Year Ended 30 September 2003

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the half year			Balance as at 30 September 2003	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
12 June 2003	$14.89	50,000	-	(50,000)	-	-	19,126	9,269
21 August 2003	$14.47	28,334	-	(28,334)	-	-	14,968	7,471
28 August 2003	$14.29	1,019,102	-	(1,019,102)	-	-	639,739	323,334
18 September 2003	$14.59	5,668	-	(5,668)	-	-	1,765	874
25 September 2003	$14.62	11,336	-	(11,336)	-	-	3,469	1,713
6 November 2003	$14.48	5,667	-	(5,667)	-	-	3,344	1,668
11 November 2003	$13.50	11,334	-	(11,334)	-	-	6,658	3,547
24 November 2003	$14.54	11,334	-	(11,334)	-	-	9,166	4,553
26 November 2003	$13.40	36,834	-	(36,834)	-	-	25,965	13,923
2 December 2003	$12.25	17,000	-	-	-	17,000	17,000	9,792
4 December 2003	$14.65	17,000	-	(17,000)	-	-	13,191	6,503
6 December 2003	$12.73	5,667	-	(5,667)	-	-	2,818	1,576
7 December 2003	$15.23	14,167	-	(14,167)	-	-	4,955	2,343
12 February 2004	$15.06	11,334	-	-	-	11,334	11,334	5,426
15 February 2004	$13.32	28,334	-	(28,334)	-	-	8,825	4,757
23 February 2004	$14.18	17,001	-	(11,334)	-	5,667	8,702	4,431
25 February 2004	$15.60	17,000	-	(17,000)	-	-	5,481	2,521
31 March 2004	$18.89	112,500	-	(112,500)	-	-	35,492	12,287
23 April 2004	$14.46	5,668	-	(5,668)	-	-	4,522	2,259
27 April 2004	$14.36	126,002	-	(41,002)	-	85,000	115,480	58,085
28 April 2004	$17.07	11,500	-	(5,000)	-	6,500	7,921	3,241
30 April 2004	$17.29	10,000	-	(10,000)	-	-	7,213	2,896
11 May 2004	$16.82	11,334	-	-	-	11,334	11,334	4,736
4 June 2004	$17.33	20,000	-	-	-	20,000	20,000	8,004
8 June 2004	$14.52	5,668	-	-	-	5,668	5,668	2,819
25 June 2004	$17.11	5,668	-	(5,668)	-	-	2,044	834
28 June 2004	$14.48	14,168	-	(14,168)	-	-	3,716	1,854
13 August 2004	$18.51	4,394,246	-	(2,044,426)	-	2,349,820	3,698,323	1,329,026
16 August 2004	$19.07	5,000	-	(5,000)	-	-	4,071	1,384
17 August 2004	$18.44	53,334	-	(53,334)	-	-	38,470	13,918
18 August 2004	$14.36	17,000	-	(17,000)	-	-	13,563	6,822
19 August 2004	$19.00	25,000	-	(16,000)	-	9,000	19,279	6,601
23 August 2004	$18.08	10,000	-	-	-	10,000	10,000	3,742
25 August 2004	$19.09	10,000	-	-	-	10,000	10,000	3,393
26 August 2004	$17.92	10,000	-	(10,000)	-	-	7,377	2,801
30 August 2004	$17.82	25,000	-	(25,000)	-	-	17,213	6,597
31 August 2004	$18.51	424,366	-	(233,089)	(2,438)	188,839	351,626	126,360
6 September 2004	$18.14	10,000	-	(5,000)	-	5,000	7,923	2,949
7 September 2004	$18.08	50,000	-	(35,000)	-	15,000	35,615	13,328
24 September 2004	$18.51	16,375	-	(6,375)	-	10,000	14,389	5,171
27 September 2004	$18.51	37,500	-	(3,332)	-	34,168	35,443	12,736
11 October 2004	$18.51	5,000	-	-	-	5,000	5,000	1,797
9 November 2004	$18.86	5,000	-	-	-	5,000	5,000	1,736
25 November 2004	$18.51	17,500	-	(3,332)	-	14,168	15,042	5,405
29 November 2004	$20.29	62,500	-	(25,000)	-	37,500	50,137	14,928
1 December 2004	$18.51	3,334	-	(3,334)	-	-	2,296	825
7 December 2004	$20.01	1,668	-	-	-	1,668	1,668	513
9 December 2004	$20.18	5,000	-	-	-	5,000	5,000	1,508
10 December 2004	$19.52	10,000	-	(5,000)	-	5,000	7,131	2,313

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the half year			Balance as at 30 September 2003	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
20 January 2005	$20.18	33,334	-	(16,667)	-	16,667	21,949	6,619
21 January 2005	$18.51	19,500	-	(19,500)	-	-	14,172	5,093
24 January 2005	$19.97	17,500	-	-	-	17,500	17,500	5,404
25 January 2005	$20.05	5,000	-	(3,332)	-	1,668	4,017	1,229
28 January 2005	$23.22	21,775	-	(10,725)	-	11,050	19,607	3,849
10 February 2005	$20.05	100,000	-	-	-	100,000	100,000	30,606
6 March 2005	$18.51	22,500	-	(8,000)	-	14,500	17,036	6,122
21 March 2005	$21.16	5,000	-	(3,332)	-	1,668	4,199	1,124
22 March 2005	$24.14	5,000	-	(3,332)	-	1,668	4,235	697
24 March 2005	$24.56	5,000	-	-	-	5,000	5,000	750
27 March 2005	$24.44	5,000	-	-	-	5,000	5,000	771
28 March 2005	$23.76	32,500	-	-	-	32,500	32,500	5,774
21 July 2005	$23.94	3,497,521	-	(539,834)	(26,899)	2,930,788	3,310,461	567,492
1 August 2005	$20.14	3,334	-	(1,666)	-	1,668	2,815	853
2 August 2005	$23.94	50,000	-	-	-	50,000	50,000	8,571
3 August 2005	$18.51	13,334	-	(6,666)	-	6,668	10,957	3,938
5 August 2005	$24.29	5,000	-	-	-	5,000	5,000	797
7 August 2005	$24.69	30,000	-	(20,000)	-	10,000	25,301	3,680
8 August 2005	$23.94	12,083	-	-	-	12,083	12,083	2,071
9 August 2005	$24.12	5,000	-	-	(931)	4,069	4,836	799
10 August 2005	$25.71	5,000	-	-	-	5,000	5,000	551
11 August 2005	$23.94	103,100	-	(9,943)	-	93,157	100,436	17,217
13 August 2005	$23.06	5,000	-	(3,332)	-	1,668	4,272	862
14 August 2005	$24.16	12,500	-	(2,000)	-	10,500	12,019	1,969
15 August 2005	$24.24	5,000	-	(3,300)	-	1,700	3,494	563
17 August 2005	$23.63	5,000	-	-	-	5,000	5,000	911
18 August 2005	$23.76	5,000	-	-	-	5,000	5,000	888
19 August 2005	$24.43	12,500	-	-	-	12,500	12,500	1,931
20 August 2005	$24.04	5,000	-	-	-	5,000	5,000	840
22 August 2005	$23.02	12,500	-	-	-	12,500	12,500	2,541
24 August 2005	$24.56	17,500	-	(11,664)	-	5,836	9,205	1,380
25 August 2005	$25.37	5,000	-	(3,300)	-	1,700	4,243	517
26 August 2005	$25.65	5,000	-	-	-	5,000	5,000	561
30 August 2005	$23.94	119,098	-	(6,666)	-	112,432	117,869	20,205
28 September 2005	$25.59	5,000	-	-	-	5,000	5,000	572
29 September 2005	$25.85	5,000	-	-	-	5,000	5,000	527
11 October 2005	$20.18	3,334	-	(1,666)	-	1,668	2,870	865
13 October 2005	$24.36	12,500	-	-	-	12,500	12,500	1,961
14 October 2005	$25.59	10,000	-	-	-	10,000	10,000	1,143
15 October 2005	$26.12	12,500	-	-	-	12,500	12,500	1,200
11 December 2005	$27.56	5,000	-	-	-	5,000	5,000	231
12 December 2005	$26.57	17,500	-	-	-	17,500	17,500	1,407
22 December 2005	$24.24	5,000	-	-	-	5,000	5,000	805
27 December 2005	$26.45	5,000	-	-	-	5,000	5,000	423
28 December 2005	$27.63	5,000	-	-	-	5,000	5,000	219
29 December 2005	$26.32	12,500	-	-	-	12,500	12,500	1,113
2 January 2006	$27.28	32,500	-	(14,791)	(6,876)	10,833	23,916	1,335
3 January 2006	$27.86	5,000	-	-	-	5,000	5,000	179
5 January 2006	$27.71	5,000	-	-	-	5,000	5,000	205
8 January 2006	$26.95	5,000	-	-	-	5,000	5,000	336
9 January 2006	$27.97	20,000	-	-	(13,334)	6,666	18,594	594

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the half year			Balance as at 30 September 2003	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
11 January 2006	$27.15	5,207	-	-	(5,207)	-	1,679	101
12 January 2006	$27.93	5,000	-	-	-	5,000	5,000	167
16 January 2006	$27.46	12,500	-	-	-	12,500	12,500	620
17 January 2006	$27.71	5,000	-	-	-	5,000	5,000	205
18 January 2006	$27.71	12,500	-	-	-	12,500	12,500	512
19 January 2006	$28.29	12,500	-	-	-	12,500	12,500	261
23 January 2006	$28.51	4,166	-	-	(4,166)	-	1,480	20
30 January 2006	$27.83	5,000	-	-	-	5,000	5,000	184
31 January 2006	$27.71	5,000	-	-	(1,668)	3,332	4,578	187
1 February 2006	$27.98	100,000	-	-	-	100,000	100,000	3,160
2 February 2006	$27.71	10,000	-	-	-	10,000	10,000	409
26 February 2006	$18.51	12,500	-	-	-	12,500	12,500	4,492
27 February 2006	$28.39	5,000	-	-	-	5,000	5,000	87
20 March 2006	$28.19	5,000	-	-	-	5,000	5,000	122
2 April 2006	$28.00	5,000	-	-	-	5,000	5,000	155
17 April 2006	$27.04	12,500	-	-	-	12,500	12,500	802
19 April 2006	$28.55	5,000	-	-	-	5,000	5,000	59
20 April 2006	$28.05	12,500	-	-	-	12,500	12,500	365
23 April 2006	$28.50	5,000	-	-	-	5,000	5,000	68
24 April 2006	$26.85	5,000	-	-	-	5,000	5,000	354
28 May 2006	$27.60	5,000	-	-	-	5,000	5,000	224
29 May 2006	$27.77	5,000	-	-	-	5,000	5,000	194
6 June 2006	$27.53	5,000	-	-	-	5,000	5,000	236
15 June 2006	$27.58	5,000	-	-	-	5,000	5,000	227
24 July 2006	$28.19	5,000	-	-	-	5,000	5,000	122
27 July 2006	$29.72	5,000	-	-	-	5,000	5,000	-
31 July 2006	$28.15	5,000	-	-	-	5,000	5,000	129
1 August 2006	$28.46	5,000	-	-	-	5,000	5,000	75
2 August 2006	$34.71	4,466,676	-	-	(110,816)	4,355,860	4,414,235	-
3 August 2006	$30.25	5,000	-	-	-	5,000	5,000	-
7 August 2006	$28.21	5,000	-	-	-	5,000	5,000	118
9 August 2006	$29.50	10,000	-	-	-	10,000	10,000	-
13 August 2006	$29.35	5,000	-	-	-	5,000	5,000	-
27 August 2006	$35.99	5,000	-	-	-	5,000	5,000	-
28 August 2006	$34.71	5,000	-	-	-	5,000	5,000	-
29 August 2006	$35.41	5,000	-	-	-	5,000	5,000	-
30 August 2006	$27.57	12,500	-	-	(8,334)	4,166	9,983	457
31 August 2006	$34.71	739,806	-	-	(28,262)	711,544	725,681	-
3 September 2006	$34.82	5,000	-	-	-	5,000	5,000	-
4 September 2006	$27.60	5,000	-	-	-	5,000	5,000	224
5 September 2006	$31.48	25,000	-	-	-	25,000	25,000	-
6 September 2006	$33.95	5,000	-	-	(3,415)	1,585	2,135	-
20 September 2006	$28.19	20,000	-	-	-	20,000	20,000	487
21 September 2006	$32.20	12,500	-	-	-	12,500	12,500	-
24 September 2006	$36.66	12,500	-	-	-	12,500	12,500	-
25 September 2006	$36.48	12,500	-	-	-	12,500	12,500	-
26 September 2006	$35.95	12,500	-	-	-	12,500	12,500	-
27 September 2006	$33.01	10,000	-	-	-	10,000	10,000	-
28 September 2006	$34.71	251,200	-	-	(3,334)	247,866	250,739	-
1 October 2006	$35.93	5,000	-	-	-	5,000	5,000	-
3 October 2006	$36.47	3,768	-	-	(3,768)	-	3,068	-

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the half year			Balance as at 30 September 2003	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
8 October 2006	$29.72	5,000	-	-	-	5,000	5,000	-
9 October 2006	$37.52	5,000	-	-	-	5,000	5,000	-
12 October 2006	$36.68	5,000	-	-	-	5,000	5,000	-
15 October 2006	$28.39	5,000	-	-	-	5,000	5,000	87
29 October 2006	$37.75	12,500	-	-	-	12,500	12,500	-
30 October 2006	$37.05	12,500	-	-	-	12,500	12,500	-
31 October 2006	$37.26	5,000	-	-	-	5,000	5,000	-
7 November 2006	$37.94	5,000	-	-	-	5,000	5,000	-
13 November 2006	$36.85	5,000	-	-	-	5,000	5,000	-
14 November 2006	$36.86	5,000	-	-	-	5,000	5,000	-
16 November 2006	$35.71	5,000	-	-	-	5,000	5,000	-
22 November 2006	$37.58	32,500	-	-	-	32,500	32,500	-
26 November 2006	$36.84	12,500	-	-	-	12,500	12,500	-
3 December 2006	$36.05	5,000	-	-	-	5,000	5,000	-
5 December 2006	$35.71	5,000	-	-	-	5,000	5,000	-
10 December 2006	$36.36	12,500	-	-	-	12,500	12,500	-
20 December 2006	$37.55	5,000	-	-	-	5,000	5,000	-
25 January 2007	$37.67	12,500	-	-	-	12,500	12,500	-
4 February 2007	$37.47	5,000	-	-	-	5,000	5,000	-
12 March 2007	$36.08	5,000	-	-	-	5,000	5,000	-
13 March 2007	$36.54	17,500	-	-	-	17,500	17,500	-
14 March 2007	$36.34	10,000	-	-	-	10,000	10,000	-
15 March 2007	$35.24	5,000	-	-	-	5,000	5,000	-
18 March 2007	$37.52	5,000	-	-	(5,000)	-	3,266	-
19 March 2007	$36.85	5,000	-	-	-	5,000	5,000	-
20 March 2007	$35.15	5,000	-	-	-	5,000	5,000	-
21 March 2007	$36.39	5,000	-	-	(5,000)	-	3,156	-
22 March 2007	$36.85	5,000	-	-	-	5,000	5,000	-
25 March 2007	$36.67	5,000	-	-	-	5,000	5,000	-
26 March 2007	$36.68	5,000	-	-	-	5,000	5,000	-
27 March 2007	$36.55	32,500	-	-	-	32,500	32,500	-
1 April 2007	$36.34	12,500	-	-	-	12,500	12,500	-
2 April 2007	$37.52	5,000	-	-	-	5,000	5,000	-
3 April 2007	$34.82	12,500	-	-	-	12,500	12,500	-
4 April 2007	$35.99	12,500	-	-	-	12,500	12,500	-
5 April 2007	$35.22	5,000	-	-	-	5,000	5,000	-
8 April 2007	$35.59	5,000	-	-	-	5,000	5,000	-
9 April 2007	$37.35	5,000	-	-	-	5,000	5,000	-
10 April 2007	$36.67	5,000	-	-	-	5,000	5,000	-
18 April 2007	$36.95	5,000	-	-	-	5,000	5,000	-
23 May 2007	$33.16	5,000	-	-	-	5,000	5,000	-
24 May 2007	$35.31	5,000	-	-	-	5,000	5,000	-
27 May 2007	$32.93	12,500	-	-	-	12,500	12,500	-
28 May 2007	$32.76	5,000	-	-	-	5,000	5,000	-
29 May 2007	$33.12	5,000	-	-	-	5,000	5,000	-
4 July 2007	$33.54	45,000	-	-	-	45,000	45,000	-
5 July 2007	$33.45	5,000	-	-	-	5,000	5,000	-
8 July 2007	$33.05	12,500	-	-	-	12,500	12,500	-
9 July 2007	$33.37	12,500	-	-	(12,500)	-	9,726	-
10 July 2007	$36.00	5,000	-	-	-	5,000	5,000	-
12 July 2007	$33.20	12,500	-	-	-	12,500	12,500	-

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the half year			Balance as at 30 September 2003	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
15 July 2007	$33.19	5,000	-	-	-	5,000	5,000	-
19 July 2007	$33.19	5,000	-	-	-	5,000	5,000	-
22 July 2007	$33.06	12,500	-	-	-	12,500	12,500	-
23 July 2007	$32.47	5,000	-	-	-	5,000	5,000	-
1 August 2007	$30.51	5,382,191	-	(11,514)	(113,827)	5,256,850	5,337,357	-
23 August 2007	$33.45	5,000	-	-	-	5,000	5,000	-
26 August 2007	$31.54	17,500	-	-	-	17,500	17,500	-
27 August 2007	$32.77	5,000	-	-	-	5,000	5,000	-
28 August 2007	$33.06	5,000	-	-	-	5,000	5,000	-
29 August 2007	$33.10	12,500	-	-	-	12,500	12,500	-
30 August 2007	$30.51	946,509	-	(929)	(17,448)	928,132	940,807	-
2 September 2007	$31.49	5,000	-	-	-	5,000	5,000	-
3 September 2007	$32.90	12,500	-	-	-	12,500	12,500	-
5 September 2007	$31.28	5,000	-	-	-	5,000	5,000	-
6 September 2007	$30.51	20,000	-	-	-	20,000	20,000	-
10 October 2007	$30.51	5,000	-	-	-	5,000	5,000	-
11 October 2007	$30.51	228,326	-	-	(1,226)	227,100	227,857	-
14 October 2007	$33.20	5,000	-	-	-	5,000	5,000	-
15 October 2007	$26.45	20,000	-	-	-	20,000	20,000	1,691
16 October 2007	$37.43	5,000	-	-	-	5,000	5,000	-
21 October 2007	$31.28	5,000	-	-	-	5,000	5,000	-
24 October 2007	$25.04	5,000	-	-	-	5,000	5,000	667
25 October 2007	$24.60	5,000	-	-	-	5,000	5,000	743
28 October 2007	$24.48	5,000	-	-	-	5,000	5,000	764
5 November 2007	$24.57	5,000	-	-	-	5,000	5,000	748
20 November 2007	$30.51	17,300	-	-	-	17,300	17,300	-
29 November 2007	$33.20	5,000	-	-	-	5,000	5,000	-
24 December 2007	$30.51	311,000	-	-	(5,000)	306,000	308,388	-
27 December 2007	$27.18	12,500	-	-	-	12,500	12,500	741
30 December 2007	$31.54	25,000	-	-	-	25,000	25,000	-
2 January 2008	$26.45	5,000	-	-	-	5,000	5,000	423
3 January 2008	$31.56	12,500	-	-	-	12,500	12,500	-
24 January 2008	$23.48	5,000	-	-	-	5,000	5,000	937
28 January 2008	$22.22	12,500	-	-	-	12,500	12,500	2,887
3 February 2008	$21.66	12,500	-	-	-	12,500	12,500	3,129
4 February 2008	$30.22	5,000	-	-	-	5,000	5,000	-
6 February 2008	$22.42	5,000	-	-	-	5,000	5,000	1,120
10 February 2008	$20.44	5,000	-	-	-	5,000	5,000	1,463
11 February 2008	$21.08	5,000	-	-	-	5,000	5,000	1,352
12 February 2008	$23.03	5,000	-	-	-	5,000	5,000	1,015
13 February 2008	$20.50	5,000	-	-	-	5,000	5,000	1,452
14 February 2008	$20.96	5,000	-	-	-	5,000	5,000	1,373
19 February 2008	$22.76	5,000	-	-	-	5,000	5,000	1,061
3 March 2008	$25.93	5,000	-	-	-	5,000	5,000	513
4 March 2008	$21.54	5,000	-	-	-	5,000	5,000	1,272
5 March 2008	$23.82	5,000	-	-	-	5,000	5,000	878
6 March 2008	$22.22	3,000	-	-	-	3,000	3,000	693
7 March 2008	$25.23	5,000	-	-	-	5,000	5,000	634
10 March 2008	$23.55	12,500	-	-	-	12,500	12,500	2,312
12 March 2008	$23.82	5,000	-	-	-	5,000	5,000	878
13 March 2008	$21.23	5,000	-	-	-	5,000	5,000	1,326

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the half year			Balance as at 30 September 2003	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
14 March 2008	$25.82	32,500	-	-	-	32,500	32,500	3,457
17 March 2008	$20.57	12,500	-	-	-	12,500	12,500	3,601
24 March 2008	$25.23	12,500	-	-	-	12,500	12,500	1,585
1 April 2008	$25.15	-	32,500	-	-	32,500	32,500	4,210
2 April 2008	$25.68	-	12,500	-	-	12,500	12,432	1,382
22 April 2008	$24.20	-	32,500	-	-	32,500	28,770	4,673
23 April 2008	$25.94	-	5,000	-	-	5,000	4,399	450
24 April 2008	$24.20	-	12,500	-	-	12,500	10,929	1,775
28 April 2008	$24.27	-	12,500	-	-	12,500	10,656	1,705
6 May 2008	$24.67	-	12,500	-	-	12,500	10,109	1,478
7 May 2008	$24.85	-	5,000	-	-	5,000	4,016	562
8 May 2008	$24.40	-	5,000	-	-	5,000	3,989	620
8 May 2008	$24.71	-	5,000	-	-	5,000	3,989	578
12 May 2008	$27.74	-	5,000	-	-	5,000	3,880	155
13 May 2008	$25.92	-	12,500	-	-	12,500	9,631	991
22 May 2008	$24.58	-	32,500	-	-	32,500	23,443	3,499
23 May 2008	$24.22	-	5,000	-	-	5,000	3,579	579
26 May 2008	$24.25	-	5,000	-	-	5,000	3,497	562
28 May 2008	$21.12	-	5,000	-	-	5,000	3,443	926
25 June 2008	$33.43	-	5,000	-	-	5,000	2,678	-
14 July 2008	$24.98	-	5,000	-	-	5,000	2,158	292
16 July 2008	$24.98	-	5,000	-	-	5,000	2,104	285
17 July 2008	$24.93	-	12,500	-	-	12,500	5,191	712
27 July 2008	$24.49	-	5,000	-	-	5,000	1,803	275
28 July 2008	$25.00	-	5,000	-	-	5,000	1,776	239
31 July 2008	$26.05	-	5,000	-	-	5,000	1,694	167
1 August 2008	$26.51	-	12,500	-	-	12,500	4,167	344
4 August 2008	$26.21	-	5,000	-	-	5,000	1,585	147
19 August 2008	$24.42	-	12,500	-	-	12,500	2,937	455
20 August 2008	$28.99	-	5,000	-	-	5,000	1,148	-
21 August 2008	$29.06	-	12,500	-	-	12,500	2,801	-
22 August 2008	$28.02	-	5,000	-	-	5,000	1,093	33
23 August 2008	$28.93	-	5,000	-	-	5,000	1,066	-
26 August 2008	$29.00	-	5,000	-	-	5,000	984	-
2 September 2008	$28.41	-	12,500	-	-	12,500	1,981	33
28 August 2008	$28.74	-	6,609,009	-	(15,704)	6,593,305	1,226,268	6,491
16 September 2008	$29.46	-	5,000	-	-	5,000	410	-
15 September 2008	$29.46	-	5,000	-	-	5,000	437	-
17 September 2008	$24.17	-	5,000	-	-	5,000	383	63
26 September 2008	$28.74	-	12,500	-	-	12,500	342	2
24 September 2008	$28.74	-	814,053	-	-	814,053	31,139	165
22 September 2008	$24.54	-	12,500	-	-	12,500	615	93
29 September 2008	$29.04	-	5,000	-	-	5,000	55	-
30 September 2008	$29.96	-	5,000	-	-	5,000	27	-
Total		24,873,005	7,790,562	(4,659,498)	(395,153)	27,608,916	24,486,587	2,872,425

3.5 DETAILED BALANCE SHEET INFORMATION

	Note	As at			Movement on	
		Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
		$m	$m	$m	%	%
Assets						
Cash and liquid assets		691	311	360	*large*	*92*
Securities purchased under resale agreements		6,747	5,155	2,895	*31*	*large*
Trading assets	1	5,150	4,780	5,513	*8*	*(7)*
Other securities	2	2,583	2,181	2,288	*18*	*13*
Loan assets	3	10,914	9,839	11,031	*11*	*(1)*
Other financial market assets		5,434	5,309	5,550	*2*	*(2)*
Other financial assets		2,108	1,828	1,795	*15*	*17*
Life insurance investment assets		2,693	2,516	2,473	*7*	*9*
Equity investments		114	130	115	*(12)*	*(1)*
Investments in associates and incorporated joint ventures		134	142	109	*(6)*	*23*
Fixed assets		117	125	133	*(6)*	*(12)*
Tax assets		117	146	213	*(20)*	*(45)*
Total assets		36,802	32,462	32,475	*13*	*13*
Liabilities						
Due to other financial institutions		700	517	627	*35*	*12*
Securities sold under repurchase agreements		3,941	2,221	2,409	*77*	*64*
Securities borrowed		3,275	2,381	1,092	*38*	*large*
Deposits		3,876	3,966	4,466	*(2)*	*(13)*
Notes payable	5	11,120	10,069	11,412	*10*	*(3)*
Other financial market liabilities		4,830	4,718	4,711	*2*	*3*
Tax liabilities		38	18	42	*large*	*(10)*
Other liabilities		2,292	2,665	2,017	*(14)*	*14*
Life insurance policy liabilities		2,483	2,456	2,429	*1*	*2*
Provisions for dividends and distributions		5	213	89	*(98)*	*(94)*
Deferred tax liabilities		28	30	119	*(7)*	*(76)*
Other provisions		68	67	68	*1*	-
Total liabilities excluding loan capital		32,656	29,321	29,481	*11*	*11*
Loan capital						
Subordinated debt	sec 3.7	805	406	242	*98*	*large*
Converting Preference Shares		-	150	150	*(100)*	*(100)*
Total liabilities		33,461	29,877	29,873	*12*	*12*
Net assets		3,341	2,585	2,602	*29*	*28*
Equity						
Contributed equity						
Ordinary share capital	6	1,465	1,137	1,096	*29*	*34*
Macquarie Income Securities		391	391	391	-	-
Retained earnings	7	901	659	717	*37*	*26*
Total equity attributable to equity holders of Macquarie Bank Limited		2,757	2,187	2,204	*26*	*25*
Outside equity interests in controlled entities	8	584	398	398	*47*	*47*
Total equity		3,341	2,585	2,602	*29*	*28*
Impaired assets	4					
Average balance sheet	9					

	As at			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
1. Trading Assets					
Trading Securities					
Listed equity securities	2,549	1,535	1,760	*66*	*45*
Certificates of deposit	775	1,071	678	*(28)*	*14*
Debt securities	1,084	1,061	1,266	*2*	*(14)*
Other government securities	443	485	579	*(9)*	*(23)*
Commonwealth government bonds	34	355	667	*(90)*	*(95)*
Bank bills	191	213	316	*(10)*	*(40)*
Foreign OECD government securities	37	8	24	*large*	*54*
Other non-OECD government securities	12	-	-	*N/a*	*N/a*
Treasury notes	-	-	150	-	*(100)*
Total trading securities	5,125	4,728	5,440	*8*	*(6)*
Other trading assets					
Bullion – allocated	25	52	73	*(52)*	*(66)*
Total other trading assets	25	52	73	*(52)*	*(66)*
Total trading assets	**5,150**	**4,780**	**5,513**	***8***	***(7)***
2. Other Securities					
Listed					
Shares and units in unit trusts at cost	261	75	9	*large*	*large*
Less provision for diminution	(27)	(42)	(9)	*(36)*	*large*
Shares and units in unit trusts at recoverable amount	234	33	-	*large*	*N/a*
Shares and units in unit trusts at cost	122	131	150	*(7)*	*(19)*
Total listed other securities	356	164	150	*large*	*large*
Unlisted					
Shares and units in unit trusts at cost	59	4	4	*large*	*large*
Less provision for diminution	(3)	(1)	-	*large*	*N/a*
Shares and units in unit trusts at recoverable amount	56	3	4	*large*	*large*
Shares and units in unit trusts at cost	142	172	237	*(17)*	*(40)*
Debt investment securities	2,029	1,842	1,897	*10*	*7*
Total unlisted other securities	2,227	2,017	2,138	*10*	*4*
Total other securities	**2,583**	**2,181**	**2,288**	***18***	***13***

The market value of certain listed units held at 30 September 2003 was $598 million (2002: $266 million), as compared to a book value of $288 million (2002: $222 million).

Refer to the table of Notable Unrealised Gains on Listed Investments in section 2.6 for further details on most of these investments.

	As at			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
3. Loan Assets					
Due from other financial institutions					
Loans and advances	2,581	1,769	2,074	*46*	*24*
Lease receivables	7	10	12	*(30)*	*(42)*
Total due from other financial institutions	2,588	1,779	2,086	*45*	*24*
Due from governments*					
Lease receivables	599	602	574	-	*4*
Loans and advances	66	76	95	*(13)*	*(31)*
Total due from governments	665	678	669	*(2)*	*(1)*
Due from other entities					
Other loans and advances	6,928	6,759	7,749	*3*	*(11)*
Less specific provisions	(29)	(14)	(23)	*large*	*26*
	6,899	6,745	7,726	*2*	*(11)*
Lease receivables	828	692	614	*20*	*35*
Total due from other entities	7,727	7,437	8,340	*4*	*(7)*
Total gross loan assets	10,980	9,894	11,095	*11*	*(1)*
Less general provision for credit losses	(66)	(55)	(64)	*20*	*3*
Total loan assets	10,914	9,839	11,031	*11*	*(1)*

**Governments include Federal, State and Local governments and related enterprises in Australia.*

Gross loan assets by division/category

	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
Corporate Finance	42	60	105	*(30)*	*(60)*
Financial Products	359	255	255	*41*	*41*
IBG Principal	21	-	-	*N/a*	*N/a*
Macquarie Capital	2,726	2,878	2,699	*(5)*	*1*
Total Investment Banking	3,148	3,193	3,059	*(1)*	*3*
Overnight Cash	1,659	1,173	1,414	*41*	*17*
Metals & Mining	376	649	712	*(42)*	*(47)*
Foreign Exchange	125	146	159	*(14)*	*(21)*
Debt Markets	831	580	667	*43*	*25*
Total Treasury & Commodities	2,991	2,548	2,952	*17*	*1*
Macquarie Securitisation & Mortgages	799	510	1,262	*57*	*(37)*
Banking	1,133	1,088	1,114	*4*	*2*
Margin Lending	1,591	1,370	1,330	*16*	*20*
Property	1,098	1,090	1,312	*1*	*(16)*
Total Banking & Property	4,621	4,058	5,018	*14*	*(8)*
Equity Markets	220	95	66	*large*	*large*
Total	10,980	9,894	11,095	*11*	*(1)*

	As at/half year to			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
Specific provisions for loan assets					
Balance at the beginning of the period	14	23	22	*(39)*	*(36)*
Provided during the period	16	3	6	*large*	*large*
Transfer from other provisions and other items	4	-	-	*N/a*	*N/a*
Loan assets written off, previously provided for	(2)	(5)	(2)	*(60)*	-
Recovery of loans previously provided for	(3)	(7)	(3)	*(57)*	-
Total specific provisions	29	14	23	*large*	*26*
Specific provision as a percentage of loan assets	0.26%	0.14%	0.21%		

The specific provisions relate to doubtful loan assets that have been identified and provided for.

	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
General provision for credit losses					
Balance at the beginning of the period	55	64	59	*(14)*	*(7)*
Provided/(written back) during the period	11	(9)	5	*large*	*large*
Total general provision for credit losses	66	55	64	*20*	*3*
General provision as a percentage of risk weighted exposures	0.55%	0.55%	0.55%		

The general provision for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures.

4. Impaired Assets

Impaired assets includes loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
Non-accrual loans without specific provisions for impairment	-	-	8	-	*(100)*
Impaired derivative financial instruments without specific provisions for impairment	-	-	15	-	*(100)*
Non-accrual loans with specific provisions for impairment	41	30	60	*37*	*(32)*
Less specific provisions	(29)	(14)	(23)	*large*	*26*
Total non-accrual loans with specific provisions for impairment	12	16	37	*(25)*	*(68)*
Impaired derivative financial instruments with specific provisions for impairment	1	1	1	-	-
Less specific provisions	(1)	(1)	(1)	-	-
Total impaired derivative financial instruments with specific provisions for impairment	-	-	-	-	-
Total net impaired assets	12	16	60	*(25)*	*(80)*
Revenue foregone on impaired assets					
Interest	1	1	2	-	*(50)*
Total revenue foregone on impaired assets	1	1	2	-	*(50)*

Revenue recognised in respect of impaired assets was less than $1 million for the half years ended 30 September 2003, 31 March 2003 and 30 September 2002.

	As at			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
5. Notes Payable					
Euro floating rate notes	2,347	3,743	3,516	*(37)*	*(33)*
Euro commercial paper	3,755	2,760	3,846	*36*	*(2)*
Negotiable certificates of deposit	2,518	2,191	2,840	*15*	*(11)*
US commercial paper	1,212	373	422	*large*	*large*
Domestic issued paper	275	257	489	*7*	*(44)*
Other notes	1,013	745	299	*36*	*large*
Total notes payable	11,120	10,069	11,412	*10*	*(3)*
Reconciliation of notes payable by major currency					
United States dollars	4,285	3,914	4,058	*9*	*6*
Australian dollars	3,271	2,671	3,325	*22*	*(2)*
Great British pounds	1,346	1,181	1,472	*14*	*(9)*
Hong Kong dollars	1,010	1,310	812	*(23)*	*24*
Euros	690	205	1,231	*large*	*(44)*
Japanese yen	470	788	502	*(40)*	*(6)*
Other currencies	48	-	12	*n/a*	*large*
Total notes payable by currency	11,120	10,069	11,412	*10*	*(3)*

The Bank's primary tool for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Program. Securities can be issued for terms varying from one day to 30 years.

The following graphs demonstrate the diversity of the Bank's funding sources as at 30 September 2003:

Notes payable by type of security


Other notes
Euro floating rate notes
Domestic issued paper
US commercial paper
Negotiable certificates of deposit
Euro commercial paper

Notes payable by currency


JPY
Other
EUR
HKD
USD
GBP
AUD

	As at/half year to		
	Sep 03 $m	Mar 03 $m	Sep 02 $m
6. Contributed Ordinary Equity			
Opening balance of fully paid ordinary shares	1,137	1,096	1,012
Issue of 49,666 shares on 17 January 2003 pursuant to the Employee Share Plan at $26.22 per share*	-	1	-
Issue of 1,679,485 shares on 2 July 2002 pursuant to the Dividend Reinvestment Plan ("DRP") at $29.60 per share	-	-	50
Issue of 1,233,101 shares on 20 December 2002 pursuant to the DRP at $22.86 per share	-	28	-
Issue of 3,908,671 shares on 2 July 2003 pursuant to the DRP at $27.02 per share	106	-	-
Issue of shares on exercise of options	84	12	34
Issue of 4,857,315 shares on 25 September 2003 at $30.88 per share following conversion of Converting Preference Shares**	150	-	-
Balance of 217,923,628 fully paid ordinary shares before the on-market buy-back and cancellation of shares	1,477	1,137	1,096
On-market buy-back and cancellation of 356,143 shares**	(12)	-	-
Closing balance of 217,567,485 fully paid ordinary shares	1,465	1,137	1,096

* The value of these shares was expensed.

** The movements are explained in the Capital commentary within section 1 - Financial Highlights. No external transaction costs have been incurred to date in respect of the buyback.

A reconciliation of the movement in the number of shares is contained on page 31.

Since 30 September 2003 an additional 1,453,368 shares have been bought back, leaving 216,114,117 eligible for the interim dividend, assuming no further buybacks prior to the ex-dividend date.

	Sep 03 $m	Mar 03 $m	Sep 02 $m
7. Retained earnings			
Balance at the beginning of the period	659	717	617
Change in accounting policy for provision for dividends at 1 April 2003	208	-	-
Profit after income tax attributable to MBL ordinary equity holders	242	150	183
Dividends paid on ordinary share capital	(208)	-	-
Dividends provided on ordinary share capital	-	(208)	(83)
Total retained earnings	901	659	717

	Sep 03 $m	Mar 03 $m	Sep 02 $m
8. Outside equity interests in controlled entities			
Ordinary share capital	12	7	6
Partnership capital	393	393	393
Units in unit trusts	181	-	-
Accumulated losses	(2)	(2)	(1)
Total outside equity interests in controlled entities	584	398	398

	Half year to Sep 03			Half year to Mar 03			Half year to Sep 02		
	Av. balance $m	Inc./ (exp.) $m	Av. rate %	Av. balance $m	Inc./ (exp.) $m	Av. rate %	Av. balance $m	Inc./ (exp.) $m	Av. rate %
9. Average balance sheet									
ASSETS									
Interest bearing assets									
Cash and liquid assets	53	1	4.5	83	2	4.1	61	1	3.2
Securities purchased under resale agreement	4,057	92	4.5	3,568	77	4.3	3,020	66	4.4
Trading assets	2,950	75	5.1	3,048	80	5.3	3,661	95	5.2
Other securities	2,092	35	3.3	1,895	30	3.2	1,658	26	3.1
Loan assets	9,674	318	6.6	10,294	325	6.3	9,780	312	6.4
Other financial assets	24	1	4.8	24	1	4.8	15	-	4.3
Total interest bearing assets	18,850	522		18,912	515		18,195	500	
Total non-interest bearing assets	15,379			14,359			13,766		
Total assets	34,229			33,271			31,961		
LIABILITIES									
Interest bearing liabilities									
Due to other financial institutions	932	(12)	2.6	973	(10)	2.1	1,250	(19)	3.1
Securities sold under repurchase agreements	2,598	(62)	4.7	1,866	(38)	4.1	1,543	(34)	4.4
Securities borrowed	872	(23)	5.2	616	(16)	5.3	1,168	(33)	5.6
Deposits	3,818	(74)	3.9	4,141	(79)	3.8	4,705	(91)	3.9
Notes payable	9,960	(183)	3.7	11,434	(215)	3.8	9,884	(192)	3.9
Other liabilities	668	(12)	3.7	487	(9)	3.8	503	(10)	3.9
Loan capital									
Subordinated debt	594	(12)	4.1	242	(6)	5.2	240	(7)	5.5
Converting Preference Shares	145	(5)	7.4	150	(6)	7.4	150	(5)	7.4
Total interest bearing liabilities	19,587	(383)		19,909	(379)		19,443	(391)	
Total non-interest bearing liabilities	11,765			10,739			10,007		
Total liabilities	31,352			30,648			29,450		
Net assets	2,877			2,623			2,511		
EQUITY									
Contributed equity									
Ordinary share capital	1,251			1,122			1,055		
Macquarie Income Securities	391			391			391		
Retained earnings	833			713			667		
Total equity attributable to equity holders of the Bank	2,475			2,226			2,113		
Outside equity interests in controlled entities	402			397			398		
Total equity	2,877			2,623			2,511		

Average interest income and expense in relation to assets and liabilities set off in the Balance Sheet in accordance with Accounting Standards is not included in the above analysis.

3.6 CONTINGENT LIABILITIES

	As at			Movement on	
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$ m	$ m	$ m	%	%
Contingent liabilities exist in respect of:					
Guarantees (a) (b)	132	113	506	*17*	*(74)*
Credit derivatives – purchased (c)	1,070	1,163	1,187	*(8)*	*(10)*
Underwriting facilities	602	614	263	*(2)*	*large*
Indemnities	219	244	233	*(10)*	*(6)*
Undrawn credit facilities	2,326	2,017	2,082	*15*	*12*
Undrawn credit facilities – revocable at any time	1,588	1,282	1,181	*24*	*34*
Other contingent liabilities (d)	39	33	119	*18*	*(67)*
Total contingent liabilities	5,976	5,466	5,571	*9*	*7*

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary appropriate provisions have been made. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, is likely to have a material effect on its operations or financial position. Information regarding the ATO audit of the Bank and other matters is included in section 3.3 – Income Tax Expense.

a) All external guarantees, other than those noted for Macquarie Investment Management Limited ("MIML") in (b) below, and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $13 million (2002: $17 million).

b) MIML covenants that while it acts as the Responsible Entity of the Macquarie Cash Management Trust, unit holders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unit holder has continuously held units from 28 April 1985, not less than the sum of $1.00: $44 million (2002: $51 million). At 31 March 2003 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating to $8.9 billion (2002: $8.4 billion) and assets aggregating to $9.0 billion (2002: $8.4 billion).

c) The Bank purchases credit derivatives to mitigate credit risks arising from client exposures.

d) Other contingent liabilities includes letters of credit, written put options, performance-related contingents and forward purchases.

3.7 CAPITAL ADEQUACY

	Note	As at			Movement on	
		Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
		$ m	$ m	$ m	%	%
CAPITAL BASE						
Tier 1 Capital						
Ordinary share capital		1,465	1,137	1,096	*29*	*34*
Retained earnings	1	845	730	757	*16*	*12*
Converting preference shares		-	150	150	*(100)*	*(100)*
Macquarie Income Securities	2	391	317	313	*23*	*25*
Outside equity interest	3	1	2	1	*(50)*	-
Total Tier 1 Capital before Tier 1 Capital Deductions		2,702	2,336	2,317	*16*	*17*
Tier 1 capital deductions:						
Retained earnings in deconsolidated subsidiaries	4	(98)	(68)	(74)	*44*	*32*
Equity investments in entities not in the field of finance	5	(305)	(231)	(258)	*32*	*18*
Intangibles		(6)	(17)	(18)	*(65)*	*(67)*
Net future income tax benefit	6	(66)	(118)	(96)	*(44)*	*(31)*
Total Tier 1 Capital		2,227	1,902	1,871	*17*	*19*
Tier 2 Capital						
Macquarie Income Securities	2	-	74	78	*(100)*	*(100)*
General provision for credit losses	7	46	38	45	*21*	*2*
Term subordinated debt	8	731	337	167	*large*	*large*
Total Tier 2 Capital		777	449	290	*73*	*large*
Total Capital Deductions	9	(314)	(204)	(258)	*54*	*22*
Total Capital		2,690	2,147	1,903	*25*	*41*
RISK-WEIGHTED ASSETS		12,043	10,030	12,074	*20*	-
TIER 1 CAPITAL RATIO		18.5%	19.0%	15.5%		
TOTAL CAPITAL RATIO		22.3%	21.4%	15.8%		

An analysis of the growth in **Tier 1 Capital** and **Total Capital** for the half year ended 30 September 2003 is included on the following page.

A high level analysis of the growth in **Risk-Weighted Assets** for the half year ended 30 September 2003 is included in the Balance Sheet commentary in section 1 above.

ANALYSIS OF CAPITAL GROWTH – HALF YEAR ENDED 30 SEPTEMBER 2003

	Note/ Ref	Tier 1 Capital $ m	Total Capital $ m
Balance as at 31 March 2003		1,902	2,147
MOVEMENTS IN ORDINARY EQUITY			
Profit after income tax attributable to MBL ordinary equity holders		242	242
Interim dividend (net of estimated DRP participation)	*1*	(56)	(56)
DRP relating to 2003 final dividend (net of estimated participation)	*1*	35	35
Shares created through the exercise of options	*sec 3.5*	84	84
Shares bought back	*sec 3.5*	(12)	(12)
MOVEMENTS IN OTHER SOURCES OF CAPITAL			
Additional MIS eligible for inclusion as Tier 1 Capital	*2*	74	-
Decrease in outside equity interest	*3*	(1)	(1)
Increase in subordinated debt	*8*	-	394
Increase in general provision for credit losses (net of applicable tax)	*7*	-	8
MOVEMENTS IN DEDUCTIONS			
Increase in retained earnings in deconsolidated subsidiaries	*4*	(30)	(30)
Increase in equity investments not in the field of finance	*5*	(74)	(74)
Decrease in net future income tax benefit	*6*	52	52
Decrease in intangibles		11	11
Increase in total capital deductions	*9*	-	(110)
Balance as at 30 September 2003		2,227	2,690

The conversion of the Converting Preference Shares did not impact the capital base directly as the CPS were included as Tier 1 Capital prior to their conversion, however it accelerated the rate at which the remainder of the Macquarie Income Securities could be transferred from Tier 2 Capital into Tier 1 Capital (explained in note 2 below). This impact on Tier 1 Capital will be more than offset by the buyback of the ordinary shares resulting from the conversion.

EXPLANATORY NOTES CO NCERNING COMPOSITION OF CAPITAL BASE

1. Retained earnings included above in Tier 1 Capital can be reconciled to the Balance Sheet as follows:

	As at			Movement on	
	Sep 03 $ m	Mar 03 $ m	Sep 02 $ m	Mar 03 %	Sep 02 %
Retained earnings per Balance Sheet	901	659	717	*37*	*26*
Interim dividend not provided in Balance Sheet	(112)	-	-	*N/a*	*N/a*
Estimated DRP participation	56	71	40	*(21)*	*40*
Retained earnings included in Tier 1 Capital	845	730	757	*16*	*12*

In relation to the $208 million ordinary dividends payable in July 2003 ($106 million final dividend and $102 million special dividend), $106 million was reinvested through the Dividend Reinvestment Plan. The $35 million excess over the $71 million reinvestment estimated at 31 March 2003 has been treated as an increase in capital in the half year ended 30 September 2003.

2. The Macquarie Income Securities balance is allocated between Tier 1 Capital and Tier 2 Capital based on APRA Prudential Standard APS 111, which restricts the proportion of eligible hybrids that can be included in Tier 1 Capital to 25% of the Bank's ordinary equity and outside equity interests, with any excess over this limit treated as Upper Tier 2 Capital.

In the half year ended 30 September 2003, the remaining balance of Macquarie Income Securities was transferred from Tier 2 Capital to Tier 1 Capital as:

- the growth in ordinary equity allowed for a higher amount of hybrids to be eligible for inclusion as Tier 1 Capital; and
- the conversion of the Converting Preference Shares to ordinary shares had freed up more of this limit.

3. The outside equity interest included in Eligible Tier 1 Capital may differ from the outside equity interest in the Equity category of the Balance Sheet, for example due to the exclusion of amounts relating to entities that are required to be deconsolidated (refer to note 4 below).

4. Certain subsidiaries of the Bank are required to be deconsolidated for Capital Adequacy purposes, for example those conducting insurance, funds management or non-financial (commercial) operations. As noted above, this requires that the outside equity interest relating to such subsidiaries must be removed from the outside equity interest included in Tier 1 Capital. Also, any portion of the consolidated retained earnings included in Tier 1 Capital that relates to these entities must be deducted from Tier 1 Capital. The increase in this amount during the half year ended 30 September 2003 is primarily due to base management and performance fees earned by funds management subsidiaries that have not yet been repatriated to the parent entity.

5. APRA Prudential Standard APS 111 requires that equity investments in non-subsidiaries that are not operating in the field of finance are deducted from Tier 1 Capital, unless certain criteria are met. These criteria allow the Bank to hold a portfolio of equity investments without incurring a Tier 1 Capital deduction where each individual investment does not exceed 0.25% of Tier 1 Capital and the total portfolio does not exceed 5% of Tier 1 Capital. Equity investments that do not meet these criteria must be deducted from Tier 1 Capital, although this does not apply where the equity investment is held by a subsidiary which is itself deconsolidated for capital adequacy purposes, e.g. where a funds management company holds a stake in the trust which it manages (although the Bank's investment in such deconsolidated subsidiaries is deducted from Total Capital (refer note 9 below) and the retained earnings of such subsidiaries is deducted from Tier 1 Capital (refer note 4 above)).

Equity investments that attract a Tier 1 Capital deduction as at 30 September 2003 include holdings in MAp, MAG, MCG, KRIF and certain investments in the trusts managed by the Direct Investment Division. The increase in this deduction is due to additional stakes in entities not in the field of finance as well as the writing back of existing investments which have previously been written down, partially offset by the disposal of East African Gold Mines.

6. APRA also requires that the Future Income Tax Benefit (FITB) is deducted from Tier 1 Capital, net of any Deferred Tax Liability. This net FITB may differ to the FITB in the Consolidated Balance Sheet for several reasons, for example the FITB relating to deconsolidated subsidiaries, FITB relating to the general provision for credit losses and different netting rules relating to accounting standards.

7. The Bank's general provision for credit losses qualifies as Upper Tier 2 Capital. The amount eligible for inclusion is calculated net of the related future income tax benefit. A reconciliation of the movement in the general provision for credit losses is set out on page 42.

8. The Bank's subordinated debt qualifies as Lower Tier 2 Capital, however APRA requires that the amount eligible for inclusion as Capital amortises by 20% per annum once the security is four years from maturity. The movement in subordinated debt over the period is summarised below.

	Balance at 31 Mar 03 $m	Issued $m	Matured $m	Redeemed $m	FX translation $m	Amortisation $m	Balance at 30 Sep 03 $m
Balance Sheet Amount	406	479	(10)	(60)	(10)	-	805
Amortisation	(69)	-	8	-	9	(22)	(74)
Tier 2 Capital Amount	337	479	(2)	(60)	(1)	(22)	731

9. Total Capital deductions include investments in non-consolidated subsidiaries (refer note 4 above), guarantees in relation to non-consolidated subsidiaries, first-loss guarantees, and, from time-to-time, capital instruments held in other ADIs.

3.8 FUNDS UNDER MANAGEMENT INFORMATION

	Owner-ship of mgt co'y	ASX listing date	ASX Code	MBL Group holding 30 Sep 2003	Funds under management As at Sep 03 $ m	Mar 03 $ m	Sep 02 $ m	Movement on Mar 03 %	Sep 02 %
ANALYSIS OF FUNDS UNDER MANAGEMENT									
Specialist Funds									
Infrastructure									
Hills Motorway	100%	Dec 94	HLY	-	959	966	868	*(1)*	*10*
Horizon	100%	Jan 00	HRZ	3%	38	86	153	*(56)*	*(75)*
Macquarie Airports	100%	Apr 02	MAP	4%	1,648	1,700	1,689	*(3)*	*(2)*
Macquarie Communications Infrastructure Group	100%	Aug 02	MCG	35%	1,005	1,007	297	-	*large*
Macquarie Infrastructure Group	100%	Dec 96	MIG	2%	10,365	9,507	8,206	*9*	*26*
Southern Cross FLIERS	100%	Aug 02	SCF	-	610	611	614	-	*(1)*
Total Listed Infrastructure					14,625	13,877	11,827	*5*	*24*
Global Infrastructure Funds (A-D)	100%	Unlisted			270	282	267	*(4)*	*1*
Korean Road Infrastructure Fund	50%	Unlisted		16%	41	24	-	*71*	*N/a*
Macquarie Airports Group	100%	Unlisted		9%	860	956	701	*(10)*	*23*
Macquarie Essential Assets Partnership	100%	Unlisted		20%	28	-	-	*n/a*	*n/a*
Other Unlisted Infrastructure Funds					237	244	251	*(3)*	*(6)*
Total Unlisted Infrastructure					1,436	1,506	1,219	*(5)*	*18*
Total Infrastructure					**16,061**	**15,383**	**13,046**	*4*	*23*
Property									
Macquarie Countrywide	100%	Nov 95	MCW	5%	1,295	1,032	903	*25*	*43*
Macquarie Goodman	40%	Jan 94	MGI		1,372	840	678	*63*	*large*
Macquarie Leisure	100%	Jul 98	MLE	6%	175	157	149	*11*	*17*
Macquarie Office Trust	100%	Nov 93	MOF	5%	1,605	1,606	1,599	-	-
Macquarie ProLogis	50%	Jun 02	MPR		687	498	276	*38*	*large*
Total Listed Property					5,134	4,133	3,605	*24*	*42*
Total Unlisted Property					1,203	1,252	1,255	*(4)*	*(4)*
Total Property*					**6,337**	**5,385**	**4,860**	*18*	*30*
Development Capital									
Macquarie Investment Trusts	100%			4.9% MIT II & MHT II 9.7% MIT IIIA 9.6% MIT IIIB 17.2% MIT IVA & MIT IVB	277	271	217	*2*	*28*
Other					22	26	28	*(15)*	*(21)*
Total Development Capital					299	297	245	*1*	*22*
Other					486	441	399	*10*	*22*
Total Specialist					23,183	21,506	18,550	*8*	*25*
Funds Management and Financial Services									
Macquarie Funds Management	100%				29,883	28,629	26,398	*4*	*13*
AmInvestment Services BHD/ AMInvestment Management Sdn BHD	30%				549	592	619	*(7)*	*(11)*
Macquarie-IMM Investment Mgt Co. Ltd	65%				2,013	1,519	1,305	*33*	*54*
United SITE	40%				662	-	-	*N/a*	*N/a*
Other					426	90	48	*large*	*large*
Total Funds Management and Financial Services					33,533	30,830	28,370	*9*	*18*
Total Funds Under Management					56,716	52,336	46,920	*8*	*21*

The total funds under management of these Property funds amounts to $9.2 billion at 30 September 2003 if the portion of the fund manager held by external parties is included ($7.2 billion at 31 March 2003 and $6.2 billion at 30 September 2002).

	ASX Code	Half year to Sep 03 $m	Mar 03 $m	Sep 02 $m	Movement on Mar 03 %	Sep 02 %
BASE FEE INCOME FROM FUNDS						
Infrastructure						
Hills Motorway	HLY	0.2	0.2	0.2	-	-
Horizon	HRZ	-	0.1	0.1	*(100)*	*(100)*
Macquarie Airports	MAP	7.2	0.9	4.0	*large*	*80*
Macquarie Communications Infrastructure Group	MCG	3.6	2.7	0.5	*33*	*large*
Macquarie Infrastructure Group	MIG	38.8	32.5	30.7	*19*	*26*
Southern Cross FLIERS	SCF	0.2	0.2	0.2	-	-
Property						
Macquarie Countrywide	MCW	2.1	2.0	1.7	*5*	*24*
Macquarie Leisure	MLE	0.4	0.4	0.3	-	*33*
Macquarie Office Trust	MOF	3.5	3.5	3.2	-	*9*
Unlisted Funds		101.2	94.9	95.9	*7*	*6*
Sub-total		157.2	137.4	136.8	*14*	*15*
Macquarie Goodman*	MGI	2.1	1.9	1.6	*11*	*31*
Macquarie ProLogis*	MPR	1.2	0.9	-	*33*	*N/a*
Unlisted Funds*		3.9	3.2	2.3	*22*	*70*
Total		164.4	143.4	140.7	*15*	*17*
PERFORMANCE FEE INCOME FROM FUNDS						
Infrastructure						
Macquarie Communications Infrastructure Group	MCG	22.2	6.7	-	*large*	*N/a*
Macquarie Infrastructure Group	MIG	141.0	-	75.3	*N/a*	*87*
Property						
Macquarie Countrywide	MCW	3.0	-	1.7	*N/a*	*76*
Macquarie Office Trust	MOF	-	-	10.1	-	*(100)*
Unlisted Funds		4.6	12.3	9.7	*(63)*	*(53)*
Sub-total		170.8	19.0	96.8	*large*	*76*
Macquarie ProLogis*	MPR	2.4	3.3	-	*(27)*	*N/a*
Unlisted Funds*		0.3	3.7	-	*(92)*	*N/a*
Total		173.5	26.0	96.8	*large*	*79*

* Macquarie Goodman, Macquarie ProLogis and some unlisted funds are equity accounted. The equity accounted portion of the base and performance fee income in relation to these funds is included in this analysis, although for statutory reporting purposes it is included in Other Income rather than Fee and Commission Income.

Details on Performance Fees for the Period – Listed Funds

Fund	Performance fee	Period covered	Performance against benchmark	Cash or scrip
MIG	$65.68 million, being 1st instalment of 2003 fee[1]	1 July 2002 to 30 June 2003	Outperformed the S&P/ASX 300 Industrials Accumulation Index by 23%	Scrip[2]
	$6.1 million, being 2nd instalment of 2002 fee	1 July 2001 to 30 June 2003	Outperformed the S&P/ASX 300 Industrials Accumulation Index by 28%	Scrip[2]
	$69.2 million being 3rd instalment of 2001 fee	1 July 2000 to 30 June 2003	Outperformed the S&P/ASX 300 Industrials Accumulation Index by 209%	Cash
MCG	$22.16 million	1 January 2003 to 30 June 2003	Outperformed the S&P/ASX 200 Industrials Accumulation Index by 33%	Scrip[2]
MCW	$3.0 million	1 July 2002 to 30 June 2003	Outperformed the Retail Property Trust Accumulation Index by 2.66%	Scrip
MPR	$4.84 million	1 January 2003 to 30 June 2003	Outperformed the S&P/ASX Property 200 Accumulation Index by 8.55%	Scrip
	$7.02 million	26 June 2002 to 31 December 2002	Outperformed the S&P/ASX Property 200 Accumulation Index by 13.96%	Scrip

[1] Regarding the performance fee for the year from 1 July 2002 to 30 June 2003, further instalments of $65.68 million each will become due on 1 July 2004 and 1 July 2005 providing MIG outperforms the S&P/ASX 300 Industrials Accumulation Index over the relevant period.

[2] Macquarie Bank advises that it is not a long term holder of securities it receives as payment of performance fees in MIG and MCG and will dispose of them in an orderly manner.

4. SINCE BALANCE DATE

Acquisition of South East Water plc

On 1 October 2003, a controlled entity of the Bank acquired 100% of the issued capital of Saur Water Services plc and Pipeway Limited, the chief entities of South East Water plc and its affiliated businesses (collectively SEW).

SEW is the second largest of the twelve Water Only companies in the UK and supplies 400 million litres of water per day to approximately 1.5 million people in the south east of England. SEW and its affiliated businesses have approximately 630 employees.

SEW was purchased for a cost of $948 million (GBP386 million) excluding transaction costs. The cost included a payment for the equity of SEW of $725 million (GBP295 million) and a repayment of existing debt owing to the vendor of $223 million (GBP91 million). The purchase price was funded by a combination of debt and equity, of which Macquarie contributed $272 million (GBP111 million).

The fair value of the net identifiable assets of the company at the date of acquisition was estimated at $948 million.

The financial effects of this transaction have not been brought to account as at 30 September 2003. The operating results, assets and liabilities of SEW will be consolidated from 1 October 2003.

It is the Bank's intention to sell SEW and Arlanda Express (refer below) into the proposed Macquarie European Infrastructure Fund (MEIF) within six to nine months, or to institutional investors.

Macquarie will consolidate SEW during the holding period, however the impact on Macquarie's Tier 1 capital position is not significant.

Acquisition of Arlanda Express

On 10 October 2003, the Bank signed a Sale and Purchase Agreement to acquire 100% of the shares in A-Train AB and A-Train Invest AB (together A-Train) for a total consideration of SEK400 million ($76 million). A-Train is the operator of Arlanda Express, a 42km high speed dedicated rail link between Stockholm Central Station and Stockholm's main international and domestic airport at Arlanda.

The financial effects of this transaction have not been brought to account as at 30 September 2003. The operating results, assets and liabilities of Arlanda Express will be consolidated from the completion date. The fair value of assets on completion is estimated at $700 million.

Completion of the transaction is conditional upon approval from the Swedish government's holding company A-Banan Projekt AB and A-Train's lender.

While the acquisition of A-Train will increase total capital deductions, the impact on Macquarie's capital position is not significant.

Macquarie DDR Trust

On 10 October 2003 the Banking & Property Group announced jointly with the US-based Developers Diversified Realty (DDR) plans to raise up to $550 million from Australian investors for a new Australian Stock Exchange listed property trust. The Macquarie DDR Trust will acquire an 81% share in a diversified portfolio of 11 community shopping centres in the US valued at $US745 million ($A1.1 billion).

KRIF second investment

The Korean Road Infrastructure Fund made its second investment, a 6.5% ($40 million) stake in the Daegu-Busan toll road linking Korea's 2nd and 3rd largest cities.

Sale of JB Hi-Fi

Macquarie Investment Trust III, managed by Macquarie Direct Investment, realised its holding in JB Hi-Fi in October. JB Hi-Fi was successfully listed on the Australian Stock Exchange on 23 October 2003.

Sale of holding in South Africa Sanlam Joint Venture

The Bank sold its 33% holding in the joint venture with South Africa's Sanlam on 31 October 2003 for proceeds of $19 million, resulting in a profit of $14 million.

5. SUMMARY SINCE LISTING

The Bank's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.	Years Ended 31 March								Half
	1996	1997	1998	1999	2000	2001	2002	2003	2004
Financial performance ($ million)									
Total income from ordinary activities	435	530	665	815	1,186	1,472	1,600	1,890[a]	1,176
Total expenses from ordinary activities	336	392	498	597	885	1,147	1,245	1,430[a]	840
Profit from ordinary activities before income tax	99	138	167	218	301	325	355	460	336
Income tax expense	6	21	26	53	79	53	76	96	78
Profit from ordinary activities	93	117	141	165	222	272	279	364	258
Outside equity interest	-	-	-	-	-	(1)	-	3	3
Macquarie Income Securities distributions	-	-	-	-	12	31	29	28	13
Profit from ordinary activities after income tax attributable to ordinary equity holders	93	117	141	165	210	242	250	333	242
Financial position ($ million)									
Total assets	5,174	6,142	7,929	9,456	23,389	27,848	30,234	32,462[f]	36,802
Total liabilities	4,746	5,642	7,348	8,805	22,154	26,510	27,817	29,877[f]	33,461
Net assets	428	500	581	651	1,235	1,338	2,417	2,585	3,341
Risk weighted assets	4,030	4,686	4,967	4,987	8,511	9,860	10,651	10,030	12,043
Total loan assets	2,688	2,682	3,158	4,002	6,518	7,785	9,209	9,839[f]	10,914
Impaired assets (net of provisions)	57	46	12	44	23	31	49	16	12
Share information									
Cash dividends per share (cents per share)									
Interim	-	18	21	30	34	41	41	41	52
Final	34.7[b]	25	30	38	52	52	52	52	-
Special	-	-	-	-	-	-	-	50	-
Total	34.7[b]	43	51	68	86	93	93	143	52
Basic earnings per share (cents per share)	61.0[b]	74.9	88.1	101.3	124.3	138.9	132.8	164.8	116.2
Share price at end of period ($)	5.78[b]	8.50	14.35	19.10	26.40	27.63	33.26	24.70	34.50
Ordinary share capital (million shares)[c]	138.7	151.4	157.6	161.1	171.2	175.9	198.5	204.5	217.6
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	832[d]	1,287	2,262	3,077	4,520	4,860	6,602	5,051	7,518
Ratios									
Return on average ordinary shareholders' funds	23.1%	25.2%	26.1%	26.8%	28.1%	27.1%	18.7%	18.0%(f)	23.2%
Payout ratio (excluding special dividend)	61.0%	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	56.8%	46.3%
Tier 1 ratio	11.8%	12.9%	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	18.5%
Capital adequacy ratio	15.4%	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	22.3%
Impaired assets as % of loan assets	2.3%	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.1%
Net loan losses as % of loan assets	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.1%
Funds under management ($ billion)									
Listed	0.6	1.1	1.6	3.0	4.2	6.9	11.8	18.0	19.8
Unlisted									
Retail	5.6	7.2	9.0	9.8	9.6	10.6	11.7	12.4	13.3
Wholesale	7.6	8.6	10.8	10.0	12.5	13.4	17.8	21.9	23.6
Total funds under management	13.8	16.9	21.4	22.8	26.3	30.9	41.3	52.3	56.7
Staff numbers[e]	1,732	1,965	2,474	3,119	4,070	4,467	4,726	4,839	5,023

(a) Statutory income and expenses. Not adjusted for Broadcast Australia in the manner used throughout the rest of this report (as explained in section 2.6).

(b) Adjusted for June 1996 bonus issue.

(c) Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.

(d) Based on unadjusted share price of $6.00.

(e) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

(f) Restated as described in section 3.1. Refer to section 3.1 for important observations concerning comparability of information due to changes in accounting treatments or presentation formats.

6. GLOSSARY

ADI	Authorised deposit-taking institution
Assets Under Administration	Assets/funds administered (as opposed to managed) by Macquarie
APRA	Australian Prudential Regulation Authority
BA	Refer Broadcast Australia
B&P	Banking & Property Group
Broadcast Australia	The name given to the Australian operations of ntl Inc, which were acquired on 2 April 2002 and held until their deconsolidation on 12 August 2002 through the IPO of MCG (refer note 3 in section 2.6)
Contingent Liabilities	Defined in paragraph 16.1 of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets".
Converting Preference Shares	The Converting Preference Shares (CPS) were 1.5 million $100 securities, which were converted to ordinary shares on 25 September 2003. While on issue they qualified as Tier 1 Capital and were treated as liabilities in the balance sheet, with related distributions charged to the Profit and Loss Statement as an interest expense.
CPS	Refer Converting Preference Shares.
Dilutive Option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share.
Dividend Reinvestment Plan	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in the company, with no transaction costs.
DRP	Refer Dividend Reinvestment Plan
EAGM	East African Gold Mines
Earnings Per Share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 1027 "Earnings Per Share".
Effective Tax Rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS distributions paid or provided.
EMG	Equity Markets Group
Equities Related Income	Income that is derived from businesses that depend directly on equity markets e.g. stockbroking, equity capital markets and equity derivatives trading.
Expense/Income Ratio	Total expenses expressed as a percentage of total income
FITB	Refer Future Income Tax Benefit
FMG	Funds Management Group
FSG	Financial Services Group
FUM	Refer Funds Under Management.
Funds Under Management	Gross assets of funds that Macquarie actively manages for the purpose of wealth creation, adjusted to: • exclude cross-holdings in funds • reflect the percentage ownership of the fund manager (eg. 50% of Macquarie ProLogis assets and 40% of Macquarie Goodman assets are reported as FUM). The funds under management balances exclude undrawn commitments.
Future Income Tax Benefit	Defined in AASB 1020 "Accounting for Income Tax (Tax-Effect Accounting)".
General Provision for Credit Losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified.
IBG	Investment Banking Group
Impaired Assets	An asset for which the ultimate collectibility of principal and interest is compromised.

International Income	The location of revenue (ie. international or domestic) is determined by reference to where the work is performed (for work performed by offshore offices) or the location of the client/assets (for work performed in Australia for overseas clients/counterparties). The international income % of total income is based on total income excluding earnings on capital.
IPO	Initial Public Offering
KRIF	The Korean Road Infrastructure Fund, an unlisted fund investing predominantly in South Korean toll roads and tunnels.
Lower Tier 2 Capital	Refer Tier 2 Capital
M&A	Mergers and acquisitions
Macquarie Income Securities	The Macquarie Income Securities (MIS) represent 4 million $100 securities which are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the Balance Sheet.
MAG	Macquarie Airports Group, a private equity airport investment fund
MAp	Macquarie Airports, a listed Australian fund focused on investment in airports
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group, a listed Australian-fund with investment in communications infrastructure
MGI	Macquarie Goodman Industrial Trust
MIG	Macquarie Infrastructure Group, a listed Australian fund focused on investment in toll roads
MIS	Refer Macquarie Income Securities
Net fee and commission income	Fee and commission income *less* fee and commission expenses
Net interest income	Interest income *less* interest expense
Net loan losses	The impact on the Profit & Loss statement of loan amounts provided for or written off during the period, net of the recovery of any such amounts which were previously written off or provided for out of the Profit & Loss statements.
Net other income / (expense)	Other income *less* other expenses. This captures income that does not fit into one of the other statutory categories i.e. net interest income, net fee and commission income or trading income
Net Tangible Assets per Ordinary Share	(Total equity *less* Macquarie Income Securities *less* Outside Equity Interest *less* the Future Income Tax Benefit *plus* the Deferred Tax Liability) divided by the number of ordinary shares on issue at the end of the period.
Payout ratio	The interim/final dividend relating to the period expressed as a percentage of the profit after tax attributable to the Bank's ordinary shareholders. The dividend does not necessarily need to be paid or provided as at the balance date. Special dividends are excluded.
Prior corresponding period (pcp)	Six months ending 30 September 2002.
Prior six months	Six months ended 31 March 2003.
Return on equity	The profit after tax attributable to the Bank's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period.
Risk-Weighted Assets	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy, as outlined in AGN 110.4 (referred to in this Guidance Note as "risk-weighted exposures")

Subordinated debt	Debt issued by the Bank for which agreements between the Bank and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank. They are classified as liabilities in the Balance Sheet and may be included in Tier 2 capital as explained in note 8 in section 3.7.
T&C	Treasury & Commodities Group
Tier 1 Capital	A capital measure defined by APRA in paragraphs 4 and 5 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital deductions.
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4.
Tier 1 Capital Ratio	Tier 1 Capital expressed as a percentage of Risk-Weighted Assets.
Tier 2 Capital	A capital measure defined by APRA in paragraphs 6 (Upper Tier 2) and 7 (Lower Tier 2) of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2.
Trading Income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to "trading" in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments.
Total Capital	Tier 1 Capital *plus* Tier 2 Capital *less* Total Capital Deductions
Total Capital Deductions	An amount deducted in determining Total Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4.
Total Capital Ratio	Total Capital expressed as a percentage of Risk-Weighted Assets.
Upper Tier 2 Capital	Refer Tier 2 Capital

7. INDEX


MACQUARIE
BANK

Macquarie Bank Limited

Presentation to Investors and Analysts

Allan Moss, Managing Director and Chief Executive Officer

Greg Ward, Chief Financial Officer

13 November 2003

MACQUARIE BANK

Agenda

1. Highlights	Allan Moss
2. Analysis	Greg Ward
3. Group Comments Outlook	 Allan Moss


MACQUARIE
BANK

Headline result

Record half-year

After tax (attributable to ordinary equity holders) 32% increase on 1H 2003

30 September 2003	31 March 2003	30 September 2002
$242m	$150m	$183m

Pre tax (attributable to ordinary equity holders) 27% increase on 1H 2003

30 September 2003	31 March 2003	30 September 2002
$318m	$178m	$250m


MACQUARIE
BANK

Well up on prior corresponding period

- → Good performance across most Groups
  - → Investment Banking – well up, strong results across the Group
  - → Treasury and Commodities – up on strong first half last year, boosted by asset realisation
  - → Banking and Property – down on record first half last year
  - → Equity Markets – greatly increased contribution from international business
  - → Financial Services – increased contribution exceeding plans
  - → Funds Management – marginally up


MACQUARIE
BANK

Well up on prior corresponding period

- → Benefiting from:
  - → Generally favourable market conditions
  - → Improvement in equity markets
  - → Policy of continuing to invest through the business cycle
- → Continuing to benefit from increase in capital
- → Notable contribution from asset realisations
- → Solid corporate deal flow
- → International infrastructure opportunities coming to fruition
- → International income up strongly despite stronger $A
- → Increased interim dividend from 41c to 52c reflecting earnings growth and revised dividend policy


MACQUARIE
BANK

Agenda

1. Highlights	Allan Moss
2. Analysis	Greg Ward
3. Group Comments Outlook	Allan Moss


MACQUARIE
BANK

Financial highlights

- → Profit up 32% on pcp to $242m
- → Basic earnings per share 116.2 cents – up 27% on pcp
- → Interim dividend 52 cents (90% franked) – up from 41 cents (85% franked) in pcp
- → Return on equity 23.2% – up from 20.5% in pcp
- → Operating income $1,176m - up 20% on pcp
- → International income up 64% on pcp - now 32% of total income
- → Funds under management up 8% since March 2003


MACQUARIE
BANK



Behind the numbers

- → Diversity of business
- → Growing funds under management
- → Growing annuity assets and income streams
- → Investing for growth
- → Growing international presence
- → Strong capital base
- → Leveraging our infrastructure


MACQUARIE
BANK

Operating income

Increase in all categories

	1H 04 $m	2H 03 $m	1H 03* $m
Net interest	143	142	132
Fee and commission	705	454	662
Trading	225	182	220
Other	103	73	(31)
Total	**1,176**	**851**	**983**

* Adjusted to exclude Broadcast Australia for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Fee and commission income

Record levels

	1H 04 $m	2H 03 $m	1H 03 $m
Fee and commission income	**705**	**454**	**662**

- → Strong growth in base management fees and performance fees
- → Good contribution from advisory activities, albeit down on a strong pcp
- → Increased brokerage driven by the recovery in global equity markets


MACQUARIE
BANK

Funds under management

3rd largest fund manager in Australia*


FUM by specialisation
$ billion
60
50
40
30
20
10
0
1H 02
2H 02
1H 03
2H 03
1H 04
FSG/FMG - wholesale
FSG/FMG - retail
Infrastructure
Property
Development capital & other

- → Total FUM up 21% on pcp with strong growth across all categories
- → Growth in FUM
  - → New funds include United Securities Investment Trust Corporation in Taiwan and MEAP
  - → Growth in assets of existing funds

* Rainmaker Information: June Quarter 2003, issued September 2003


MACQUARIE
BANK

Listed infrastructure and property funds have outperformed

400
300
200
100
0
Index
1996
1997
1998
1999
2000
2001
2002
2003
Macquarie Funds
All Ordinaries
Accumulation Index

Comprises the accumulated performance of Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust, Macquarie Leisure Trust, Macquarie Office Trust and Macquarie ProLogis Trust.

* All data as at 7 November 2003, indexed at 100 July 1996



MACQUARIE
BANK

Funds management - management fees

Growth continues



Base Fees
Performance Fees
$ million
175
150
125
100
75
50
25
0
1H 2002
2H 2002
1H 2003
2H 2003
1H 2004
Infrastructure
Development capital and other
Property
FMG/FSG - wholesale
FSG/FMG - retail

- → Base fees have increased due to growth in FUM
- → Performance fees have increased due to out-performance


MACQUARIE
BANK

Trading income

In line with prior corresponding period

	1H 04 $m	2H 03 $m	1H 03 $m
Trading income	**225**	**182**	**220**

- → Equity Markets significant increase on pcp
  - → particularly good contributions from Hong Kong and International Trading Desk
- → Agricultural Commodities down on pcp, impacted by lower levels of market volatility and liquidity
- → FX and interest rate products up on prior period, volatility providing many trading opportunities


MACQUARIE
BANK

Other income

Equity investment income grows

	1H 04 $m	2H 03 $m	1H 03 $m
Equity investments			
Gains from investment disposals[1]	46	28	3
Gain on disposal of businesses/subsidiaries	27	-	20
Provision for diminution - written back/(provided)[2]	17	5	(67)
Dividends/distributions – equity investments, other securities	20	14	16
Equity accounted income	15	5	(5)
Other	(22)	21	2
Total	**103**	**73**	**(31)**

1. Current period includes EAGM ($38m), SFE ($8m), prior period primarily MIG. 2. Current period write back primarily relates to MAp.


MACQUARIE
BANK

Growth in equity investments*

Supporting business development

Equity Investments
$ million
800
700
600
500
400
300
200
100
0
1H 02
2H 02
1H 03
2H 03
1H 04

→ Future growth in other income

*Comprises equity investments, other listed and unlisted equity securities and investments in associates and incorporated joint ventures


MACQUARIE
BANK

Notable unrealised gains on listed investments

	Book value @ 30/9/03 $m	Market value @ 7/11/03 $m	Unrealised gain $m	Unrealised gain @ 31/3/03 presentation $m
MIG	76	89	13	20
MGM	28	237	209	131
SFE	-	21	21	19
MCG	122	168	46	32
MAP	58	65	7	
Total	**284**	**580**	**296**	**202**



MACQUARIE
BANK

Growing our global presence

North America
264 staff

Vancouver
Seattle
San Jose
San Diego
Toronto
Chicago
New York
Memphis
Houston
Jupiter

South America
17 staff

Sao Paulo

Europe
211 staff

Dublin
London
Frankfurt
Munich
Vienna
Geneva

Africa
21 staff

Cape Town
Johannesburg

Asia
243 staff

Beijing
Tianjin
Seoul
Shanghai
Tokyo
Hong Kong
Labuan
Kuala Lumpur
Singapore
Jakarta

Australia
4,170
staff

Auckland
Wellington
Christchurch

NZ 97
staff

MACQUARIE BANK

Expanding offshore capabilities

Laying the foundation for growth in offshore income


Australian vs Overseas Staff


5,000
4,000
3,000
2,000
1,000
0
8%
10%
14%
16%
17%
2000
2001
2002
2003
'Sep 2003
International
Domestic


Overseas Staff by Group


Other 9%
FMG 4%
BPG 13%
FSG 8%
T&C 10%
EMG 8%
IBG 48%

→ Offshore staff increased by 25% since 2002


MACQUARIE
BANK

Domestic and international funds under management

$ billion
60
50
40
30
20
10
0
16%
22%
23%
26%
27%
1H 02
2H 02
1H 03
2H 03
1H 04
Domestic
International

→ Increasing international funds under management


MACQUARIE
BANK

International income

Well up on prior period

Total operating income
(excluding earnings on capital)
$m

1,200
1,000
800
600
400
200
0

1H 99 2H 99 1H 00 2H 00 1H 01 2H 01 1H 02 2H 02 1H 03 2H 03 1H 04

Domestic International

- → 32% of income from international activities
- → Many international initiatives in progress


MACQUARIE
BANK

International operating income by region and Group

Growth across most regions and Groups

Region

$m
400
350
300
250
200
150
100
50
0

1H 03 2H 03 1H 04

New Zealand
Africa
Asia
Americas
Europe

Group

$m
400
350
300
250
200
150
100
50
0

1H 03 2H 03 1H 04

FSG
FMG
B&P
EMG
T&C
IBG


MACQUARIE
BANK

Where the income comes from

By business segment

Investment banking 29%
(pcp 31%)
Up 10%
Mergers and acquisitions, advisory and underwriting
Institutional stockbroking
Financial products
Asset & wealth management 34%
(pcp 30%)
Infrastructure, property and other specialist funds
Up 33%
Retail and wholesale funds management and private client broking
Banking and securitised lending
Equipment and other leasing
Up 13%
Property lending
Other lending
Lending 14% (pcp 15%)
Commodities
Equity derivatives
Up 19%
FX, futures, treasury and debt markets
Financial markets 23% (pcp 24%)


MACQUARIE
BANK

Other annuity assets

Building strong annuity income streams


$ billion
12
10
8
6
4
2
0
2H 01
1H 02
2H 02
1H 03
2H 03
1H 04
Loan assets
Securitised asset portfolio
Wrap assets

→ Continued growth in loan assets, both on and off balance sheet, as well as Wrap assets


MACQUARIE
BANK

Operating expenses

	1H 04 $m	2H 03 $m	1H 03 $m
Expense/income ratio	**71.4%**	**77.1%**	**73.0%**
Employment expenses	617	449	518
Other expenses	223	207	200
Total	**840**	**656**	**718**

- → Employment expense leveraged to profitability
- → Other expenses up due to increased activity


MACQUARIE
BANK

Operating and support headcount

Leveraging our infrastructure

5,000
4,000
3,000
2,000
1,000
0
Headcount
1H 01
2H 01
1H 02
2H 02
1H 03
2H 03
1H 04
Operating
Support

→ Growth in

- → BPG – mortgages and securitisation
- → FSG – private client advisers


MACQUARIE
BANK

Taxation

	1H 04 %	2H 03 %	1H 03 %
Corporate tax rate	**30.0**	**30.0**	**30.0**
Group tax losses	-	(7.7)	(1.6)
Rate differential on offshore income	(4.0)	(3.9)	(2.4)
Other	(1.9)	(2.4)	0.7
Effective tax rate	**24.1**	**16.0**	**26.7**

- → Tax consolidation - electing to consolidate as of 1 October 2002
- → Macquarie Income Securities
  - → To be litigated in Federal Court, MBL confident of position
- → R&D syndicates
  - → Two syndicates in dispute, MBL confident of position
- → Tax audit - ongoing discussions continue


MACQUARIE
BANK

Dividends and franking

Increasing returns to shareholders

	1H 04		2H 03		1H 03	
	cps	Franking	cps	Franking	cps	Franking
Interim/ Final	52	90%	52	100%	41	85%
Special	-	-	50	100%	-	-

Future dividends will increase in line with earnings based on:

- → Target full year payout ratio of 50-60%
- → Expected minimum franking of 80% subject to income composition and tax reform
- → DRP discount reduced from 2.5% to zero


MACQUARIE
BANK

Capital growth


Balance sheet strength

$m

2,500
2,000
1,500
1,000
500
0

20%
16%
12%
8%
4%
0%

12.9%
17.4%
17.8%
15.5%
19.0%
18.5%

2H 01
1H 02
2H 02
1H 03
2H 03
1H 04

Ordinary equity **MIS** **CPS** Tier 1 Ratio

Capital strength provides the flexibility to continue investing for growth


MACQUARIE
BANK

Capital management

- → Approach is to be conservatively capitalised
  - → Support business initiatives, particularly specialised funds
  - → Maintain good credit rating
- → Recent subordinated debt issue
- → Converting Preference Shares
  - → Early conversion on 25 September 2003 to 4.9 million shares
  - → Buyback part of management of Tier 1 Capital position
- → APRA Conglomerates
  - → Significant change to the regulation of subsidiary activities within the Group


MACQUARIE
BANK

Group contribution to profit*

	1H 04 %	FY 03 %	1H 03 %
Corporate Finance (incl. Specialist Funds)	40	32	31
Financial Products (incl. X-Border Leasing)	7	6	10
Other (incl. Insto Broking, Macquarie Capital)	11	11	10
Total Investment Banking	58	49	51
Treasury and Commodities	19	23	25
Banking and Property	11	18	18
Equity Markets	8	5	3
Financial Services	4	2	1
Funds Management	1	2	2
Direct Investment	(1)	1	0
Total	**100%**	**100%**	**100%**

* Based on management accounts – pre-tax and pre-profit share


MACQUARIE
BANK

Agenda

1. Highlights	Allan Moss
2. Analysis	Greg Ward
3. Group Comments Outlook	Allan Moss


MACQUARIE
BANK

Investment Banking


58%

Comments on the first half:

→ Excellent overall performance – well up on pcp

Corporate Finance

→ Strong contribution – substantially up on pcp

→ Strong deal flow across industry group sectors:

- → M&A – **Alinta and AMP managed funds**/Aquila, HBOS/**BankWest**, **AWB**/Landmark, Placer Dome/**East African Gold Mines**
- → Equity capital markets – Promina, POWERS Trust, AWB, Macquarie Goodman Industrial Trust


MACQUARIE
BANK

Investment Banking (cont.)

Corporate Finance (cont'd)

- → Global fund strategy continues:
  - → Korean Road Infrastructure Fund (KRIF) second close
    - → Total current commitments of approx $465m
    - → 27% invested to date
  - → Macquarie Essential Assets Partnership (MEAP) established
    - → Initial commitments of approx $285m
    - → 2nd close anticipated later this financial year
- → Active operating management in funds resulted in EBITDA up for the 12 months to 30 June 2003:
  - → 11% on MIG's operating tollroads*
  - → 16% on MAP's airports*
  - → 24% on MCG's cornerstone asset, Broadcast Australia

* Weighted average EBITDA for operating assets


MACQUARIE
BANK

Investment Banking (cont.)

Financial Products

→ Down overall due to transaction timing

→ New domestic retail funds – Australian forestry product, 2nd Fusion fund, 2nd Macquarie Nine Film Fund

→ Four Corners (US) – loan management business, four new mandates

→ Cross-border leasing down but environment marginally improving

Macquarie Capital

→ Continued growth in asset based leasing volumes - 13% increase to $2.6b from 31 March 2003

Institutional Stockbroking

→ Strong result in improved equity market, well up on pcp

→ Secondary market brokerage revenue and issuance fees strong contributors


MACQUARIE
BANK

Investment Banking (cont.)

Current operating environment:

→ Positive turnaround in market conditions

→ Increased equity issuance and, to a lesser extent, M&A opportunities across most industry sectors

→ Improving but still difficult environment for cross-border leasing

→ Continued acquisitions across a number of asset classes

Post balance date:

→ KRIF's 2nd investment – Daegu Busan toll road

→ Acquired South East Water and Arlanda Express as seed assets for the proposed Macquarie European Infrastructure Fund (MEIF)


MACQUARIE
BANK

Investment Banking (cont.)

Outlook:

→ Strong deal pipeline – current and future roles include Australian Leisure & Hospitality Group, Fletcher Challenge Forests, AMP rights issue

→ International infrastructure businesses to continue to grow:

- → Anticipate Macquarie European Infrastructure Fund initial close
- → Global Infrastructure Fund II
- → African Infrastructure Investment Fund
- → Further Korean Road Infrastructure Fund and Macquarie Essential Assets Partnership raisings

→ Overall expect full year to be well up on the prior corresponding period


MACQUARIE
BANK

Treasury and Commodities


19%

Comments on the first half:

→ Overall up on pcp in mixed market conditions

→ Foreign Exchange and Debt Markets continuing to perform well, marginally down on pcp

→ Agricultural Commodities significantly down on strong pcp

  → Lower volatility and liquidity in agricultural commodities markets

  → Higher sugar prices resulting in reduced client hedging requirements

→ Futures down due to lower margins and stronger exchange rate

→ Metals and Mining well up

  → Includes the A$37.5m profit on the realisation of the East African Gold Mines investment

  → Positive contribution from energy capital business

→ Treasury down on strong pcp reflecting a less volatile interest rate environment

→ Positive contribution from new Energy Markets Division


MACQUARIE
BANK

Treasury and Commodities (cont.)

Current operating environment:

→ Satisfactory transaction volumes and general volatility

→ Stronger equity markets reducing corporate debt and hedging requirements

Outlook:

→ Domestic business maintaining strong performance

→ Anticipate further offshore growth - particularly commodity businesses (metals, energy and agriculture)

→ London based commodity derivatives alliance with Royal Bank of Scotland - will leverage skills of existing commodities businesses


MACQUARIE
BANK

Banking and Property


11%

Comments on the first half:

→ Down on strong result in pcp – mainly due to transaction timing in Property business

→ Continued strong revenues from property financing developments

→ Property FUM (including associates) up 28% to $9.2b from 31 March 2003

→ Australian mortgage portfolio now over $10 billion - record settlements up 39% on pcp

  → US mortgage business originated US$166 million during the period bringing total book to US$173m

→ Margin Lending up on increased margin loan portfolio

→ Banking slightly down on strong pcp

→ Continued growth in Golf and Leisure business – long-term investments making a strong contribution


MACQUARIE
BANK

Banking and Property (cont.)

Current operating environment:

→ Australian property market remains relatively strong though expect softening in some sectors eg. oversupply of some inner-city investment property markets

→ Recovering equity markets increasing competition for listed property trust market

Outlook:

→ Maintain long standing conservative credit policies and well secured development portfolio

→ Continued strategy of selective growth in domestic and international niche markets, including:

- →Australia: syndicate opportunities and development funds including MREEF3
- →USA: Property Funds Management including Macquarie DDR Trust, Property Finance and Mortgages
- →Asia: REIT opportunities

→ Positioned well for medium term


MACQUARIE
BANK

Equity Markets


8%

Comments on the first half:

- → Significantly up on pcp – all major businesses performing well
- → Hong Kong – increased profitability reflecting increased equity market activity
  - → Stronger market positions in both warrants and equity linked notes; new revenue streams from higher-margin structured products
- → Australia – slightly down on pcp due to lower warrant volumes
  - → Leading warrant market shares maintained; revenue diversification through increased unlisted product sales
- → South Africa – new Nedcor alliance exceeded pcp result with previous business partner
- → Korea – alliance with Woori Bank commenced in September - on schedule and on budget
- → Japan – profitable as market commenced recovery
- → Europe – restructured International Structuring business now profitable


MACQUARIE
BANK

Equity Markets (cont.)

- → Brazil – difficult conditions resulted in a flat result for the period
- → International Trading Desk – 24 hour Sydney-based global trading and risk management desk. Significant growth from sale of US equity products to Asian investors.

Current operating environment:

- → Global equity markets:
  - → Improvement in activity levels, particularly since June
  - → In particular, North Asian markets performing better, but still far from peaks
  - → Sustainability of improvement remains uncertain
- → Australia: greater confidence as global economic conditions improve

Outlook:

- → Korean business alliance – prospects encouraging and profitability expected within 12 months
- → Growing focus on the US
- → Continue to be leveraged to global equity markets


MACQUARIE
BANK

Financial Services


4%

Comments on the first half:

→ Significantly up on pcp – exceeding plans

→ Increased annuity based revenue growth through Wrap and CMT

→ Wrap up 22% to $7.7b; CMT up 6% to $9.3b

→ Best Fund Manager and Best Master Trust/Wrap Provider (*ASSIRT 2003 Service Level Awards*)

→ Stronger private client broking business benefited from improved investor sentiment

→ Successful integration of more than 60 new private client advisers

Current operating environment:

→ Retail financial services benefiting from improvement in equity markets

→ Increased activity by IFAs expected to continue


MACQUARIE
BANK

Financial Services (cont.)

Post balance date:

→ Profit on sale of holding in South African joint venture of $14.4m

Outlook:

→ Anticipate continued growth in Wrap

  → In discussions with major Australian financial institution regarding provision of administrative services to A$2bn Wrap platform - outcome expected by end 2003.

→ Increased presence in New Zealand market through targeted adviser growth and product innovation

→ Expect equity markets to continue to provide satisfactory conditions for advisory and broking services

→ Confident of increasing profits over the medium and long term


MACQUARIE
BANK

Funds Management

1%

Comments on the first half:

→ Contribution marginally up on pcp

→ Total FUM up 8% to $33.1b from 31 March 2003, strong growth in international funds under management

→ Broad market support for move of all Australian equities to proven Style Neutral approach

→ Satisfactory progress with new joint venture in Taiwan with United Securities Investment Trust Corporation

Current operating environment:

→ Investors starting to seek growth investments in improving equity markets

→ Continued demand for True Index (zero cost) products

Outlook:

→ Positive medium to long term prospects

→ Anticipate continued growth in Asian joint ventures, continuing to invest

→ Will be developing higher-margin products from existing capabilities


MACQUARIE
BANK

Direct Investment

Comments on the first half:

→ Small loss for the period

→ Nardell Coal placed in receivership, loss recorded

→ Substantial gain on sale of Sabco assets

Current operating environment:

→ Most investee companies performing well

→ Improving equity markets expected to provide opportunities for realisations

Post balance date:

→ JB Hi-Fi successfully listed in October

Outlook:

→ Repco and InvoCare (formerly SCIA) realisations expected by end of December

→ Anticipate a good profit for the year

→ Expect to make substantial returns to investors in near term


MACQUARIE
BANK

Continued record of profit growth


30 September
31 March
$m
350
300
250
200
150
100
50
0
FY 1993
FY 1994
FY 1995
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
HY 2004


MACQUARIE
BANK

Macquarie compares favourably to other growth stocks

	MBL*	US Barra MidCap Growth^
10 yr EPS compound average growth (% p.a)	15.5	7.7
Dividend yield (% p.a)	3.0	0.8
Return on equity (% p.a)	19.6	15.3

* MBL EPS, DPS and ROE based on 12 months to 30 September 2003

^ Source: Based on S&P Midcap 400/Barra Growth index - only stocks that have consistently been included in the index for last 10 yrs included - and Worldscope. Prices current at 30 September 2003. EPS, DPS, and ROE based on year ended 31 December 2002. EPS growth calculated from universe aggregate earnings including loss making stocks.


MACQUARIE
BANK

Overall outlook

Current market conditions:

- → International market conditions are favourable and domestic market conditions are exceptionally favourable with high volumes in most markets
- → Markedly improved investor confidence
- → Improving corporate confidence
- → Continuing good credit quality

Current year outlook:

- → Expect to continue to benefit from these positive conditions
- → Expect the second half to be significantly up on pcp but, as usual, below the first half due to timing of performance fees

Medium term outlook:

- → Expect to benefit from growth initiatives across the business
- → Expect international growth to continue
- → Will continue to be influenced by market conditions generally
  - → Therefore caution should be exercised in extrapolating from the current year


MACQUARIE
BANK

Macquarie Bank Limited

Presentation to Investors and Analysts

Allan Moss, Managing Director and Chief Executive Officer

Greg Ward, Chief Financial Officer

13 November 2003